                                                Filed pursuant to Rule 424(b)(4)
                                                Registration No. 333-88009


PROSPECTUS

                                6,000,000 Shares

                              [GETTY IMAGES LOGO]

                                  COMMON STOCK

                            ------------------------
GETTY IMAGES, INC. IS OFFERING SHARES OF ITS COMMON STOCK.
                            ------------------------
OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "GETY." ON NOVEMBER 16, 1999, THE REPORTED LAST SALE PRICE ON THE NASDAQ NATIONAL MARKET OF OUR COMMON STOCK WAS $41 3/4 PER SHARE.
                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                            ------------------------
                               PRICE $39 A SHARE
                            ------------------------

                                                                 UNDERWRITING
                                                   PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                    PUBLIC        COMMISSIONS     GETTY IMAGES
                                                   --------      -------------    ------------
Per Share......................................     $39.00          $1.95            $37.05
Total..........................................  $234,000,000    $11,700,000      $222,300,000

                            ------------------------
Getty Images has granted the U.S. underwriters the right to purchase up to an additional 900,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on November 19, 1999.
MORGAN STANLEY DEAN WITTER
           DEUTSCHE BANC ALEX. BROWN
                      HAMBRECHT & QUIST
                                 ROBERTSON STEPHENS
                                          PACIFIC CREST SECURITIES
November 16, 1999

PROSPECTUS

                                6,000,000 Shares

                              [GETTY IMAGES LOGO]

                                  COMMON STOCK

                            ------------------------
GETTY IMAGES, INC. IS OFFERING SHARES OF ITS COMMON STOCK.
                            ------------------------
OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "GETY." ON NOVEMBER 16, 1999, THE REPORTED LAST SALE PRICE ON THE NASDAQ NATIONAL MARKET OF OUR COMMON STOCK WAS $41 3/4 PER SHARE.
                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                            ------------------------
                               PRICE $39 A SHARE
                            ------------------------

                                                                 UNDERWRITING
                                                   PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                    PUBLIC        COMMISSIONS     GETTY IMAGES
                                                   --------      -------------    ------------
Per Share......................................     $39.00          $1.95            $37.05
Total..........................................  $234,000,000    $11,700,000      $222,300,000

                            ------------------------
Getty Images has granted the U.S. underwriters the right to purchase up to an additional 900,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. International Limited expects to deliver the shares to purchasers on November 19, 1999.
MORGAN STANLEY DEAN WITTER
                DEUTSCHE BANK
                                 HAMBRECHT & QUIST
                                              ROBERTSON STEPHENS
                                                        INTERNATIONAL
November 16, 1999

EDGAR description of artwork:
   Inside front cover graphics of prospectus --
   Inside back cover of prospectus --
   Outside back cover of prospectus --

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Special Note Regarding
  Forward-Looking Statements..........   19
The Transaction.......................   20
Use of Proceeds.......................   24
Capitalization........................   25
Common Stock Price Range..............   26
Dividend Policy.......................   26
Selected Consolidated Financial Data
  of Getty Images.....................   27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations of Getty Images.......   29
Selected Consolidated Financial Data
  of The Image Bank...................   43
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations of The Image Bank.....   44

                                        PAGE
                                        ----
Unaudited Condensed Pro Forma
  Consolidated Financial
  Information.........................   47
Business..............................   55
Management............................   68
Description of Capital Stock..........   73
Certain United States Federal Tax
  Considerations for Non-United States
  Holders.............................   78
Underwriters..........................   81
Legal Matters.........................   83
Experts...............................   83
Where You Can Find More Information...   84
Incorporation of Certain Documents by
  Reference...........................   85
Index to Consolidated Financial
  Statements..........................  F-1

                           -------------------------

     Our principal executive offices are located at 701 N. 34th Street, Suite 400, Seattle, Washington 98103, and our telephone number is (206) 268-2000. Our primary website can be found at www.getty-images.com. The contents of our websites are not part of this prospectus.

     In this prospectus, "Getty Images," "we," "us," and "our" refer to Getty Images, Inc. and its consolidated subsidiaries, unless the context otherwise dictates, and references to "dollars" or "$" are to United States dollars and references to "pounds sterling" or "L" are to United Kingdom pounds sterling. Getty Images, Getty, Getty Logo, gettyone, Energy Film Library, PhotoDisc, Allsport, OnLine USA, Tony Stone Images, EyeWire, Hulton, Art.com and Liaison are used in this prospectus and are our trademarks. We also refer to trademarks of others in this prospectus. Getty Images, Inc. is not affiliated with the J. Paul Getty Museum.
                           -------------------------

     You should rely only on the information contained in this prospectus or incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other document filed subsequently with the Securities and Exchange Commission which also is or is deemed to be incorporated by reference, modifies or replaces that statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute part of this prospectus.

     For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

     We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated herein by reference. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or incorporated herein by reference is accurate only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or of any sale of the common stock.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information about our company, the common stock being sold and our financial statements and the notes to those statements included elsewhere in this prospectus. In addition, you should carefully consider the information set forth or referred to under the heading "Risk Factors."

     Getty Images is a leading provider of imagery to businesses and consumers worldwide, distributing products digitally via the Internet and on CD ROMs, as well as in analog form. We are pioneering a solution to aggregate and distribute visual content. Since 1995 we have been an active consolidator of many of the visual content industry's leading brands, acquiring brands such as Tony Stone Images, a leading worldwide provider of contemporary stock photography; PhotoDisc, a pioneer in the development and marketing of digital stock photography, which uses the royalty-free licensing model and the electronic delivery of images; Allsport, a leading worldwide sports photography provider; EyeWire, a leading provider of royalty-free imagery and visual content-related products and services to the business user market; and Art.com, a leading provider of framed and unframed art and art-related products to consumers on the Internet. We work with an estimated 3,200 photographers and an estimated 400 cinematographers and film producers to create our content. We recorded sales of $185.1 million in 1998, and $167.9 million for the nine months ended September 30, 1999. Following our acquisition of The Image Bank, which had sales of $70.8 million in 1998, we will control an estimated 60 million still images and an estimated 27,000 hours of film footage.

     We provide our high quality, relevant imagery to creative professionals at advertising agencies, graphic design firms and corporations; press and editorial customers involved in newspaper, magazine, book, CD ROM and online publishing; business users and small office/home office users; and consumers. By aggregating the content of our various leading brands on the Internet and partnering with third party providers, we offer a comprehensive and user friendly solution for our customers' imagery and related product needs. We seek to leverage our internally-developed search and e-commerce technology to enhance our position as a leader in the visual content industry.

     Visual content is everywhere and is used by businesses and consumers alike to enlighten, inspire, entertain and communicate messages. Imagery is a dynamic and forceful communication tool, allowing users to capture thoughts or ideas in a simple way. Imagery has no language barriers and can often convey universal messages. Business users typically integrate imagery into various media, such as advertisements, billboards, direct mail, magazines, newspapers, brochures, packaging, motion pictures, television programming and commercials and websites. Consumers, forming a distinct market segment, have traditionally purchased images for decoration or pleasure in the home or office and are increasingly using images on the Internet.

     The visual content industry supplies imagery to a varied and growing customer base. The industry has historically been highly fragmented, with a few international providers, a number of regional providers and a large number of small businesses that specialize in a particular content type or geographic area. We believe that the demand for visual content has grown throughout the twentieth century. We believe this growth can be attributed in part to technological improvements which have made imagery more accessible and the proliferation of both print and television media. Recently, industry growth has been accelerated by the use of still images and film footage on the Internet.

     The visual content industry involves the creation, acquisition, storage, distribution and end-use of both still images and film footage. Traditionally, images have been captured and distributed in analog form. This has required a lengthy process for the provider and has also been relatively inefficient for the customer. Digital image technology captures images in a form that can be stored, electronically manipulated and quickly retrieved from a computer. While visual content providers continue to create and distribute imagery in the analog format, they are increasingly using digital technology. The migration toward digital technology has had implications for improving the process both from a customer and content provider perspective. For the customer, the digital image acquisition process is dramatically more efficient. For providers, digitization provides an opportunity to achieve economies of scale by consolidating a widely fragmented industry, thereby leveraging an increased offering of images over a wide range of business and consumer customers.

     We offer a hassle-free comprehensive solution, high quality, relevant content and around-the-clock service to our customers. We seek to be the leading provider in the visual content industry. Key elements of our strategy include: promoting online distribution; creating vertical portals for our key customer segments; increasing our penetration of the consumer marketplace; maintaining our technological expertise; leveraging strategic alliances; and continuing to pursue acquisitions.

                              RECENT DEVELOPMENTS

THE IMAGE BANK

     On September 20, 1999, we signed a stock purchase agreement with Eastman Kodak Company and Kodak S.A., an affiliate of Eastman Kodak Company, to purchase all of the capital stock of The Image Bank, Inc. and The Image Bank France S.A., which we collectively refer to as "The Image Bank," for approximately $173.0 million plus approximately $10.0 million to compensate Eastman Kodak Company for a tax election made for our benefit. We currently expect to close this acquisition on or before December 15, 1999. The Image Bank is a leading provider of visual content to the advertising, design, publishing, corporate, broadcast and editorial markets. We believe that The Image Bank is the market leader in the film footage market and is a leading source of contemporary stock photography, archival photography and illustrative artwork worldwide. Upon consummation of the acquisition, The Image Bank's collection will add an estimated 30 million still images and an estimated 15,000 hours of film footage to our collections.

     The Image Bank employs approximately 475 people in ten offices throughout the world, including offices in the United States, France and Hong Kong. The Image Bank has also established an extensive network of franchised offices in North America, Europe, Asia Pacific, South America and Africa. This network enables The Image Bank to provide access to images worldwide, as well as localized service and image distribution to creative professionals in major global media markets.

SUBSCRIPTION BY GETTY INVESTMENTS L.L.C.

     We have entered into an agreement, dated as of October 26, 1999, with Getty Investments L.L.C. providing for the purchase by Getty Investments of 1,579,353 shares of our common stock for $32.0 million in cash, or approximately $20.261 per share. The purchase price was established by using the average of the bid and the ask price of our common stock on The Nasdaq National Market for the ten trading day period ending on October 25, 1999. The purchase of the shares by Getty Investments is due to be consummated on the business day immediately preceding the closing of the acquisition of The Image Bank. The subscription is subject to the inclusion of these new shares under our existing registration rights agreement with Getty Investments; the execution and delivery of an indemnity agreement similar to that delivered in connection with the sale of our convertible subordinated notes; and the receipt by Getty Investments of an appropriate legal opinion. The closing of the Getty Investments stock purchase is not contingent on the closing of this offering or the acquisition of The Image Bank.

OTHER TRANSACTIONS

     On August 5, 1999, we completed the acquisition of EyeWire Partners, Inc., a leading provider of royalty-free photography, video, audio, typefaces, software and other design resources to creative professionals and business users. EyeWire does the majority of its business online. We believe the acquisition of EyeWire, located at www.eyewire.com, supports our strategy of migrating the visual content industry from an analog to a digital platform, by providing us with an array of online services. On August 19, 1999, we completed the acquisition of Online USA, Inc., located at www.onlineusa.com, an agency specializing in the sourcing and distribution of celebrity imagery over the Internet.

     On October 26, 1999, we issued an aggregate of 428,442 shares of our common stock in exchange for all of the issued and outstanding capital stock of American Royal Arts Corporation. American Royal Arts Corporation is a leading provider of animation art.

     On October 27, 1999, we acquired 95% of the membership interest in Newsmakers L.L.C. for $950,000 of our common stock which has yet to be issued. The price of our common stock to be issued was based on the average closing price per share, as reported on The Nasdaq National Market for the ten day trading period ending on the second day prior to the close of the agreement. Newsmakers L.L.C. is a premiere digital news agency covering current events, news and celebrity photography.

                                  THE OFFERING

Common stock offered:
  United States offering..................  5,000,000 shares
  International offering..................  1,000,000 shares
                                            -----------------
          Total...........................  6,000,000 shares
Common stock to be outstanding after the
  offering................................  41,654,192 shares
Use of proceeds...........................  To finance the acquisition of The Image Bank and for general corporate purposes, including
                                            working capital. See "Use of Proceeds."
Nasdaq National Market symbol.............  GETY

     The above information is based on 35,654,192 shares of common stock outstanding as of September 30, 1999. This information does not include 8,856,896 shares of common stock issuable upon exercise of our stock options outstanding on September 30, 1999 or allocated for grant as of September 30, 1999. See "Capitalization."

     Unless otherwise specifically stated, the information in this prospectus:

     - assumes no exercise of the U.S. underwriters' over-allotment option;

     - assumes our outstanding convertible subordinated notes are not converted into shares of our common stock; and

     - assumes no new issuance of our common stock to Getty Investments L.L.C.

               SUMMARY CONSOLIDATED AND PRO FORMA FINANCIAL DATA
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                              GETTY
                       COMMUNICATIONS PLC
                          (PREDECESSOR
                            COMPANY)                            GETTY IMAGES, INC.
                       -------------------   --------------------------------------------------------
                           YEAR ENDED         YEAR ENDED     NINE MONTHS ENDED     NINE MONTHS ENDED
                          DECEMBER 31,       DECEMBER 31,      SEPTEMBER 30,         SEPTEMBER 30,
                         1996       1997       1998(1)             1998                  1999
                       --------   --------   ------------   -------------------   -------------------
                                                             (UNAUDITED)           (UNAUDITED)
STATEMENT OF
  OPERATIONS DATA:
Sales................  $ 85,014   $100,797     $185,084          $135,032              $167,930
Gross profit.........    52,858     63,283      132,254            95,952               122,879
Operating
  income/(loss)......     7,967      7,880      (29,763)          (26,185)              (44,954)
Net income/(loss)....     2,728      4,022      (36,383)          (29,807)              (48,055)
Net income/(loss) per
  share..............  $    .10   $    .11     $  (1.25)         $  (1.04)             $  (1.44)
Shares used in
  computing per share
  amount.............    27,442     37,908       29,160            28,686                33,273
OTHER OPERATING DATA:
EBITDA(3)............  $ 15,608   $ 19,347     $ 35,350          $ 24,721              $ 25,563
EBITDA per share.....  $    .57   $    .51     $   1.21          $    .86              $    .77
BALANCE SHEET DATA:
Cash and cash
  equivalents........  $ 58,939   $ 29,234     $ 16,150          $ 29,540              $  9,877
Working capital(4)...    51,242     23,062       22,627            23,391                 4,346
Total assets.........   163,504    171,638      462,863           480,824               620,160
Long-term debt, net
  of current
  maturities.........    17,910     14,657       72,354            72,173                76,260
Total stockholders'
  equity.............   113,523    119,539      343,927           348,653               455,189


                             PRO FORMA CONSOLIDATED
                               GETTY IMAGES, INC.
                       ----------------------------------
                        YEAR ENDED     NINE MONTHS ENDED
                       DECEMBER 31,      SEPTEMBER 30,
                         1998(2)            1999(2)
                       ------------   -------------------
                                  (UNAUDITED)
STATEMENT OF
  OPERATIONS DATA:
Sales................   $ 256,300          $224,672
Gross profit.........     173,561           156,135
Operating
  income/(loss)......     (92,210)          (78,532)
Net income/(loss)....    (100,740)          (82,943)
Net income/(loss) per
  share..............
Shares used in
  computing per share
  amount.............
OTHER OPERATING DATA:
EBITDA(3)............   $  37,562          $ 25,776
EBITDA per share.....
BALANCE SHEET DATA:
Cash and cash
  equivalents........                      $ 77,383
Working capital(4)...                        81,813
Total assets.........                       893,768
Long-term debt, net
  of current
  maturities.........                        77,292
Total stockholders'
  equity.............                       709,489

-------------------------
(1) Reflects the combination of the consolidated statement of operations of Getty Communications plc, our predecessor company, for the period January 1, 1998 through February 9, 1998 and our consolidated statement of operations for the period February 10, 1998 through December 31, 1998.

(2) Adjusted to reflect the pro forma adjustments (as set out in "Unaudited Condensed Pro Forma Consolidated Financial Information") that would have been determined if the acquisitions of Art.com and The Image Bank had taken place on January 1, 1998. The unaudited selected pro forma consolidated financial data is provided for illustrative purposes only and does not purport to represent what our actual results of operations and financial position would have been had the acquisitions occurred on January 1, 1998, nor is it necessarily indicative of our future operating results or consolidated financial position.

(3) EBITDA is defined as earnings before interest, taxes, exchange gains/(losses), amortization, depreciation, non-recurring integration and restructuring costs, legal settlement and extraordinary items. Thus, EBITDA with respect to us comprises sales less cost of sales and selling, general and administrative expenses. We believe that EBITDA provides investors and analysts with a measure of operating income unaffected by the financing and accounting effects of acquisitions and assists in explaining trends in our operating performance. EBITDA should not be considered as an alternative to operating income as an indicator of our operating performance or to cash flows as a measure of our liquidity. EBITDA may not be comparable to other similarly titled measures used by other companies.

(4) Working capital is defined as total current assets less total current liabilities.

                                  RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you might lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

    IF WE FAIL TO COMPLETE THE PROPOSED ACQUISITION OF THE IMAGE BANK, WE MAY NOT RECOGNIZE SOME OF THE BENEFITS WE DESCRIBE IN THIS PROSPECTUS.

     While we have entered into a stock purchase agreement with Eastman Kodak Company and Kodak S.A. to purchase all of the capital stock of The Image Bank, Inc. and The Image Bank France S.A., we have not completed this transaction. The stock purchase agreement contains a number of conditions that must be satisfied before we can close the transaction. While we anticipate closing this transaction in the fourth quarter of 1999, we cannot guarantee when, or whether, this transaction will be completed. See "The Transaction."

    IF WE FAIL TO EXECUTE OUR STRATEGY FOR THE IMAGE BANK FOLLOWING THE ACQUISITION, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

     The acquisition of The Image Bank represents a significant expansion of our operations and presents a number of risks, including:

     Failure to Move the Core Contemporary Stock Photography Collection of The Image Bank Online. The acquisition of The Image Bank will add a substantial amount of new content to our visual content collections. Nearly all of The Image Bank's content is in the traditional analog format. Following the acquisition, we plan to convert The Image Bank's core contemporary stock photography collection into digital format and make this core collection available online. If we are unable to complete this conversion process in an efficient and effective manner, or encounter unexpected difficulties during this conversion, we will not realize one of the contemplated benefits of the acquisition.

     Loss of Customers and Photographers. The Image Bank's customers, and photographers who supply its images, may not be willing to continue or expand their existing relationships with The Image Bank following the acquisition. While some customers and photographers have contractual obligations to The Image Bank, we could lose a substantial number of customers or photographers to competing providers.

     Relations with Franchisees. The Image Bank conducts a significant portion of its business through franchisees. We cannot guarantee that we will be able to work effectively with The Image Bank's franchisees following the acquisition. In the event these franchisee relationships are strained or a dispute arises, we may not be able to terminate or buy-out the franchise agreements on acceptable terms.

     Inability to Retain Employees. The Image Bank's employees may not wish to continue working for The Image Bank following the acquisition. The loss of key employees may disrupt our business and give rise to additional recruiting and training costs.

    IF WE ARE UNABLE TO INTEGRATE COMPANIES WE ACQUIRE SUCCESSFULLY, INCLUDING THE IMAGE BANK, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     As a result of the consolidation strategy that we have implemented since our inception in 1995 and our current plans to acquire The Image Bank, our senior management has focused significant attention on integrating acquired businesses. Our future performance will largely depend on our ability to integrate the operations of acquired companies, including The Image Bank. These acquisitions create risks such as:

     - disruption of our ongoing business;

     - difficulty assimilating the operations, including financial and accounting functions, sales and marketing procedures, technology and other corporate administrative functions of the combined companies;

     - diversion of attention of our senior management from existing operations and other potential business opportunities;

     - problems combining personnel of the acquired companies with our existing personnel; and

     - problems retaining key employees from the acquired companies.

     We cannot guarantee that we will successfully integrate The Image Bank or any other acquired companies with our business.

    FAILURE TO MANAGE OUR GROWTH MAY ADVERSELY AFFECT OUR BUSINESS.

     We have experienced and are currently experiencing significant growth. This growth has placed, and the future growth we anticipate in our operations will continue to place, a significant strain on our resources. As part of this growth, we will have to implement new operational systems and procedures and controls, expand, train and manage our employee base, and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. In addition, managing these aspects of our business must be done in the context of geographically dispersed operations worldwide.

     Several members of our senior management team joined us in 1999. These individuals are currently becoming integrated with the other members of our management team. We believe the successful integration of our management team is critical to manage our operations effectively and support our growth.

    WE MAY LOSE CUSTOMERS IF WE ARE UNABLE TO DETERMINE CURRENT OR FUTURE TRENDS AND MAINTAIN UP-TO-DATE CONTENT IN OUR COLLECTIONS.

     Our future performance depends on our ability to review and refresh our collections based on current and future trends in order to provide our customers with the most up-to-date content. If we are unable to determine such trends and add new imagery, or fail to do so in a timely manner, customers requiring such content may use another visual content provider to obtain imagery.

    ACQUISITION RELATED CHARGES AND RESTRUCTURING COSTS COULD HAVE AN ADVERSE IMPACT ON OUR OPERATING RESULTS.

     Our operating results and earnings in future periods may be adversely affected as a result of acquisition-related charges, including:

     - significant goodwill amortization charges;

     - one-time transaction costs; and

     - other related one-time reorganization charges.

     For example, the acquisitions of PhotoDisc and Allsport in February 1998, Art.com in May 1999 and EyeWire in August 1999 generated approximately $398.8 million of goodwill and $51.0 million of other intangibles that will result in a substantial annual charge to be amortized against our earnings in future periods. We are amortizing goodwill relating to PhotoDisc and Allsport over 20 years, goodwill relating to Art.com over three years and goodwill relating to EyeWire over seven years. We amortize other intangibles over one to three years. However, we could be required to write-down the unamortized value of such goodwill in the future at an accelerated rate in the event that it suffers an impairment in value. Any acquisition we consummate in the future could generate goodwill and other intangibles that would result in similar charges to be amortized against our future earnings.

     We incurred non-recurring integration and restructuring costs of $13.8 million during 1998 following the acquisitions of PhotoDisc and Allsport. During the three months ended September 30, 1999, we approved and commenced a program to integrate all our businesses, including the new acquisitions Art.com and EyeWire, into four divisions to serve our four major types of customers. This resulted in integration and restructuring charges totaling $7.4 million. The charges included restructuring costs, severance costs, consulting and professional fees, systems and process integration costs and costs associated with terminations. Restructuring costs, amounting to $4.8 million in 1999, were for estimated exit costs associated with the closure of 14 facilities, asset writedowns and employee termination costs. We cannot guarantee that further integration of our existing and future businesses will not result in similar or greater integration and restructuring costs, which will negatively effect our future earnings.

    WE EXPECT OUR QUARTERLY FINANCIAL RESULTS TO FLUCTUATE.

     Historical trends and quarter-to-quarter comparisons of our operating results are not good indicators of our future performance. It is possible that some future quarterly results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall. Our revenues and operating results are expected to vary from quarter-to-quarter due to a number of factors, including:

     - demand for our products;

     - our ability to continue to move customers to the digital distribution of imagery;

     - changes in sales mix, including sales of digital imagery, wholly-owned imagery, geographic distribution and brand distribution;

     - our ability to attract visitors to our websites;

     - the frequency of repeat purchases by our customers;

     - shifts in the nature and amount of publicity about us, our competitors or the visual content industry;

     - changes in the growth rate of the Internet;

     - our ability to enhance our technology to accommodate any future growth in our operations or customers;

     - changes in our pricing policies or the pricing policies of our competitors;

     - changes in government regulation; and

     - costs related to potential acquisitions of technology or businesses.

    WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST OUR EXISTING OR POTENTIAL COMPETITORS.

     The visual content industry is highly competitive. We compete directly with a number of large and small visual content companies to provide imagery to businesses and consumers. Our current or potential competitors include:

     - other large visual content providers such as Visual Communications Group and Corbis Corporation;

     - specialized visual content companies that are well established in their local, content or product specific markets;

     - consumer oriented websites for art and related products; and

     - commissioned photographers.

In addition to competitors and competitive factors applicable to the visual content industry as a whole, our individual brands are subject to competitors and competitive factors specific to each such brand.

     We believe that the principal competitive factors in the visual content industry are name recognition, company reputation, the quality, relevance and diversity of the images, the quality of the contributing photographers and cinematographers under contract with a company, effective use of developing technology, customer service, pricing, accessibility of imagery, distribution capability and speed of fulfillment.

     Some of our existing and potential competitors may have significantly greater financial, marketing and other resources or greater name recognition than we have. Some of these competitors may be able to respond more quickly to new or expanding technology and devote more resources to the development or promotion of their services than we can. In addition, possible new entrants into the visual content industry could increase if technological advances make archiving, searching and digital delivery systems more affordable.

     We cannot guarantee that we will be able to compete successfully against existing or potential competitors.

    WE MAY NOT BE ABLE TO ATTRACT CUSTOMERS TO OUR WEBSITES OR TAKE ADVANTAGE OF THE GROWTH OF NEW MARKETS.

     Our strategy depends, in large part, on our ability to attract customers to our websites and to encourage and take advantage of the growth of new markets. We will continue to seek strategic alliances and acquisitions to drive customers to our websites and create new markets, products and services. We believe that our ability to attract customers, facilitate market acceptance of our imagery, related products and services and our brands, and enhance our sales and marketing capabilities depends on our ability to develop and maintain Internet-related strategic alliances and acquisitions. The market for Internet-related alliances and acquisitions is highly competitive and we cannot guarantee that we will be successful in negotiating additional alliances or acquisitions on favorable terms, if at all. We also cannot be sure that any such alliances or acquisitions will assist us in attaining our goals.

    THE SUCCESS OF OUR BUSINESS DEPENDS ON THE GROWTH IN DEMAND FOR THE DIGITAL DOWNLOAD OF VISUAL CONTENT.

     The success of our business depends on the continued and increasing acceptance of the digital download method for purchasing visual content. The growth and market acceptance of digital download is subject to a number of factors, including:

     - the availability of sufficient network bandwidth to enable purchasers to rapidly download images;

     - the number of relevant images available for purchase through digital download as compared to those available through traditional methods;

     - the level of consumer comfort with the process of downloading visual content;

     - the relative ease of the downloading process;

     - concerns about the security of online transactions; and

     - specific customer requirements that dictate the continued reliance on analog imagery.

     Our strategy is based in part on increasing acceptance of the Internet as a method for distributing images. We may not overcome future technical challenges associated with electronically delivering visual content reliably on a long-term basis.

    WE MAY NOT SUCCEED IN ESTABLISHING THE GETTYONE BRAND.

     Historically, we have marketed each Getty brand as its own collection. We have recently reorganized these brands into four customer divisions and plan to fully launch the gettyone brand, currently available on a limited basis in beta form, which will provide creative professional customers access to our relevant imagery and services on one website. Successful positioning of the gettyone brand will largely depend on the success of our advertising and promotional activities and our ability to provide customers with high quality products and strong customer service. We believe that a favorable customer reception of the gettyone brand is important to our future success. If our brand enhancement strategy is unsuccessful, we may be unable to realize potential benefits of gettyone.

    OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO RETAIN OUR EXECUTIVE CHAIRMAN AND CHIEF EXECUTIVE OFFICER.

     Our future success depends, in part, on the continued service of Mr. Mark Getty, our Executive Chairman, and Mr. Jonathan Klein, our Chief Executive Officer. Mr. Getty and Mr. Klein are each party to an employment agreement with us for a minimum period of three years, commencing in February 1998 and June 1999, respectively. We do not have "key person" life insurance policies covering either Mr. Getty or Mr. Klein.

    CONSUMERS OF ART MAY NOT USE ART.COM FOR PURCHASES.

     We recently entered into the consumer market through our acquisition of Art.com. We may not be able to convert a large number of customers from traditional shopping methods to online shopping for art and related products. If we do not attract and retain a high volume of online customers at a reasonable cost, we may be unable to increase our consumer revenues or achieve profitability in our consumer division.

    OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO IDENTIFY, ATTRACT, RETAIN AND MOTIVATE HIGHLY SKILLED EMPLOYEES.

     Our future success will depend upon our ability to identify, attract, retain and motivate highly skilled technical, managerial, new product development, editorial, merchandising, marketing and customer service employees. Competition for qualified personnel is intense in the visual content industry. We cannot guarantee that we will be successful in our efforts to attract such personnel.

    WE MAY EXPERIENCE SYSTEM FAILURES AND SERVICE INTERRUPTIONS ON OUR WEBSITES THAT COULD RESULT IN ADVERSE PUBLICITY, CUSTOMER DISSATISFACTION AND REVENUE LOSSES.

     A key component of our growth strategy is the increased digitization of our imagery and the distribution of such imagery and related products and services over the Internet. As a result, our revenues are, and will continue to be, dependent on the ability of our customers to access our websites. In the past, we have experienced occasional system interruptions that make our websites unavailable or prevent us from efficiently fulfilling orders. We cannot be sure that we can prevent these interruptions in the future. System failures or interruptions will inconvenience our users and may result in negative publicity and reduce the volume of images we license online and the attractiveness of our online products and services to our customers.

     We will need to add software and hardware and upgrade our systems and network infrastructure to accommodate increased traffic on our websites and increased sales volume. Without these upgrades, we will face additional system interruptions, slower response times, diminished customer service, impaired quality and speed of order fulfillment and delays in our financial reporting. We cannot accurately project the rate or timing of any increases in traffic or sales volume on our websites and, therefore, the integration and timing of these upgrades are uncertain.

     The computer and communications hardware necessary to operate our corporate group, and the Tony Stone Images and PhotoDisc e-commerce operations, is located at a single facility in Seattle, Washington. Our other businesses have systems in other locations worldwide. Any of these systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquake and similar events. In addition, computer viruses, physical or electronic break-ins and similar disruptions could cause system interruptions or delays that could temporarily prevent us from providing services and accepting and fulfilling customer orders. We do not have full redundancy for all of our computer and telecommunications facilities and do not maintain a back-up facility.

    WE MAY NOT BE ABLE TO RESPOND TO RAPID TECHNOLOGICAL CHANGES RELATING TO THE INTERNET.

     To be successful, we must adapt to rapidly changing Internet technologies by continually enhancing our products and services and introducing new services to address the changing needs of our customers. We could incur substantial development or acquisition costs if we are required to modify our services or infrastructure to adapt to changes affecting companies providing services on the Internet. If we are unsuccessful in adapting to these changes, or do not sufficiently increase the features and functionality of our products and services, our customers may ultimately switch to the product and service offerings of our competitors. Our existing or potential competitors may develop an improved method for distributing visual content through the Internet. If we are unable to keep pace with the evolving technology of the Internet, the demand for our imagery and related products and services may decrease.

    CERTAIN OF OUR STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AND AFFAIRS AND MAY HAVE INTERESTS THAT ARE DIFFERENT THAN YOURS.

     Two groups of stockholders own substantial percentages of the outstanding shares of our common stock.

     The first group, the Getty Group, collectively owned approximately 25.8% of the outstanding shares of our common stock as of September 30, 1999 and is comprised of the following persons and entities:

     - Getty Investments L.L.C.;

     - The October 1993 Trust, a trust established for the benefit of Mr. Mark Getty and members of his immediate family;

     - The JD Klein Family Settlement, a trust established for the benefit of Mr. Jonathan Klein and members of his immediate family;

     - Mr. Mark Getty; and

     - Mr. Jonathan Klein.

     The second group, the Torrance Group, collectively owned approximately 11.6% of the outstanding shares of our common stock as of September 30, 1999 and is comprised of the following persons and entities:

     - PDI, L.L.C.;

     - Mr. Mark Torrance;

     - Ms. Wade Ballinger (Torrance); and

     - certain of their family members.

     Pursuant to shareholders' agreements among us, the Getty Group and the Torrance Group, none of the members of the Getty Group or the Torrance Group may transfer their shares of our common stock except in accordance with the terms of those agreements.

     As a result of their share ownership, each of the Getty Group and the Torrance Group will have significant influence over all matters requiring approval of our stockholders, including the election of directors and the approval of mergers or other business combinations. The substantial percentage of our stock held by each of the Getty Group and the Torrance Group could also make us a less attractive acquisition candidate or have the effect of delaying or preventing a third party from acquiring control over us at a premium over the then-current price of our common stock. In addition to ownership of common stock, certain members of the Getty Group and the Torrance Group have management and/or director roles within our company that increase their influence over us.

    OUR RIGHT TO USE THE GETTY TRADEMARKS IS SUBJECT TO FORFEITURE IN THE EVENT WE EXPERIENCE A CHANGE OF CONTROL.

     We own trademarks and trademark applications through our subsidiaries regarding the names Getty Images and Hulton Getty, and derivatives of those names, including the name "Getty," and the related logo. We use "Getty" as a corporate identity as do our subsidiaries and we may use "Getty" as a product or service brand in the future. We refer to the above as the "Getty Trademarks." In the event that a third party or parties not affiliated with the Getty family acquire control of us, Getty Investments has the right to call for an assignment to it, for a nominal sum, of all rights to the Getty Trademarks. In the event of an assignment, we will have 12 months to continue to use the Getty Trademarks, after which time we no longer would have the right to use the Getty Trademarks. We cannot be sure that Getty Investments' right to cause such an assignment would not have a negative impact on the amount of consideration that a potential acquirer would be willing to pay to acquire our common stock.

    WE MAY NOT BE ABLE TO PREVENT THE MISUSE OF OUR IMAGERY AND WE MAY BE SUBJECT TO INFRINGEMENT CLAIMS.

     We rely on intellectual property laws and contractual restrictions to protect our rights to our imagery. These afford us only limited protection. Unauthorized parties have attempted, and may attempt, to improperly use our owned or licensed imagery. We cannot guarantee that we will be able to prevent the unauthorized use of our imagery or that we will be successful in ceasing such use once it is detected.

     We have been subject to a variety of third-party infringement claims in the past and will likely be subject to similar claims in the future. We license a portion of our visual content from photographers and cinematographers and cannot guarantee that each photographer or cinematographer holds the rights or releases it claims or that such rights and releases are adequate. As a result, we may be subject to infringement claims by third parties.

    OUR INDEBTEDNESS COULD REDUCE OUR FLEXIBILITY AND MAKE US MORE VULNERABLE TO ECONOMIC DOWNTURNS.

     In May 1998, we issued $75.0 million of convertible subordinated notes due 2003. These notes bear interest at a rate of 4.75% per year and are convertible into 2,600,000 shares of our common stock at a conversion price of approximately $28.51 per share, subject to adjustments in certain circumstances. The notes are unsecured subordinated obligations. The indenture governing the notes contains provisions that require us to offer to repurchase the notes at 100% of the principal amount thereof, plus accrued and unpaid interest, upon a change of control.

     We may also incur additional indebtedness in the future. Such indebtedness could have important consequences to you, including the following:

     - our ability to make principal and interest payments on the convertible subordinated notes could be negatively impacted;

     - we may be unable to obtain necessary financing for working capital, capital expenditures, debt service requirements and other purposes;

     - our flexibility in planning for, or reacting to, changes in our business and competition could be reduced; and

     - we may be more vulnerable to economic downturns.

    WE FACE YEAR 2000 RISKS ASSOCIATED WITH OUR SYSTEMS AND THOSE OF OUR CUSTOMERS, SUPPLIERS AND THE INTERNET.

     Year 2000 issues may adversely affect our business, suppliers, customers and the Internet. Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. Consequently, on January 1, 2000, these systems and software products may fail or malfunction because they may not be able to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business operations. The failure of our internal systems or the systems used by our customers or suppliers to become Year 2000 compliant could adversely affect our normal operations. In addition, our ability to operate is largely dependent upon the delivery of accurate electronic information through the Internet. See the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Getty Images -- Risks Related to the Year 2000 Issue" for a more detailed description of our Year 2000 assessment.

    FLUCTUATIONS IN FOREIGN EXCHANGE RATES COULD HAVE A NEGATIVE IMPACT ON THE RESULTS OF OUR NON-U.S. BASED OPERATIONS.

     We publish our consolidated financial statements in U.S. dollars and conduct a portion of our business in currencies other than U.S. dollars, particularly United Kingdom pounds sterling, Deutsche mark, French franc and the Euro. As a result, we are exposed to changes in the value of currencies against the U.S. dollar. Fluctuations in the values of currencies against the U.S. dollar could affect the translation of the results of our non-U.S. based operations into U.S. dollars for inclusion in our consolidated financial statements. We cannot accurately predict the impact that future exchange rate fluctuations may have on our results.

    THE TRANSITION TO THE EURO WILL REQUIRE US TO MODIFY OUR EXISTING OPERATIONS AND SYSTEMS.

     A new European currency, the Euro, was implemented in January 1999 to replace the separate currencies of eleven Western European countries. In order to effectively handle transactions in the new currency, we are modifying our systems and commercial arrangements. Modifications are necessary in areas such as payroll, benefits and pension systems, contracts with suppliers and customers and internal financial reporting systems. Although a three-year transition period is expected during which transactions may also be made in the old currency, we will use dual currency processes for our operations during the transition period. We cannot be sure that we will identify or successfully solve all problems associated with the transition or that a material disruption of our business will not occur.

    WE MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING TO MEET OUR FUTURE CAPITAL NEEDS.

     We currently anticipate that our available cash resources combined with the net proceeds from this offering and borrowings under our current bank facility will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least 12 months following the date of this prospectus. After this time, if we are unable to generate sufficient cash flows from operations to meet our anticipated needs for working capital and capital expenditures, we will need to raise additional funds to, among other things, promote our products and services, develop new and enhanced services, respond to competitive pressures or make acquisitions. We may be unable to obtain any required additional financing on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to promote our products and services successfully, develop or enhance services, respond to competitive pressures or take advantage of acquisition opportunities. If we raise additional funds through the issuance of equity securities, our stockholders may experience dilution of their ownership interest, and the newly-issued securities may have rights superior to those of our common stock. If we raise additional funds by issuing new debt, we may be subject to limitations on our operations, including limitations on the payment of dividends.

    CERTAIN PROVISIONS OF OUR CORPORATE DOCUMENTS AND DELAWARE CORPORATE LAW MAY DETER A THIRD-PARTY FROM ACQUIRING OUR COMPANY.

     Our board of directors has the authority, without stockholder approval, to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by our stockholders. This authority, together with certain provisions of our amended and restated certificate of incorporation, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. This could occur even if our stockholders consider such change in control to be in their best interests. In addition, the concentration of beneficial ownership of our common stock in the Getty Group and the Torrance Group, along with certain provisions of Delaware law, may have the effect of delaying, deterring or preventing a takeover of our company.

RISKS RELATED TO INTERNET COMMERCE

    IF THE USE OF THE INTERNET AND E-COMMERCE DOES NOT GROW AS ANTICIPATED, OUR BUSINESS COULD BE SERIOUSLY HARMED.

     Our growth strategy largely depends on the increased acceptance of the Internet as a medium of commerce. Rapid growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a broad base of our customers may not adopt or use the Internet as a medium of commerce. Demand and market acceptance of our imagery and related products over the Internet may not continue.

     Our business could be harmed if:

     - use of the Internet and other online services does not continue to increase or increases more slowly than anticipated;

     - the technology underlying the Internet and other online services does not effectively support any expansion that may occur; and

     - the Internet and other online services do not create a viable commercial marketplace, inhibiting the development of e-commerce and reducing the need for delivery of our products and services online.

    AN INCREASE IN GOVERNMENT REGULATION OF THE INTERNET AND E-COMMERCE COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

     We are subject to a number of regulations applicable to businesses generally, as well as laws and regulations directly applicable to e-commerce. Although existing laws and regulations affecting e-commerce are minimal, state, federal and foreign governments may adopt legislation regulating the Internet and e-commerce in the near future. Any such legislation or regulation could impede the growth of the Internet and decrease its acceptance as a communications and commerce medium. If a decline in the use of the Internet occurs, businesses and consumers may decide in the future not to use our online services.

     New laws and regulations could potentially govern or restrict any of the following issues:

     - user privacy;

     - pricing and taxation of goods and services over the Internet;

     - website content;

     - consumer protection; and

     - characteristics and quality of products and services offered over the Internet.

     Future legislation could expose companies involved in the Internet or e-commerce to potential liability.

    ONLINE SECURITY RISKS AND CONCERNS MAY HARM OUR BUSINESS.

     A significant barrier to e-commerce and online communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems or those of other websites to protect proprietary information. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the use of the Internet for commerce and communications. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations.

     The Internet is a public network, and data is sent over it from many sources. In the past, computer viruses, programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers, which could disrupt the delivery of our imagery products and services or make them inaccessible to our customers. We may be required to expend significant capital resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. To the extent that our activities may involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches and our business could be harmed if we do not prevent them.

RISKS RELATED TO THIS OFFERING

    OUR STOCK PRICE HAS BEEN VOLATILE.

     The market price of our common stock has been volatile. For example, during the current quarter, the market price for our common stock has ranged from $18.125 to $45.625. Trading prices may continue to fluctuate in response to a number of events and factors, including the following:

     - quarterly variations in operating results and announcements of innovations;

     - new products, services and strategic developments by us or our competitors;

     - business combinations and investments by us or our competitors;

     - changes in our revenues, expense levels or profitability;

     - changes in financial estimates and recommendations by securities analysts;

     - failure to meet the expectations of public market analysts;

     - performance by other visual content companies; and

     - news reports relating to trends in the visual content, Internet or other product or service industries.

     Any of these events may cause the price of our shares to fall. In addition, the stock market in general and the market prices for e-commerce companies in particular have experienced significant volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our shares, regardless of our operating performance.

    FUTURE SALES OF OUR STOCK BY EXISTING STOCKHOLDERS COULD NEGATIVELY IMPACT OUR STOCK PRICE.

     Sales, or the possibility of sales, of substantial numbers of shares of our common stock in the public market could adversely affect prevailing market prices of shares of our common stock, potentially resulting in losses to investors. Some of our stockholders, including the Getty Group, the Torrance Group and certain former stockholders of Art.com and EyeWire, have the right, pursuant to various registration rights agreements, to request that we register certain of their shares of common stock for resale under the Securities Act of 1933, as amended. In addition, our employees hold a significant number of options to purchase shares, many of which are presently exercisable. Many employees may exercise their options and sell shares shortly after such options become exercisable, particularly if they need to raise funds to pay for the exercise of such options or to satisfy tax liabilities that they may incur in connection with exercising their options.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Throughout this prospectus and the information incorporated herein by reference, we make "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include the words "may," "will," "estimate," "intend," "continue," "pro forma," "expect" or "anticipate" or other similar words. The forward-looking statements contained in this prospectus are generally located in sections entitled "Prospectus Summary," "The Transaction," "Risk Factors," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Getty Images," "Management's Discussion and Analysis of Financial Condition and Results of Operations of The Image Bank," and "Business," but may be found in other sections as well. These forward-looking statements generally relate to our plans and objectives for future operations and are based on management's reasonable estimates of future results or trends. Although we believe that our plans and objectives reflected in or suggested by such forward-looking statements are reasonable, we may not achieve such plans or objectives and cannot guarantee future results, levels of activity, performance or achievements. Actual results may differ from projected results due, but not limited, to unforeseen developments, including those discussed above.

     You should read this prospectus and the documents incorporated herein by reference completely and with the understanding that actual results may be materially different from what we expect. We undertake no obligation after the date of this prospectus to update any forward-looking statements even though our situation may change in the future.

                                THE TRANSACTION

OVERVIEW

     On September 20, 1999, we signed a stock purchase agreement with Eastman Kodak Company and Kodak S.A., an affiliate of Eastman Kodak Company, to purchase all of the capital stock of The Image Bank, Inc. and The Image Bank France S.A., which we collectively refer to as "The Image Bank." The aggregate purchase price for the stock of The Image Bank is approximately $173.0 million plus approximately $10.0 million to compensate Eastman Kodak Company for a tax election made for our benefit. We intend to fund the acquisition partially through the new stock subscription of Getty Investments L.L.C. and partially through the proceeds from this offering. The stock purchase agreement allows us to pay approximately one-half of the purchase price with a promissory note that will accrue interest at a rate of 11.0% per year. Interest payments under the note will be payable at the end of each month, and the principal amount of the note will become due one year after the closing of the acquisition. We do not currently expect to pay any portion of the purchase price with the promissory note. The acquisition is expected to close on or before December 15, 1999, although we have the option under the stock purchase agreement to extend the closing beyond that date. The closing of the acquisition is not contingent on the closing of this offering.

     Following our acquisition of The Image Bank, we believe we will be the largest global provider of visual content in terms of revenue and distribution reach, with an estimated combined collection of 60 million still images and 27,000 hours of film footage.

THE STOCK PURCHASE AGREEMENT

     The stock purchase agreement provides that, at closing, Eastman Kodak Company and Kodak S.A. will sell us all of the outstanding shares of capital stock of The Image Bank. At the time we commenced acquisition discussions with Eastman Kodak Company, we paid them a deposit of $1.0 million, which will be applied toward the purchase price. We are permitted to assign the right to acquire any of the shares of The Image Bank to any of our affiliates, so long as we guarantee the obligations of such affiliates under the stock purchase agreement. We may close the acquisition on or before December 15, 1999 by paying the entire purchase price in cash or in a combination of at least $91.0 million in cash and a promissory note for the balance of the purchase price. If we are unprepared to close the acquisition by December 15, 1999, we may extend the closing until February 15, 2000 by paying Eastman Kodak Company a non-refundable fee of $2.0 million. Alternatively, we may terminate our obligations under the stock purchase agreement by paying Eastman Kodak Company a non-refundable fee of $4.0 million, in which event Eastman Kodak Company would also retain the $1.0 million deposit previously paid.

     In the stock purchase agreement, Eastman Kodak Company has made representations and warranties regarding The Image Bank and its business. We have also made representations and warranties concerning our business and our investment intent. Eastman Kodak Company and Kodak S.A. have agreed that, until the closing date, they will operate The Image Bank in the ordinary course and will cause The Image Bank to refrain from taking certain actions without our consent.

     Several conditions must be met, or waived, before we can close the acquisition, including the following:

     - all waiting periods under U.S. and French or European Union antitrust laws must have expired or terminated;

     - no injunctions may be in effect prohibiting consummation of the transaction;

     - no litigation may be pending seeking to prohibit the transaction or substantial damages as a result of the transaction;

     - all required approvals must have been obtained;

     - all representations and warranties made by the parties must be true in all material respects;

     - all covenants and agreements required to be performed by the parties prior to closing must have been performed in all material respects;

     - all tax sharing agreements involving The Image Bank must have been terminated;

     - The Image Bank's auditors must have provided us with consents and comfort letters with respect to the registration statement related to this prospectus; and

     - no change that is materially adverse to The Image Bank may have occurred at any time after June 30, 1999 with respect to the assets, liabilities, properties, business, operations or condition of The Image Bank, excluding general economic changes, changes in currency exchange rates, changes that may affect the visual content industry generally, the voluntary or involuntary termination of certain executives of The Image Bank, and changes attributable to the acquisition.

     We are being indemnified by Eastman Kodak Company under the stock purchase agreement for any losses we incur, sustain or suffer directly or indirectly relating to or arising out of any of the following:

     - any fact or circumstance that constitutes a failure or breach of any representation or warranty of Eastman Kodak Company or Kodak S.A. contained in the stock purchase agreement;

     - any act or omission that constitutes a breach or non-fulfillment of any covenant or agreement of Eastman Kodak Company or Kodak S.A. contained in the stock purchase agreement;

     - any taxes payable by The Image Bank for any period through and including the closing date;

     - any obligation or liability arising under ERISA and payable by or imposed upon The Image Bank by virtue of its status at any time as a subsidiary of Eastman Kodak Company or Kodak S.A. or a member of their consolidated or affiliated group; and

     - the litigation and claims listed on a specified schedule attached to the stock purchase agreement.

     Our indemnification claims under the first two bullets in the immediately preceding list are not recoverable unless our total losses exceed $1.0 million, may not be applied to an indemnifiable loss unless the particular loss exceeds $25,000, and total recovery by us may not exceed $60.0 million, subject to certain exceptions.

THE IMAGE BANK

     The Image Bank is among the top providers of visual content to the advertising, design, publishing, corporate, broadcast and editorial markets. We believe that The Image Bank is the market leader in the motion image market and is a leading source of contemporary stock photography, archival photography and illustrative artwork worldwide. Archive Holdings, a division of The Image Bank, has one of the leading collections of archival still and motion imagery, and has a reputation for strong customer service and support. Upon consummation of the acquisition, The Image Bank's collection will add an estimated 30 million still images and an estimated 15,000 hours of film footage to our collections. The Image Bank generated EBITDA of approximately $7.4 million on sales of approximately $70.8 million in 1998. For the nine months ended September 30, 1999, The Image Bank generated EBITDA of approximately $4.3 million on sales of approximately $56.2 million.

     The Image Bank has a long history in the visual content market and has established brand awareness and a reputation for quality images and services. The Image Bank employs approximately 475 people in ten offices throughout the world, including offices in the United States, France and Hong Kong. The Image Bank has also established an extensive network of franchised offices in North America, Europe, Asia Pacific, South America and Africa. This network enables The Image Bank to provide access to images worldwide, as well as localized service and image distribution to creative professionals in major global media markets.

     The Image Bank is organized into four major operating units:

     The Image Bank Division is comprised of one of the most extensive image collections in the visual content industry with an estimated 10 million contemporary still images in categories such as lifestyle, sports, wildlife, business, medical and other commercial imagery, and an estimated 5,000 hours of contemporary film footage, primarily marketed to professionals in the advertising, design, corporate, editorial and broadcast industries;

     Archive Holdings is a collection of an estimated 20 million news and stock photographs marketed as Archive Photos and an estimated 10,000 hours of historical, documentary and motion picture film footage marketed as Archive Film that is accessible through a proprietary searchable database of images owned by The Image Bank or available in the public domain, primarily marketed to corporate, broadcast, advertising and editorial users seeking historical images;

     Swanstock is a collection of museum quality photographic fine art images;
and

     Artville is one of the leading collections of illustration imagery for creative professionals in the advertising, corporate, educational, graphic design, SOHO and consumer markets and principally serves buyers of royalty-free images.

     Following the completion of the acquisition, we believe we will be able to enhance the value of our combined businesses by:

     Moving the Core Collection of The Image Bank's Contemporary Stock Photography Content Online. The ability to provide full e-commerce has become increasingly critical in the visual content industry over the past 12 months and we believe The Image Bank has suffered from its lack of e-commerce capabilities. We have experience in e-commerce, launching Tony Stone Images' e-commerce website (www.tonystone.com) in October 1998, and believe that we can effectively transfer an analog stock photography business to the Internet. Our immediate focus upon completion of the acquisition will be to digitize, and make available on the Internet, The Image Bank's core collection of contemporary stock photography.

     Supplementing Our Product Offerings With The Image Bank's Collections. The coordination of our existing content collections with those of The Image Bank will enable us to provide our customers with one of the most comprehensive collections of imagery. By integrating The Image Bank's collections into gettyone, the vertical portal for the creative professional that we plan to fully launch in the first quarter of 2000, we intend to make leading brands in the contemporary licensed stock photography sector available for search, selection, purchase and distribution in one location. In addition, we believe The Image Bank's Artville and Swanstock brands will complement the breadth of our existing specialist collections which we plan to make available on our gettyone website.

     Promoting Our Enhanced Archival Collection. Archive Photos and Archive Film are among the leading collections of North American archival imagery and have an established customer base. We believe we will be able to complement these collections with Hulton Getty's collection of European archival imagery. In addition, we believe the integration of Archive Photos and Archive Film into our Press and Editorial division will enhance our position as one of the leading providers of imagery to the magazine and publishing community.

     Augmenting Both Our Product Offering and Market Share In Film Footage. We believe The Image Bank is the market leader in the motion image market, with a reputation for product and technology quality and an established customer base. We believe that the coordination of The Image Bank with our Energy Film Library brand will help us take advantage of growth in this sector.

     Further Expand International Reach and Distribution. The Image Bank has a strong market position in regions where the visual content industry is less developed, such as South America and the Asia Pacific region. We believe that we will be able to enhance the distribution of our broader content collections in these areas by combining the companies' distribution networks. There is also considerable overlap in distribution networks in countries where we have established company-operated offices. In these countries, we believe we will be able to achieve efficiencies by combining the distribution networks.

                                USE OF PROCEEDS

     We estimate that the net proceeds from our sale of 6,000,000 shares of our common stock will be approximately $221.2 million, at a public offering price of $39 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $254.5 million.

     The principal purpose of this offering is to finance the acquisition of The Image Bank. We expect to use the remaining net proceeds for general corporate purposes, including working capital and the possible acquisition of businesses, products or technologies that are complementary to our business.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999. The pro forma information reflects the issuance and sale of the shares of common stock offered by us in this offering at a public offering price of $39 per share. The outstanding share information excludes:

     - 8,856,896 shares of common stock issuable upon exercise of options outstanding as of September 30, 1999; and

     - 3,880,966 shares of common stock reserved for future issuance under our Getty Images, Inc. 1998 Stock Incentive Plan as of September 30, 1999.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Getty Images" and our financial statements and accompanying notes and other financial data included elsewhere in this prospectus.

                                                                 SEPTEMBER 30, 1999
                                                             ---------------------------
                                                              ACTUAL(1)     PRO FORMA(2)
                                                             -----------    ------------
                                                             (UNAUDITED)
                                                                   (IN THOUSANDS)
Cash and cash equivalents..................................    $  9,877       $ 77,383
Short term debt............................................      20,583         20,583
                                                               ========       ========
Long term debt.............................................      76,260         77,292
Stockholders' equity:
  Common stock, $.01 per share; 75,000,000 shares
     authorized, 35,654,192 shares issued and outstanding
     actual; and 75,000,000 shares authorized, 43,233,545
     shares issued and outstanding pro forma...............         356            432
  Exchangeable preferred stock, $.01 per share;
     1,561,010 shares issued and outstanding actual; and
     1,561,010 shares issued and outstanding pro
     forma(3)..............................................          16             16
  Additional paid-in capital...............................     527,376        781,600
  Retained earnings and cumulative translation
     adjustments...........................................     (72,559)       (72,559)
                                                               --------       --------
Total stockholders' equity.................................     455,189        709,489
                                                               --------       --------
Total capitalization.......................................    $531,449       $786,781
                                                               ========       ========

---------------
(1) Actual amounts are derived from our unaudited consolidated balance sheet as of September 30, 1999.

(2) Pro forma figures reflect the financing, cash and debt acquired, the issuance of 1,579,353 shares of our common stock to Getty Investments L.L.C. for $32.0 million and cash paid or to be paid in connection with the acquisitions of Art.com and The Image Bank. See "Unaudited Condensed Pro Forma Consolidated Financial Information."

(3) The exchangeable preferred stock was issued by 3032097 Nova Scotia Limited, one of our wholly-owned subsidiaries, in connection with our acquisition of EyeWire. These shares are exchangeable into 1,561,010 shares of our common stock. See "Description of Capital Stock -- Non-Voting Preferred Stock of Getty Subsidiary Exchangeable for Common Stock."

                            COMMON STOCK PRICE RANGE

     Our common stock is traded on The Nasdaq National Market under the symbol "GETY." The following table sets forth, for each of the quarterly periods indicated, the high and low sale prices of our common stock as reported on The Nasdaq National Market.

                                                              COMMON STOCK PRICE
                                                              ------------------
                                                               HIGH        LOW
                                                              -------    -------
Year ended December 31, 1997
First Quarter...............................................  $18.000    $14.000
  Second Quarter............................................   15.250     11.500
  Third Quarter.............................................   19.500     10.750
  Fourth Quarter............................................   18.250     13.000
Year ended December 31, 1998
  First Quarter.............................................   27.250     13.500
  Second Quarter............................................   27.250     16.875
  Third Quarter.............................................   27.625     13.875
  Fourth Quarter............................................   18.125      8.625
Year ending December 31, 1999
  First Quarter.............................................   25.125     15.875
  Second Quarter............................................   30.500     17.000
  Third Quarter.............................................   26.625     16.250
  Fourth Quarter (through November 16, 1999)................   45.625     18.125

     On November 16, 1999, the last reported sale price of our common stock as reported on The Nasdaq National Market was $41 3/4 per share. There were approximately 70 holders of record of our common stock as of November 16, 1999.

                                DIVIDEND POLICY

     We have not paid or declared any dividends on our common stock since our inception and anticipate that our future earnings will be retained to finance the continuing development of our business. The payment of any future dividends will be at the discretion of our board of directors and will depend upon, among other things, future earnings, the success of our business activities, regulatory and capital requirements, our general financial condition and general business conditions. In addition, our loan agreements may restrict our ability to pay future dividends. Investors should not purchase our common stock with the expectation of receiving dividends.

              SELECTED CONSOLIDATED FINANCIAL DATA OF GETTY IMAGES

     The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and notes thereto and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Getty Images." The statement of operations data and cash flow data for the five years ended December 31, 1998 and the balance sheet data for the five years ended December 31, 1998 are derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers, independent auditors. Interim statement of operations data and cash flow data for the periods ended September 30, 1998 and September 30, 1999 and the balance sheet data for the periods ended September 30, 1998 and September 30, 1999 are derived from our unaudited financial statements which, in the opinion of management, reflect all adjustments necessary for a fair presentation of that data. Historical results are not indicative of the results to be expected in the future.

                                  TONY STONE
                                IMAGES LIMITED           GETTY COMMUNICATIONS PLC
                             (PREDECESSOR COMPANY)        (PREDECESSOR COMPANY)                    GETTY IMAGES, INC.
                             ---------------------   --------------------------------   -----------------------------------------
                                  YEAR ENDED                                                YEAR ENDED        NINE MONTHS ENDED
                                 DECEMBER 31,            YEAR ENDED DECEMBER 31,           DECEMBER 31,         SEPTEMBER 30,
                                     1994            1995(1)       1996        1997          1998(2)           1998        1999
                             ---------------------   --------    --------    --------   ------------------   --------    --------
                                                                                                                 (UNAUDITED)
                                                             (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Sales......................         $42,052          $ 63,021    $ 85,014    $100,797       $ 185,084        $135,032    $167,930
Cost of sales..............          16,290            24,714      32,156      37,514          52,830          39,080      45,051
                                    -------          --------    --------    --------       ---------        --------    --------
Gross profit...............          25,762            38,307      52,858      63,283         132,254          95,952     122,879
Selling, general and
  administrative
  expenses.................          19,140            27,655      37,250      43,936          96,904          71,231      97,316
Amortization of
  intangibles..............           1,134             2,380       2,155       3,253          36,961          26,911      46,813
Depreciation...............           2,267             3,605       5,486       8,214          14,397          10,240      16,266
Non-recurring integration
  and restructuring
  costs....................              --                --          --          --          13,755          13,755       7,438
                                    -------          --------    --------    --------       ---------        --------    --------
Operating income/(loss)....           3,221             4,667       7,967       7,880         (29,763)        (26,185)    (44,954)
Net interest
  (expense)/income.........            (218)           (1,468)     (1,951)      1,187          (2,986)         (2,119)     (2,868)
Net exchange
  gains/(losses)...........             247                89        (306)       (198)           (124)           (116)        244
Legal settlement...........              --                --          --        (974)             --              --          --
                                    -------          --------    --------    --------       ---------        --------    --------
Income/(loss) before income
  taxes....................           3,250             3,288       5,710       7,895         (32,873)        (28,420)    (47,578)
Income taxes...............          (1,556)           (2,017)     (2,982)     (3,873)         (2,680)           (557)       (477)
Extraordinary items........              --                --          --          --            (830)           (830)         --
                                    -------          --------    --------    --------       ---------        --------    --------
Net income/(loss)..........         $ 1,694          $  1,271    $  2,728    $  4,022       $ (36,383)       $(29,807)   $(48,055)
                                    -------          --------    --------    --------       ---------        --------    --------
Net income/(loss) per
  share(3).................                          $    .05    $    .10    $    .11       $   (1.25)       $  (1.04)   $  (1.44)
                                                     --------    --------    --------       ---------        --------    --------
Shares used in computing
  per share amount(3)......                            27,442      27,442      37,908          29,160          28,686      33,273
                                                     --------    --------    --------       ---------        --------    --------
Net income per ADS(4)......                          $    .11    $    .20    $    .21             N/A             N/A         N/A
                                                     --------    --------    --------       ---------        --------    --------
OTHER OPERATING DATA:
EBITDA(5)..................         $ 6,622          $ 10,652    $ 15,608    $ 19,347       $  35,350        $ 24,721    $ 25,563
                                    -------          --------    --------    --------       ---------        --------    --------
EBITDA per share...........                          $    .39    $    .57    $    .51       $    1.21        $    .86    $    .77
                                                     --------    --------    --------       ---------        --------    --------
CASHFLOW DATA:
Net cash provided by/(used
  in):
Operating activities.......         $ 5,202          $  6,957    $ 13,502    $ 13,174       $   7,222        $  9,764    $    430
Investing activities.......          (5,296)          (24,689)    (25,528)    (35,447)       (107,869)        (95,298)    (30,633)
Financing activities.......            (314)           19,030      66,311      (3,052)         85,003          84,948      21,633
Exchange differences.......              83               (18)      2,755      (4,380)          2,560             892       2,297
                                    -------          --------    --------    --------       ---------        --------    --------
Net increase/(decrease) in
  cash and cash
  equivalents..............         $  (325)         $  1,280    $ 57,040    $(29,705)      $ (13,084)       $    306    $ (6,273)
                                    -------          --------    --------    --------       ---------        --------    --------
BALANCE SHEET DATA:
Cash and cash
  equivalents..............         $ 1,208          $  1,899    $ 58,939    $ 29,234       $  16,150        $ 29,540    $  9,877
Total assets...............          25,334            71,024     163,504     171,638         462,863         480,824     620,160
Long-term debt, net of
  current maturities.......           2,617             8,704      17,910      14,657          72,354          72,173      76,260
Total stockholders'
  equity...................           5,984            27,012     113,523     119,539         343,927         348,653     455,189
                                    -------          --------    --------    --------       ---------        --------    --------

------------------------
(1) Reflects the combination of the results of Tony Stone Images, the predecessor of Getty Communications plc and Getty Images, for the period from January 1 through March 13, 1995 with the results of Getty Communications plc for the period from March 14 through December 31, 1995. Due to the nature of this combination, the presentation of combined results for the two periods in 1995 does not conform with U.S. GAAP.

(2) Reflects the combination of the consolidated statement of operations of Getty Communications plc, our predecessor company, for the period January 1, 1998 through February 9, 1998 and our consolidated statement of operations for the period February 10, 1998 through December 31, 1998.

(3) Net income per share has not been computed for periods which relate to Tony Stone Images as compared to Getty Communications plc or Getty Images. Amounts for the year ended December 31, 1995 have been computed assuming the same number of shares outstanding as determined for Getty Communications plc for the period March 14, 1995 through December 31, 1995.

(4) Net income per Getty Communications plc American Depository Shares ("ADS") is calculated by adjusting net income per share data for the ratio of two Getty Communications plc Class A Ordinary Shares per Getty Communications plc ADS. Trading in Getty Communications plc ADSs terminated on February 9, 1998.

(5) EBITDA is defined as earnings before interest, taxes, exchange gains/(losses), amortization, depreciation, non-recurring integration and restructuring costs, legal settlement and extraordinary items. Thus, EBITDA with respect to us comprises sales less cost of sales and selling, general and administrative expenses. We believe that EBITDA provides investors and analysts with a measure of operating income unaffected by the financing and accounting effects of acquisitions and assists in explaining trends in our operating performance. EBITDA should not be considered as an alternative to operating income as an indicator of our operating performance or to cash flows as a measure of our liquidity. EBITDA may not be comparable to other similarly titled measures used by other companies.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GETTY IMAGES

     The following should be read in conjunction with our "Selected Consolidated Financial Data" and the other financial information contained elsewhere in this prospectus. In the following discussion, "we," "us" and "our" refer to Getty Communications plc in 1996 and 1997 and Getty Communications plc combined with Getty Images, Inc. for 1998 and subsequent periods. All financial data referred to in the following discussion has been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP).

     In addition to historical information, the discussion in this section may contain certain forward-looking statements that involve risks and uncertainties. The forward-looking statements relate to, among other things, operating results, trends in sales, gross profit, operating expenses, effective tax rates, anticipated expense levels, liquidity and capital resources, Year 2000 expenses and the effect of foreign currency hedging transactions. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors including, but not limited to, those set forth under the section entitled "Risk Factors," and elsewhere in this prospectus.

OVERVIEW

     Founded in March 1995 as Getty Communications plc, Getty Images, Inc. is a leading global visual content provider, offering imagery over the Internet and through a diverse set of distribution channels and media including CD ROMs, demonstration reels and catalogs. We estimate we control over 30 million still images and more than 12,000 hours of film footage. We own or control visual content across major categories of the industry. Through our e-commerce enabled websites and our international network of company-operated offices, as well as agents, distributors and affiliates in 51 countries, we provide both businesses and consumers with effective access to image and footage products.

     Our visual content product brands are organized into the following divisions to serve our four major types of customers:

     Creative Professional Division. Tony Stone Images and PhotoDisc, leaders in licensed and royalty-free contemporary stock photography, and Energy Film Library, a leading provider of stock film footage;

     Press and Editorial Division. Allsport, a leading global provider of sports imagery; Liaison Agency, a leading North American news and features agency; Hulton Getty, one of the world's largest commercially available collections of archival photography; and Online USA, Inc., a leading provider of celebrity news and event photography over the Internet that we acquired in August 1999;

     Business User Division. EyeWire, a leading provider of royalty-free imagery, footage, audio, typefaces, illustration, clip art and other design products to business users that we acquired in August 1999; and

     Consumer Division. Art.com, a leading destination for custom framed and unframed art and art-related supplies for consumers on the Internet that we acquired in May 1999.

     Our sales are primarily derived from the marketing of image reproduction and broadcasting rights to a range of business customers. Sales generally consist of a large number of relatively small transactions involving the sale or licensing of single images, video and film clips or CD ROM products containing between 100 and 300 images. We use a variety of distribution platforms, including digital distribution via the Internet and CD ROM, as well as analog distribution of

35mm film, video and analog transparencies. Price is generally determined by resolution size and the extent of rights granted over the use of the image or clip and can vary significantly across geographic markets and customer groups. We also generate sales from subscription or bulk purchase deals where customers are provided access to imagery online. In the case of our consumer business, we principally sell framed and unframed art products to consumers over the Internet with payment typically being made using a credit card.

     Revenue arises from three principal types of sales:

     Fixed license sales are recognized when a license agreement has been completed with the customer for the use of the image, and the image has been made available for use. Fixed license pricing terms do not call for additional fees beyond the fixed license amount, and our customer is contractually obligated to pay the fixed license amount upon agreement of the license terms and availability of the image for use by the customer.

     Royalty-free sales, or sales in which the user pays a one-time fee for unlimited use, are recognized upon the shipment of the CD ROM or at the time images are downloaded by the customer.

     Consumer sales are recognized upon shipment of the product.

Circumstances in which sales are refunded are rare, and refunds are netted in the recognition of revenue. Sales are recorded at invoiced amounts less sales tax, if applicable. "Digital sales" are defined as those sales that are transacted on the Internet or by CD ROM, and "e-commerce sales" are defined as the Internet portion of digital sales.

     Our cost of sales primarily consists of commission payments to contributing photographers and cinematographers. These suppliers are under contract with us and receive payments of up to 50.0% of sales depending on the type of product and where and how the product is sold. We own a significant number of the images in our collections and these images do not require commission payments. Cost of sales also includes, to the extent applicable, handling and shipping costs for duplicate transparencies, the cost of CD ROM production and costs associated with framing and shipping art products. As a result, our gross margin is impacted by the mix of sales conducted digitally on the Internet, sales of wholly-owned imagery, geographic distribution of sales and brand sales mix.

     Our selling, general and administrative expenses include salaries and related staff costs, premises and utility costs, and sales and marketing costs.

     We amortize goodwill and depreciate the cost of the investment in duplicate transparencies, digital files, archival picture collections, computer systems and other fixed assets over their expected useful lives. The acquisitions of PhotoDisc and Allsport in February 1998 have generated approximately $241.9 million in goodwill and $51.0 million in other intangibles. The acquisitions of Art.com in May 1999 and EyeWire in August 1999 have generated approximately $122.2 million and $34.7 million of goodwill, respectively. These acquisitions will result in a substantial charge to be amortized against our earnings in future periods. We are amortizing goodwill relating to PhotoDisc and Allsport over 20 years, goodwill relating to Art.com over three years, and goodwill relating to EyeWire over seven years. We amortize other intangibles over one to three years.

     As a result of our various acquisitions and their financial and goodwill accounting effects on net income, we believe that EBITDA provides stockholders, investors and analysts with an appropriate measure of our operating performance. We define EBITDA as earnings before interest, taxes, exchange gains/(losses), depreciation, amortization, non-recurring integration and restructuring costs, legal settlement and extraordinary items. EBITDA should not be considered as an alternative to operating income as an indicator of our operating performance or to cash flows as a measure of our liquidity.

     Following the acquisitions of PhotoDisc and Allsport in February 1998, we commenced a program to integrate our then existing businesses. This resulted in integration and restructuring charges totaling $13.8 million. The charges included restructuring costs, severance costs, consulting and professional fees, systems and process integration costs, and costs associated with contract renegotiations and terminations.

     Restructuring costs, amounting to $10.1 million in 1998, were for estimated exit costs associated with the closure of certain operating facilities, including asset writedowns and termination costs. The largest element of the asset writedowns consisted of system assets, primarily hardware and software, both of which had shortened useful lives as a result of the restructuring plans. Termination costs arose in relation to property related exit costs, termination of agents and photographer contracts and employee terminations. Integration costs of $3.7 million were associated with the activities of teams responsible for integrating our then existing businesses for the benefit of future operations and included items such as consulting and professional fees, systems and process integration costs and contract renegotiation and termination costs.

     During the three months ended September 30, 1999, we approved and commenced a program to integrate all our businesses, including the new acquisitions Art.com and EyeWire, into four divisions to serve our four major types of customers. This resulted in integration and restructuring charges totaling $7.4 million. The charges included restructuring costs, severance costs, consulting and professional fees, systems and process integration costs and costs associated with terminations.

     Restructuring costs, amounting to $4.8 million in 1999, were for estimated exit costs associated with the closure of 14 facilities, asset writedowns and employee termination costs. The largest element of the asset writedowns consisted of systems assets, primarily software which had shortened useful lives as a result of the restructuring plans. Termination costs arose in relation to property related exit costs and employee termination. Integration costs of $2.6 million were associated with the activities of teams responsible for integrating our businesses and included items such as consulting and professional fees, systems and process integration costs and content review costs. Content review costs arose from an assessment of the compatibility of our images across our brands following the decision to integrate all our businesses into four divisions.

     Further costs associated with the non-recurring integration program, which management anticipates will not exceed $2.5 million, will be recognized as incurred. It is anticipated that the non-recurring integration and restructuring program will be substantially complete by June 30, 2000. Management expects that the total cash costs will amount to approximately $8.4 million.

RESULTS OF OPERATIONS

     The following table is derived from our consolidated financial statements and sets forth certain items for the periods indicated.

                                                                              GETTY IMAGES, INC.
                                     GETTY COMMUNICATIONS PLC      ----------------------------------------
                                     ------------------------       YEAR ENDED         NINE MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,       DECEMBER 31,          SEPTEMBER 30,
                                      1996(1)         1997             1998            1998          1999
                                     ---------      ---------      ------------      --------      --------
                                                                                          (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PERCENTAGES)
INCOME STATEMENT DATA:
Sales..............................  $ 85,014       $100,797         $185,084        $135,032      $167,930
Gross profit.......................    52,858         63,283          132,254          95,952       122,879
Selling, general and administrative
  expenses.........................   (37,250)       (43,936)         (96,904)        (71,231)      (97,316)
Amortization of intangibles and
  depreciation.....................    (7,641)       (11,467)         (51,358)        (37,151)      (63,079)
Non-recurring integration and
  restructuring costs..............        --             --          (13,755)        (13,755)       (7,438)
Operating (loss)/income............     7,967          7,880          (29,763)        (26,185)      (44,954)
Net interest (expense)/income......    (1,951)         1,187           (2,986)         (2,119)       (2,868)
Net exchange (losses)/gains........      (306)          (198)            (124)           (116)          244
Legal settlement...................        --           (974)              --              --            --
Income taxes.......................    (2,982)        (3,873)          (2,680)           (557)         (477)
Extraordinary items................        --             --             (830)           (830)           --
Net (loss)/income..................  $  2,728       $  4,022         $(36,383)       $(29,807)     $(48,055)
                                     ========       ========         ========        ========      ========
OTHER OPERATING DATA:
EBITDA(2)..........................  $ 15,608       $ 19,347         $ 35,350        $ 24,721      $ 25,563
                                     ========       ========         ========        ========      ========

AS A PERCENTAGE OF SALES:
Sales..............................     100.0%         100.0%           100.0%          100.0%        100.0%
Gross profit.......................      62.2           62.8             71.5            71.1          73.2
Selling, general and administrative
  expense..........................     (43.8)         (43.6)           (52.4)          (52.8)        (58.0)
Amortization of intangibles and
  depreciation.....................      (9.0)         (11.4)           (27.7)          (27.5)        (37.6)
Non-recurring integration and
  restructuring costs..............        --             --             (7.4)          (10.2)         (4.4)
Operating (loss)/income............       9.4            7.8            (16.1)          (19.4)        (26.8)
Net interest (expense)/income......      (2.3)           1.2             (1.6)           (1.6)         (1.7)
Net exchange (losses)/gains........       (.4)           (.2)             (.1)            (.1)           .1
Legal settlement...................        --           (1.0)              --              --            --
Income taxes.......................      (3.5)          (3.8)            (1.4)            (.4)          (.3)
Extraordinary items................        --             --              (.4)            (.6)           --
Net (loss)/income..................       3.2%           4.0%           (19.7)%         (22.1)%       (28.6)%
                                     ========       ========         ========        ========      ========
OTHER OPERATING DATA:
EBITDA(2)..........................      18.4%          19.2%            19.1%           18.3%         15.2%
                                     ========       ========         ========        ========      ========

-------------------------
(1) We report in U.S. dollars. Getty Communications plc previously reported in United Kingdom pounds sterling until December 31, 1996. To facilitate the comparison of our results with the historical results of Getty Communications plc and Tony Stone Images, the historical results of Getty Communications plc have been translated into U.S. dollars using Noon Buying Rates for pounds sterling expressed in U.S. dollars per pound sterling. The period end rate at December 31, 1996 was 1.7113 and the average rate for the twelve-month period ended December 31, 1996 was 1.5606.

(2) EBITDA is defined as earnings before interest, taxes, exchange (losses)/gains, depreciation, amortization, non-recurring integration and restructuring costs, legal settlement and extraordinary items. EBITDA should not be considered as an alternative to operating income as an indicator of our operating performance or to cash flows as a measure of our liquidity.

    NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

    Sales

     Our total sales increased from $135.0 million in the nine months ended September 30, 1998 to $167.9 million for the nine months ended September 30, 1999, an increase of 24.4%. This increase was largely attributable to the continued growth of our business-to-business brands, particularly the growth of revenues from our e-commerce websites.

     We experienced an increase in the rate of demand for both analog and digital search, selection and fulfillment of imagery during the nine months ended September 30, 1999, particularly in North America. Digital sales accounted for 30.1% of our sales or $40.6 million in the nine months ended September 30, 1998 and increased to 44.5% of our sales or $74.8 million in the nine months ended September 30, 1999, representing an 84.0% growth. These increases were due, in part, to the inclusion of Allsport's and PhotoDisc's digital sales for the full nine months in 1999, as well as the inclusion of Art.com's and EyeWire's digital sales since their acquisition in May and August 1999, respectively.

     E-commerce sales accounted for $18.8 million of sales during the nine months ended September 30, 1998 and more than doubled to $43.4 million, or 25.9% of sales, in the nine months ended September 30, 1999.

    Gross Profit

     Our gross profit margin was 71.1% for the nine months ended September 30, 1998, and increased to 73.2% in the nine months ended September 30, 1999. This result reflects the increasing shift in sales mix to e-commerce with its lower cost of sales, as well as continuing changes in our sales mix at the brand level.

    Operating Expenses

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were 52.8% of sales in the nine months ended September 30, 1998, or $71.2 million, compared to 58.0% of sales, or $97.3 million, for the nine months ended September 30, 1999. The increase in selling, general and administrative expenses over the comparable periods in 1998 was largely attributable to accelerated investment in advertising and marketing costs associated with our new websites, increased investment in management, new sales offices, and the development of new products and new business systems. The acquisition of Art.com particularly contributed to the increase in selling, general and administrative expenses. We intend to continue to make the investments required to migrate our business from an analog to a digital platform.

     We are committed to managing selling, general and administrative expenses as we further integrate our businesses, and implement new and standardized business systems. As customers move towards digital image search, retrieval and payment, we plan to streamline our support operations. We also intend to consolidate our offices and other premises throughout the world in line with the recently announced reorganization of our business into four divisions.

     Amortization of Intangibles and Depreciation. Amortization of intangibles increased from $26.9 million in the nine months ended September 30, 1998 to $46.8 million in the nine months ended September 30, 1999, an increase of 74.0%. This increase was attributable to increased goodwill that arose from the acquisitions of PhotoDisc and Allsport in February 1998, Art.com in May 1999 and EyeWire in August 1999.

     Depreciation increased from $10.2 million in the nine month period ended September 30, 1998 to $16.3 million in the nine month period ended September 30, 1999, an increase of 58.8%. These increases primarily arose from the acquisitions of PhotoDisc and Allsport in February 1998,

Art.com in May 1999 and EyeWire in August 1999, together with increased capital expenditures related to the development of our digital strategy. We expect depreciation to continue to increase as a result of this increased investment.

     Net Exchange Gains/Losses. Our operating results are affected by exchange rate fluctuations to the extent that we have receivables or payables that are denominated in a currency other than the local currency. Exchange gains or losses arising on the translation of these balances into local currency or on the settlement of these transactions are recognized in our income statement.

     Our policy is to hedge a majority of our contracted net receivables and payables using a combination of foreign forward exchange contracts and foreign currency term loans. Net exchange losses were $116,000 in the nine months ended September 30, 1998, compared to net exchange gains of $244,000 in the same period of 1999.

     Income Taxes

     The tax charge for the nine months ended September 30, 1998 was $557,000 compared to a tax charge of $477,000 in the nine months ended September 30, 1999. Excluding non-recurring integration and restructuring costs, and the tax credits thereon, and the amortization of intangibles, which is largely non tax deductible, we had an effective tax rate of 36.8% for the nine months ended September 30, 1998, and 39.4% for the nine months ended September 30, 1999. The tax credit arising from the non-recurring integration and restructuring costs was $4.0 million in the nine month period ended September 30, 1998 and $2.7 million in the nine month period ended September 30, 1999.

     EBITDA

     EBITDA increased from $24.7 million in the nine months ended September 30, 1998 to $25.6 million in the nine months ended September 30, 1999, an increase of 3.4%. EBITDA as a percentage of sales decreased from 18.3% in the nine months ended September 30, 1998 to 15.2% in the nine months ended September 30, 1999. Excluding Art.com, EBITDA as a percentage of sales increased from 18.3% in the nine months ended September 30, 1998 to 19.0% in the nine months ended September 30, 1999. As with gross profit, our EBITDA, excluding Art.com, has been impacted by our overall growth, including our growth through acquisitions, the growth in digital sales, the increasing sales mix of wholly-owned imagery, as well as operating efficiencies.

    YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

     Sales

     Our total sales for the years ended December 31, 1996, 1997, and 1998 were $85.0 million, $100.8 million and $185.1 million, respectively, representing increases of 18.6% in 1997 and 83.6% in 1998 over the respective prior year. These increases were primarily due to growth in our base businesses, the acquisitions of PhotoDisc and Allsport and growth in digital sales. Digital sales of $59.0 million in 1998 represented 31.9% of our total sales, an increase of 37.5% over 1997, compared to an 8.6% growth in our analog sales over the same period.

     Gross Profit

     Our gross profit has increased as a percentage of sales from 62.2% in 1996 and 62.8% in 1997 to 71.5% in 1998. These improvements were largely attributable to changes in the sales mix between brands, increased digital sales, lower cost of sales for Allsport and PhotoDisc, which were acquired in 1998, a greater proportion of wholly-owned imagery sold or licensed during 1998, and operating and process improvements.

     Operating Expenses

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $37.3 million, $43.9 million and $96.9 million in 1996, 1997 and 1998, respectively, representing 43.8%, 43.6% and 52.4% of sales in each respective year. The principal factors contributing to increases in the dollar amounts of selling, general and administrative expenses during 1997 and 1998 were the inclusion of Allsport and PhotoDisc in our consolidated financial results from February 1998, as well as increased investment in management and new business systems, particularly those related to e-commerce.

     Amortization of Intangibles and Depreciation. Amortization of intangibles was $2.2 million in 1996, compared to $3.3 million in 1997 and $37.0 million in 1998. The increase in amortization arose from the inclusion of amortization of goodwill relating to the acquisitions of PhotoDisc and Allsport in February 1998.

     Depreciation increased from $5.5 million in 1996 to $8.2 million in 1997 and $14.4 million in 1998. The increase primarily arose from acquisitions, together with increased investment in capital expenditure related to the continued development of our digital strategy.

     Non-Recurring Integration and Restructuring Costs. Following the acquisitions of PhotoDisc and Allsport in February 1998, we commenced a program to integrate our businesses. This resulted in integration and restructuring charges totaling $13.8 million. There were no such charges in 1996 or 1997.

     Net Exchange Losses. Net exchange losses were $306,000 in 1996, $198,000 in 1997 and $124,000 in 1998.

     Legal Settlement. We entered into a settlement agreement with Digital Stock Corporation over a complaint filed in 1997. This resulted in a one-time charge to 1997 earnings of approximately $1.0 million (including legal expenses).

    Income Taxes

     Our 1996 tax charge was $3.0 million compared with $3.9 million in 1997 and $2.7 million in 1998. Excluding the effect of the amortization of intangibles, which is largely non-tax deductible, we had an effective tax rate of 37.9% in 1996, as compared to 34.7% in 1997 and 38.0% in 1998.

     The changes in the effective rate of tax, excluding the impact of the amortization of intangibles, are due to variations in the profit mix and tax rates in the countries in which we operate and non-recurring integration and restructuring costs which are not all fully tax deductible. We expect our effective tax rate in 1999 to increase to approximately 40.0%.

    Extraordinary Items

     The repayment of the term debt due to Midland Bank plc from the proceeds of the $75.0 million, 4.75% convertible subordinated notes resulted in an extraordinary charge of $830,000 for the year ended December 31, 1998. This charge comprised the write-off of unamortized loan arrangement costs net of the associated income tax benefit.

    EBITDA

     EBITDA for 1996, 1997 and 1998 was $15.6 million, $19.3 million and $35.4 million, respectively, representing increases of 24.0% in 1997 and 82.7% in 1998 over the respective prior years. The growth in EBITDA in 1998 was primarily attributable to incremental EBITDA from our acquired businesses as well as gross margin improvement in our base business. Currency movements did not have a material impact on 1998 EBITDA.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth our unaudited consolidated statement of operations data for each of the six quarters in the period ended September 30, 1999, as well as that data expressed as a percentage of our total revenues for the quarters presented. You should read this information in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. We have prepared this unaudited consolidated information on a basis consistent with our audited consolidated financial statements, and, in the opinion of management, this information reflects all normal recurring adjustments that we consider necessary for a fair presentation of our operating results for the quarters presented. You should not draw any conclusions about our future operating results from the operating results for any quarter.

                                                                      THREE MONTHS ENDED
                                        ------------------------------------------------------------------------------
                                        JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                          1998         1998            1998         1999        1999         1999
                                        --------   -------------   ------------   ---------   --------   -------------
                                                              (IN THOUSANDS, EXCEPT PERCENTAGES)
CONSOLIDATED QUARTERLY INCOME
  STATEMENT:
Sales.................................  $ 48,126     $ 48,975        $ 50,052     $ 52,150    $ 54,957     $ 60,823
Gross profit..........................    34,217       35,411          36,302       38,309      40,193       44,377
Selling general and administrative
  expenses............................   (25,837)     (25,646)        (25,672)     (28,724)    (32,072)     (36,520)
Amortization of intangibles and
  depreciation........................   (13,554)     (13,802)        (14,207)     (14,830)    (22,252)     (25,997)
Non recurring integration and
  restructuring costs.................    (9,137)      (4,618)             --           --          --       (7,438)
Operating loss........................   (14,311)      (8,655)         (3,577)      (5,245)    (14,131)     (25,578)
Net interest expense..................      (768)        (800)           (867)        (811)       (962)      (1,095)
Net exchange gains/(losses)...........       296          (57)             (8)        (391)         20          615
Income taxes..........................       712         (188)         (2,123)      (1,435)       (733)       1,691
Extraordinary items...................      (830)          --              --           --          --           --
Net loss..............................  $(14,901)    $ (9,700)       $ (6,575)    $ (7,882)   $(15,806)    $(24,367)
                                        ========     ========        ========     ========    ========     ========
OTHER OPERATING DATA:
EBITDA(1).............................  $  8,380     $  9,765        $ 10,630     $  9,585    $  8,121     $  7,857
                                        ========     ========        ========     ========    ========     ========
AS A PERCENTAGE OF SALES:
Sales.................................     100.0%       100.0%          100.0%       100.0%      100.0%       100.0%
Gross profit..........................      71.1         72.3            72.5         73.5        73.1         73.0
Selling general and administrative
  expenses............................     (53.7)       (52.4)          (51.3)       (55.1)      (58.4)       (60.0)
Amortization of intangibles and
  depreciation........................     (28.2)       (28.2)          (28.4)       (28.4)      (40.5)       (42.7)
Non recurring integration and
  restructuring costs.................     (19.0)        (9.4)             --           --          --        (12.2)
Operating loss........................     (29.7)       (17.7)           (7.1)       (10.1)      (25.7)       (42.1)
Net interest expense..................      (1.6)        (1.6)           (1.7)        (1.6)       (1.8)        (1.8)
Net exchange gains/(losses)...........        .6          (.1)             --          (.7)         --          1.0
Income taxes..........................       1.5          (.4)           (4.2)        (2.8)       (1.3)         2.8
Extraordinary items...................      (1.7)          --              --           --          --           --
Net loss..............................     (31.0)%      (19.8)%         (13.1)%      (15.1)%     (28.8)%      (40.1)%
                                        ========     ========        ========     ========    ========     ========
OTHER OPERATING DATA:
EBITDA(1).............................      17.4%        19.9%           21.2%        18.4%       14.8%        12.9%
                                        ========     ========        ========     ========    ========     ========

---------------
(1) EBITDA is defined as earnings before interest, taxes, exchange gains/(losses), depreciation, amortization, non-recurring integration and restructuring costs and extraordinary items.

     SIX QUARTERS ENDED SEPTEMBER 30, 1999

     Sales

     Our total sales revenues increased sequentially in each of the six quarterly periods ended September 30, 1999.

     Digital sales increased significantly in the first three quarters of 1999. Digital sales as a percentage of total sales were 40.2%, 42.8% and 49.8% for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, respectively. This compared to 22.7%, 31.2% and 34.2% for the corresponding periods in 1998. E-commerce sales for the quarter ended March 31, 1999 more than doubled over the quarter ended March 31, 1998 to $10.3 million. This trend continued with e-commerce sales reaching $13.8 million for the quarter ended June 30, 1999 and $19.4 million for the quarter ended September 30, 1999, an increase of 115.3% and 165.8% over the corresponding periods in 1998, respectively. The launch of the Tony Stone Images website in the fourth quarter of 1998, contributed significantly to this e-commerce sales growth, particularly in North America.

     Gross Profit

     Gross profit increased sequentially in each of the six quarterly periods ended September 30, 1999. Gross profit as a percentage of sales, or gross margin, increased in each of the four quarterly periods ended March 31, 1999. The slight decrease in the gross margin in the quarters ended June 30, 1999 and September 30, 1999, as compared to the preceding quarters, reflected the acquisition of Art.com in May 1999. Excluding Art.com, the gross margin for the quarters ended June 30, 1999 and September 30, 1999 would have reflected a slight increase over the quarter ended March 31, 1999. The improvement in gross margin, excluding Art.com, over the six quarterly periods reflects the increasing shift in sales mix to e-commerce with its lower cost of sales, as well as continuing changes in our sales mix at the brand level.

     Operating Expenses

     Selling, General and Administrative Expenses. Selling, general and administrative expenses have increased in each of the last six quarters with the exception of the third quarter of 1998. As a percentage of sales, selling, general and administrative expenses have fluctuated across the six periods. Selling, general and administrative expenses increased during the quarter ended September 30, 1999 compared to the immediately prior quarter, mainly due to accelerated investment in advertising and marketing costs associated with the new websites as well as increased investment in management, new sales offices, the development of new technology products and business systems. As a percentage of sales, selling, general and administration costs increased from 58.4% in the quarter ended June 30, 1999 to 60.0% in the quarter ended September 30, 1999. This increase was primarily attributable to the acquisition of Art.com in May 1999.

     Amortization of Intangibles and Depreciation. The increase in amortization and depreciation expenses in the quarter ended September 30, 1999 from the immediately prior quarter is principally attributable to the acquisition of Art.com in May 1999 and EyeWire in August 1999.

     Non-Recurring Integration and Restructuring Costs. We implemented a program to integrate our businesses following the acquisitions of PhotoDisc and Allsport in February 1998. This resulted in integration and restructuring charges totalling $13.8 million in the second and third quarters of 1998. The charges included restructuring costs, severance costs, consulting and professional fees, systems and process integration costs, and costs associated with terminations.

     In the third quarter of 1999, we approved and commenced a program to integrate all our businesses, including the new acquisitions Art.com and EyeWire, into four divisions to serve our four major types of customers. This resulted in integration and restructuring charges totalling $7.4 million in the quarter ended September 30, 1999. These charges included restructuring costs, severance costs, consulting and professional fees, systems and process integration costs and costs associated with terminations.

     EBITDA

     EBITDA increased sequentially in each quarterly period during 1998. The growth in the quarter ended June 30, 1998 over the quarter ended March 31, 1998 was largely due to the acquisitions of PhotoDisc and Allsport in February 1998. EBITDA in the quarter ended March 31, 1999 decreased from the quarter ended December 31, 1998 largely as a result of an increase in selling, general and administration expenses. The decrease in EBITDA in the quarter ended June 30, 1999 and September 30, 1999 from the quarter ended March 31, 1999 was due to the acquisition of Art.com in May 1999.

LIQUIDITY AND CAPITAL RESOURCES

                                         GETTY
                                  COMMUNICATIONS PLC            GETTY IMAGES, INC.
                                  -------------------   ----------------------------------
                                      YEAR ENDED         YEAR ENDED     NINE MONTHS ENDED
                                     DECEMBER 31,       DECEMBER 31,      SEPTEMBER 30,
                                    1996       1997         1998         1998       1999
                                  --------   --------   ------------   --------   --------
                                                                           (UNAUDITED)
                                                       (IN THOUSANDS)
Net cash provided by/(used in):
Operating activities............  $ 13,502   $ 13,174    $   7,222     $  9,764   $    430
  Investing activities..........   (25,528)   (35,447)    (107,869)     (95,298)   (30,633)
  Financing activities..........    66,311     (3,052)      85,003       84,948     21,633
  Exchange differences..........     2,755     (4,380)       2,560          892      2,297
                                  --------   --------    ---------     --------   --------
Net increase/(decrease) in cash
  and cash equivalents..........  $ 57,040   $(29,705)   $ (13,084)    $    306   $ (6,273)
                                  ========   ========    =========     ========   ========

     Net cash provided by operating activities amounted to $430,000 in the nine months ended September 30, 1999, compared to $9.8 million in the nine months ended September 30, 1998. The decrease is due to increased spending on marketing and advertising, particularly at Art.com, and the production of new contemporary stock photography catalogs. Net cash provided by operating activities amounted to $7.2 million in 1998 compared to $13.2 million in 1997 and $13.5 million in 1996. The decrease in cash generated from operations in 1998 was principally a result of payments of non-recurring integration and restructuring costs related to our acquisition of PhotoDisc and Allsport in February 1998 and the acquisition of other businesses throughout the year.

     Net cash used in investing activities in the nine months ended September 30, 1999 was $30.6 million, compared to $95.3 million in the same period in 1998. The decrease primarily reflected the larger business acquisitions made in the nine month period ended September 30, 1998, offset in part by increased investment in technology and related infrastructure in the nine months ended September 30, 1999. Net cash used in investing activities was $107.9 million in 1998 as compared to $35.4 million in 1997 and $25.5 million in 1996. The nine month and yearly cash flows primarily reflect the business acquisitions made in each period, in addition to increased investment in technology and related infrastructure. During 1998, we invested $27.3 million in fixed assets compared to $14.9 million in 1997 and $7.2 million in 1996. Capital expenditure was $30.2 million for the nine months ended September 30, 1999.

     Net cash provided by financing activities in the nine months ended September 30, 1999 was $21.6 million, primarily as a result of a $20.0 million short-term revolving credit facility, which we obtained in the period to fund additional working capital requirements and the acquisition of Art.com.

     The acquisitions of PhotoDisc and Allsport in February 1998 and other businesses throughout the year resulted in a net cash outflow of $80.6 million, including expenses. To fund this amount, we raised a net additional $47.2 million of debt and Getty Investments L.L.C. subscribed for an additional 1,518,644 shares of our common stock, providing $28.0 million of additional capital.

     On May 20, 1998, we raised $75.0 million from the issuance of our convertible subordinated notes. Of these proceeds, $49.0 million was applied to the repayment of term debt and $3.3 million to debt issuance costs. Also, in the year ended December 31, 1998, we raised $5.3 million from the exercise of options. At December 31, 1998, we had outstanding long term debt of $75.0 million and cash of $16.2 million.

     We currently anticipate that our available cash resources combined with the net proceeds from this offering and borrowings under our current bank facility will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least 12 months following the date of this prospectus.

THE EURO CONVERSION

     A new European currency, the Euro, was implemented in January 1999 to replace the separate currencies of eleven Western European countries. This is requiring changes in our operations as we modify systems and commercial arrangements to handle the new currency. Modifications are necessary in operations such as payroll, benefits and pension systems, contracts with suppliers and customers and internal financial reporting systems. Although a three-year transition period is expected during which transactions may also be made in the old currency, we will use dual currency processes for our operations during the transition period. We do not expect the cost of this effort to have a material effect on our business or results of operations, however we cannot be sure that all problems will be foreseen and corrected or that no material disruption of our business will occur.

YEAR 2000 READINESS

     The Year 2000 issue refers to the risk that systems, products and equipment having date-sensitive components will not recognize the Year 2000 as a result of computer programs using two digits rather than four to define the applicable year. The use of noncompliant Year 2000 programs or our inability to update our systems successfully may result in system failures, miscalculations or errors which could cause disruption of operations, the corruption of data or other business problems, including, among other things, a temporary inability to process transactions and invoices, or engage in other business activities. In addition to our computer systems, the Year 2000 issue may affect certain embedded systems such as alarms, gates and time locks, lighting, security, electrical supply control and backup equipment, and communication systems such as switchboards, fax machines and cellular telephones.

     In addition to Year 2000 issues related to our systems, we may be adversely affected if our key suppliers or other material third party service providers are unable or fail to adequately address the Year 2000 issue. Such suppliers can include infrastructure suppliers in areas such as utilities, communications, transportation and other services. While we are developing alternate power generation sources for our most sensitive systems, the likelihood and effects of failures in infrastructure systems and in the supply chain cannot be estimated.

     We developed the Year 2000 Compliance Program (the "Program") to identify and mitigate Year 2000 issues in our information systems, facilities and suppliers. The Program can be divided into three phases: (1) evaluation, which includes identifying issues, taking an inventory of the systems affected and developing solutions to address the issues; (2) implementation, which includes deploying program and software changes and completing necessary contingency plans; and (3) testing, which includes performing applications and acceptance testing and certification.

     The goals of the Program are to ensure that we and our business divisions can continue to function at optimal levels up to and beyond December 31, 1999, to provide our customers and partners with our services throughout the affected period and to ensure that key suppliers are Year 2000 compliant and that there will be no disruption in our supply of services and products.

     Our Chief Executive Officer, subject to our board of directors' oversight, is responsible for the overall implementation of the Program and ensuring that we become Year 2000 compliant by December 31, 1999.

     As of September 30, 1999, the bulk of our systems were year 2000 compliant, and the remainder are expected to reach compliance during the fourth quarter of 1999. Contingency plans have been developed for any matter not resolved in 1999 that may have a material negative impact on our final Year 2000 readiness.

     Evaluation. We have inventoried all of our major hardware and software platforms, as well as the relevant computer, embedded and communication systems, which may be affected by the Year 2000 issue and assessed our needs to become Year 2000 compliant. We have completed a review of the Year 2000 issues faced by our material suppliers and evaluated the risks and dependencies associated with those suppliers. The review of the Year 2000 issues faced by licensees and agents has been completed.

     Implementation. We are in the advanced stages of our deployment of software and hardware changes. Year 2000 compliance measures have been incorporated into all new Internet initiatives, becoming our standard for all new contracts and have been incorporated into our due diligence program when evaluating potential acquisitions and partnerships.

     In addition, we have developed our first stage contingency plan which addresses the identification of alternative suppliers and distribution channels and the implementation of manual systems if it becomes necessary. We are continuing to review this process.

     Testing. We will continue testing our computer, embedded and communication systems as we complete the implementation of software and hardware changes.

     We estimate that the expected total aggregate costs for our Year 2000 activities and related systems changes will be approximately $2.5 million, of which approximately $2.4 million has been spent as of September 30, 1999.

     RISKS RELATED TO THE YEAR 2000 ISSUE

     Although our efforts to be Year 2000 compliant are intended to minimize the adverse effects of the Year 2000 issues on our operations and business, the actual effects of the Year 2000 issue will not be known until 2000. If we fail to become Year 2000 compliant in a timely manner, Year 2000 issues could have a material adverse effect on our business, results of operations and financial condition.

     The Year 2000 disclosure set forth above is intended to be a "Year 2000 statement" as such term is defined in the Year 2000 Information and Readiness Disclosure Act of 1998 (the "Year 2000 Act") and, to the extent such disclosure relates to our Year 2000 processing or to products or services we offer, is intended to be a "Year 2000 readiness disclosure" as such term is defined in the Year 2000 Act.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to a variety of risks, including changes in interest rates affecting the return on our investments and foreign currency fluctuations. In the normal course of business, we employ established policies and procedures to manage our exposure to fluctuations in interest rates and foreign currency values.

    INTEREST RATE RISK

     Our exposure to market rate risk for changes in interest rates relates primarily to our debt instruments, most of which are fixed rate borrowings.

                                                  MATURITIES                    FAIR VALUE
                                   ----------------------------------------    SEPTEMBER 30,
DEBT (INCLUDING CURRENT PORTION)    1999      2001       2003        TOTAL         1999
--------------------------------   -------   ------     -------     -------    -------------
                                                  (U.S. DOLLARS IN THOUSANDS)
Fixed rate...................                           $75,000     $75,000       $75,000
Average interest rate........                              4.75%
Variable rate................      $20,583   $1,000     $ 1,000     $22,583       $22,583
Average interest rate........         7.16%    8.25%       8.25%

    FOREIGN CURRENCY RISK

     We conduct our business primarily in the United States and the United Kingdom and, therefore, our cashflows are primarily denominated in U.S. dollars and United Kingdom pounds sterling. We are exposed to foreign exchange risk related to foreign currency denominated assets and liabilities and cash. The introduction of the euro does not significantly affect our foreign exchange exposure.

     Our functional currency is U.S. dollars. We have entered into forward foreign currency exchange contracts to hedge our contracted net receivables denominated in foreign currencies. The forward foreign currency exchange contracts typically have a term of less than six months. All forward foreign currency exchange contracts at September 30, 1999 were designated and accounted for as hedges.

     The criteria we use for designating a contract as a hedge include the contract's effectiveness in risk reduction. Gains and losses on these contracts, relating to the hedged risk, are recognized as incurred, reflecting the income statement treatment of the hedge items.

     If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related forward foreign exchange contract would be recognized in income in the same period. In addition, since we enter into forward contracts only as hedges, any change in currency rates would not result in any material gain or loss, as any gain or loss on the underlying foreign currency denominated balances would be offset by the loss or gain on the forward contract.

     The following table presents certain information regarding our use of financial instruments.

                                                 MATURITIES               FAIR VALUE
                                           -----------------------       U.S. DOLLAR
                                                       U.S. DOLLAR        EQUIVALENT
              CONTRACT TYPE                  1999      EQUIVALENT     SEPTEMBER 30, 1999
              -------------                --------    -----------    ------------------
                                             (CURRENCY AND U.S. DOLLAR EQUIVALENTS IN
                                           THOUSANDS EXCEPT AVERAGE CONTRACTUAL EXCHANGE
                                            RATE WHICH IS TO THE NEAREST SECOND DECIMAL
                                                              POINT)
Buy Pound Sterling/sell Deutsche mark....     2,460      $1,342              $  6
Average contractual exchange rate
  (Deutsche Mark/Pound Sterling).........      3.02

Buy Pound Sterling/sell French Franc.....     1,350      $  222              $ (2)
Average contractual exchange rate (French
  Franc/Pound Sterling)..................     10.01

Buy Pound Sterling/sell Spanish Peseta...    26,000      $  170              $ (3)
Average contractual exchange rate
  (Spanish Peseta/Pound Sterling)........    251.66

Buy Pound Sterling/sell Swedish Krone....     1,350      $  169              $ (3)
Average contractual exchange rate
  (Swedish Krone/Pound Sterling).........     13.16

Buy Pound Sterling/sell Italian Lire.....   250,000      $  139              $ (1)
Average contractual exchange rate
  (Italian Lire/Pound Sterling)..........  2,953.86

     There are further forward foreign currency exchange contracts at September 30, 1999 that are together considered immaterial. The U.S. dollar equivalent maturity value of these contracts is $454,000. All foreign exchange risk contracts are foreign currency forward exchange contracts between the indicated currency and the United Kingdom pound sterling.

     Forward foreign exchange contracts between United Kingdom pound sterling and German Deutsche mark, French franc, Spanish peseta, Swedish krone and Italian lire, account for 54.0%, 9.0%, 7.0%, 7.0% and 6.0%, respectively, of our total U.S. dollar equivalents in forward foreign exchange contracts.

             SELECTED CONSOLIDATED FINANCIAL DATA OF THE IMAGE BANK

     The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, The Image Bank's consolidated financial statements and notes thereto and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of The Image Bank." The statement of operations data and cash flow data for the year ended December 31, 1998 and the balance sheet data for the year ended December 31, 1998 are derived from the consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent auditors. Interim statement of operations data and cash flow data for the periods ended September 30, 1998 and September 30, 1999 are derived from unaudited financial statements which, in the opinion of management, reflect all adjustments necessary for a fair presentation of that data. Historical results are not indicative of the results to be expected in the future.

                                                         THE IMAGE BANK, INC.
                                      -----------------------------------------------------------
                                                                     NINE MONTHS ENDED
                                         YEAR ENDED       ---------------------------------------
                                      DECEMBER 31, 1998   SEPTEMBER 30, 1998   SEPTEMBER 30, 1999
                                      -----------------   ------------------   ------------------
                                                            (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Sales...............................      $ 70,832             $52,237              $56,190
Cost of sales.......................        29,624              21,226               22,884
                                          --------             -------              -------
Gross profit........................        41,208              31,011               33,306
Selling, general and administrative
  expenses..........................        33,791              24,310               29,040
Depreciation and amortization of
  intangibles.......................         8,919               7,841                8,968
                                          --------             -------              -------
Operating loss......................        (1,502)             (1,140)              (4,702)
Net interest expense................          (285)               (198)                (103)
Miscellaneous income................           325                 522                  228
Net exchange gains/(losses).........            65                 221                 (491)
                                          --------             -------              -------
Loss before income taxes............        (1,397)               (595)              (5,068)
Provision for income taxes..........        (1,954)             (1,668)                (995)
                                          --------             -------              -------
Net loss............................      $ (3,351)            $(2,263)             $(6,063)
                                          ========             =======              =======
CASHFLOW DATA:
Net cash provided by/(used in):
Operating activities................      $  5,276             $ 4,482              $  (999)
Investing activities................       (17,213)             (6,433)              (8,746)
Financing activities................        13,001               2,227                9,077
                                          --------             -------              -------
Net increase/(decrease) in cash and
  cash equivalents..................      $  1,064             $   276              $  (668)
                                          ========             =======              =======
BALANCE SHEET DATA:
Cash and cash equivalents...........      $  1,875             $ 1,087              $ 1,206
Total assets........................        87,861              77,047               91,613
Long-term debt, net of current
  maturities........................        48,986              37,775               57,933
Total stockholders' equity..........        21,300              22,302               15,344

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                  AND RESULTS OF OPERATIONS OF THE IMAGE BANK

     The following should be read in conjunction with the "Selected Consolidated Financial Data of The Image Bank" and the other financial information about The Image Bank contained elsewhere in this prospectus. All financial data referred to in the following discussion has been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP).

     In addition to historical information, the discussion in this section may contain certain forward-looking statements that involve risks and uncertainties. The forward-looking statements relate to, among other things, operating results, gross margins and anticipated liquidity and capital resources. Actual results could differ materially from those anticipated by these forward-looking statements due to factors including, but not limited to, those set forth under the section entitled "Risk Factors," and elsewhere in this prospectus.

OVERVIEW

     The Image Bank was founded in 1974 and was acquired by the Eastman Kodak Company in 1991. The Image Bank is a leading provider of contemporary and archival stock photography, film footage and illustrations. The Image Bank licenses its images and footage primarily to advertising agencies, publishing agencies and companies, film and video production companies and graphic art firms. We believe that The Image Bank controls more than 30 million photographs, more than 15,000 hours of film footage and approximately 100,000 illustrations.

     The Image Bank consists of the The Image Bank stock photography and stock footage businesses, Archive Photos and Archive Film, Swanstock and Artville. The Image Bank markets contemporary still images and film footage. Archive Film has collections of both archival still images and film footage. Swanstock specializes in museum quality photographic fine art images. In October 1998, The Image Bank acquired Artville, one of the leading sources for illustrations.

     The Image Bank's sales are primarily derived from the marketing of image reproduction and broadcasting rights to a range of business-to-business customers. Sales generally consist of a large number of relatively small transactions involving the sale either of single images, video and film clips or of CD ROM products containing between 100 and 300 images. The Image Bank principally uses analog distribution platforms together with some digital distribution through CD ROMs. Price is generally determined by the extent of rights granted over the use of the image or clip and can vary significantly across geographic markets and customer groups. The Image Bank also charges photo service and film service fees for customization, research and delivery.

     Sales are recognized when a license agreement has been completed with the customer for the use of the image and the image has been made available to the customer for use. Pricing terms do not call for additional fees beyond the fixed license amount. The customer is contractually obligated to pay the fixed license amount upon agreement of the license terms and availability of the image for use by the customer. In the case of royalty-free sales, revenue is recognized upon the shipment of the CD ROM. There is no single customer which accounts for more than 10.0% of The Image Bank's total sales.

     The Image Bank's cost of sales primarily consists of commission payments to contributing photographers and cinematographers. The Image Bank has contracts with these suppliers to provide stock photography and cinematography to The Image Bank for commissions of up to 50.0%, depending on the product sold and the location of the sale. Images owned by The Image Bank or which are in the public domain do not require commission payments. Cost of sales also includes, to the extent applicable, handling and shipping costs for duplicate transparencies and the cost of CD ROM production. As a result, The Image Bank's overall gross margin is impacted by the sales of wholly-owned imagery, geographic distribution of sales and brand sales mix.

     The Image Bank's selling, general and administrative expenses include salaries and related staff costs, premises and utility costs, and sales and marketing costs.

     The Image Bank amortizes goodwill and depreciates the cost of the investment in its libraries (including any costs of duplication) and other fixed assets over their expected useful lives. The acquisitions of Archive, Swanstock and Artville generated approximately $32.0 million of goodwill that is being amortized over ten to fifteen years. We intend to amortize this goodwill over a period of ten years in line with our amortization of goodwill of The Image Bank.

     The analysis in this "Management's Discussion and Analysis of Financial Condition and Results of Operations of The Image Bank" comprises a comparison of the nine months ended September 30, 1999 with the nine months ended September 30, 1998. No comparison of the year ended December 31, 1998 with the year ended December 31, 1997 has been included because The Image Bank did not prepare audited accounts for the year ended December 31, 1997.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

    Sales

     Sales for the first nine months of 1999 increased 7.6% to $56.2 million from $52.2 million for the first nine months of 1998. These increases were primarily attributable to the inclusion in 1999 of revenue from Artville, which was acquired in October 1998, as well as continued growth in film sales. This increase was partially offset by a decrease in The Image Bank's stock photography revenues, which was largely due to foreign currency translation losses.

    Gross Profit

     Gross profit for the first nine months of 1999 increased by 7.4% to $33.3 million from $31.0 million for the first nine months of 1998. Gross margin was 59.3% in the first nine months of 1999 compared to 59.4% in the first nine months of 1998.

    Operating Expenses

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the first nine months of 1999 increased 19.3% to $29.0 million from $24.3 million for the first nine months of 1998. The increase was primarily attributable to an increase in headcount to support the increased revenues and assist The Image Bank in addressing Year 2000 compliance. In addition, The Image Bank also produced substantially more catalogs during the first nine months of 1999 as compared to the first nine months of 1998 and Artville's selling, general and administrative costs were included in 1999 but not in 1998 due to the timing of its acquisition in October 1998.

     Amortization of Intangibles and Depreciation. Depreciation and amortization of intangibles for the first nine months of 1999 increased to $9.0 million from $7.8 million in the first nine months of 1998. The increase in 1999 amortization was related to the acquisition of Artville in October 1998, which resulted in approximately $7.9 million of goodwill. Depreciation increased due to The Image Bank's investment in developing its e-commerce business as well as the inclusion of assets acquired in the Artville acquisition in the 1999 period.

    EBITDA

     EBITDA for The Image Bank represents gross profit less selling, general and administrative expenses. EBITDA for the first nine months of 1999 was $4.3 million compared to $6.7 million in the first nine months of 1998. The decrease was attributable to the increase in selling, general and administrative expenses in the first nine months of 1999. As a percentage of sales, EBITDA was 7.6% in the first nine months of 1999 compared to 12.8% in the first nine months of 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used by operating activities was $999,000 during the first nine months of 1999 as compared to net cash provided by operating activities of $4.5 million during the nine months ended September 30, 1998. The operating cash deficit was primarily due to a higher net loss, partially offset by increased depreciation and amortization expenses.

     During the first nine months of 1999, The Image Bank spent $8.7 million in acquiring fixed assets and libraries, as compared to $6.4 million during the first nine months of 1998. The increased spending was largely attributable to the digitization of The Image Bank's images and the initiation of the development of an e-commerce channel. Additionally, financing activities provided The Image Bank with $9.1 million during the nine months ended September 30, 1999. This compared to $2.2 million during the nine months ended September 30, 1998. These amounts were primarily related to the receipt of group funding.

                   UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                             FINANCIAL INFORMATION

INTRODUCTORY NOTE

     The following unaudited condensed pro forma consolidated financial information (the "Pro Forma Consolidated Financial Information") gives pro forma effect to the completion of the acquisitions of Art.com and The Image Bank, after giving effect to the pro forma adjustments described in the accompanying notes. The Pro Forma Consolidated Financial Information has been prepared from, and should be read in conjunction with, our audited historical consolidated financial statements and notes thereto included herein, the audited historical financial statements of Art.com, which are included in our Quarterly Report on Form 10-Q/A as filed with the SEC on July 16, 1999 and incorporated by reference herein, and the audited historical financial statements of The Image Bank included herein.

     The Pro Forma Consolidated Financial Information is provided for illustrative purposes only and does not purport to represent what actual results of operations or financial position would have been had the acquisitions of Art.com and The Image Bank occurred on the respective dates assumed, nor is it necessarily indicative of our future operating results or consolidated financial position.

     We will account for the acquisitions of Art.com and The Image Bank by the purchase method of accounting in accordance with U.S. GAAP. Accordingly, the purchase consideration for acquiring Art.com and The Image Bank will be allocated to the tangible and intangible assets acquired and the liabilities assumed, with the excess cost being allocated to goodwill and presented as an intangible asset. A preliminary allocation of the purchase price of The Image Bank has been reflected in the Pro Forma Consolidated Financial Information. A final allocation of the purchase price for The Image Bank is dependent on the completion of certain valuations and other studies which will not be completed before the closing of this offering. We believe that once the valuations and other studies are completed, the resulting allocation of purchase price will not result in an overall result significantly different from the preliminary allocation of amortization assumed for the purposes of the Pro Forma Consolidated Financial Information.

     We have entered into an agreement, dated as of October 26, 1999, with Getty Investments L.L.C. providing for the purchase by Getty Investments of 1,579,353 shares of our common stock for $32.0 million in cash, or approximately $20.261 per share. See "Prospectus Summary -- Recent Developments -- Subscription by Getty Investments L.L.C."

     For the purposes of the Pro Forma Consolidated Financial Information, the per share price of our common stock issued in the offering has been calculated using the public offering price of $39.

     The purchase consideration of The Image Bank is estimated at $189.0 million, including expenses. The stock purchase agreement provides that we will pay to Eastman Kodak Company $183.0 million at closing, which for the purposes of this pro forma is assumed to be satisfied through $151.0 million from this offering and $32.0 million from the proceeds received from the Getty Investments subscription.

          UNAUDITED CONDENSED PRO FORMA CONSOLIDATED INCOME STATEMENT
                          YEAR ENDED DECEMBER 31, 1998

     The following unaudited condensed pro forma income statement for the year ended December 31, 1998 is derived from our audited historical consolidated statements of operations for the year then ended, the audited historical consolidated statement of operations of The Image Bank for the year then ended and the audited historical statement of operations of Art.com for the year then ended, after giving effect to the pro forma adjustments described in the notes to the Pro Forma Consolidated Financial Information. Such adjustments have been determined as if the acquisition of Art.com and The Image Bank took place on January 1, 1998, the first day of the financial period presented in the Pro Forma Consolidated Financial Information.

                                                                                  PRO
                                                                                 FORMA
                            GETTY       ART.COM,   THE IMAGE    ADJUSTMENTS   ADJUSTMENTS    PRO FORMA
                         IMAGES, INC.     INC.        BANK       (NOTE 1)      (NOTE 2)     CONSOLIDATED
                         ------------   --------   ----------   -----------   -----------   ------------
                                            (IN THOUSANDS EXCEPT LOSS PER SHARE DATA)
Sales..................    $185,084     $   384     $ 70,832          --             --      $ 256,300
Cost of sales..........     (52,830)       (285)     (29,624)         --             --        (82,739)
                           --------     -------     --------      ------       --------      ---------
GROSS PROFIT...........     132,254          99       41,208          --             --        173,561
Selling, general and
  administrative
  expenses.............     (96,904)     (5,304)     (33,791)         --             --       (135,999)
Amortization of
  intangibles..........     (36,961)        (26)      (4,228)      1,245        (56,863)       (96,833)
Depreciation...........     (14,397)        (96)      (4,691)         --             --        (19,184)
Non-recurring
  integration and
  restructuring costs..     (13,755)         --           --          --             --        (13,755)
                           --------     -------     --------      ------       --------      ---------
OPERATING LOSS.........     (29,763)     (5,327)      (1,502)      1,245        (56,863)       (92,210)
Net interest expense...      (2,986)        (61)        (285)         --             --         (3,332)
Net exchange
  (losses)/gains.......        (124)         --           65          --             --            (59)
Other operating
  income...............          --          --          325          --             --            325
                           --------     -------     --------      ------       --------      ---------
LOSS BEFORE TAXES......     (32,873)     (5,388)      (1,397)      1,245        (56,863)       (95,276)
Income taxes...........      (2,680)         --       (1,954)         --             --         (4,634)
                           --------     -------     --------      ------       --------      ---------
Loss before
  extraordinary
  items................     (35,553)     (5,388)      (3,351)      1,245        (56,863)       (99,910)
Extraordinary items....        (830)         --           --          --             --           (830)
                           --------     -------     --------      ------       --------      ---------
NET LOSS...............    $(36,383)    $(5,388)    $ (3,351)     $1,245       $(56,863)     $(100,740)
                           ========     =======     ========      ======       ========      =========
LOSS PER SHARE:
  Basic................    $  (1.25)                                                         $   (2.46)
                           ========                                                          =========
AVERAGE NUMBER OF
  SHARES OUTSTANDING:
  Basic................      29,160                                              11,831         40,991
                           ========                                            ========      =========

See accompanying notes to the Pro Forma Consolidated Financial Information on pages 51 to 54.

          UNAUDITED CONDENSED PRO FORMA CONSOLIDATED INCOME STATEMENT
                      NINE MONTHS ENDED SEPTEMBER 30, 1999

     The following unaudited condensed pro forma income statement for the nine months ended September 30, 1999 is derived from the unaudited historical condensed consolidated income statement of Getty Images for the nine months then ended and the unaudited historical condensed income statement of Art.com for the period January 1, 1999 through May 4, 1999 and the unaudited historical condensed consolidated income statement of The Image Bank for the nine months ended September 30, 1999, after giving effect to the adjustments described in the notes to the Pro Forma Consolidated Financial Information. Such adjustments have been determined as if the acquisition of Art.com and The Image Bank took place on January 1, 1999, the first day of the financial period presented in the Pro Forma Consolidated Financial Information.

                                                                                       PRO FORMA
                            GETTY IMAGES,                   THE IMAGE   ADJUSTMENTS   ADJUSTMENTS    PRO FORMA
                                INC.        ART.COM, INC.     BANK       (NOTE 1)      (NOTE 2)     CONSOLIDATED
                            -------------   -------------   ---------   -----------   -----------   ------------
                                                 (IN THOUSANDS EXCEPT LOSS PER SHARE DATA)
Sales.....................    $167,930         $   552      $ 56,190          --              --      $224,672
Cost of sales.............     (45,051)           (602)      (22,884)         --              --       (68,537)
                              --------         -------      --------      ------        --------      --------
GROSS PROFIT..............     122,879             (50)       33,306          --              --       156,135
Selling, general and
  administrative
  expenses................     (97,316)         (4,003)      (29,040)         --              --      (130,359)
Amortization of
  intangibles.............     (46,813)             --        (3,143)      1,072         (25,670)      (74,554)
Depreciation..............     (16,266)           (225)       (5,825)         --              --       (22,316)
Non-recurring integration
  and restructuring
  costs...................      (7,438)             --            --          --              --        (7,438)
                              --------         -------      --------      ------        --------      --------
OPERATING LOSS............     (44,954)         (4,278)       (4,702)      1,072         (25,670)      (78,532)
Net interest
  (expense)/income........      (2,868)             51          (103)                         --        (2,920)
Net exchange
  gains/(losses)..........         244              --          (491)         --              --          (247)
Other operating income....          --              --           228          --              --           228
                              --------         -------      --------      ------        --------      --------
LOSS BEFORE TAXES.........     (47,578)         (4,227)       (5,068)      1,072         (25,670)      (81,471)
Income taxes..............        (477)             --          (995)         --              --        (1,472)
                              --------         -------      --------      ------        --------      --------
NET LOSS..................    $(48,055)        $(4,227)     $ (6,063)     $1,072        $(25,670)     $(82,943)
                              ========         =======      ========      ======        ========      ========
LOSS PER SHARE:
  Basic...................    $  (1.44)                                                               $  (1.94)
                              ========                                                                ========
AVERAGE NUMBER OF SHARES
  OUTSTANDING:
  Basic...................      33,273                                                     9,495        42,768
                              ========                                                  ========      ========

See accompanying notes to the Pro Forma Consolidated Financial Information on pages 51 to 54.

            UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET
                             AT SEPTEMBER 30, 1999

     The following unaudited condensed pro forma balance sheet at September 30, 1999 is derived from our unaudited historical consolidated balance sheet at September 30, 1999 and the unaudited historical consolidated balance sheet of The Image Bank at September 30, 1999, after giving effect to the pro forma adjustments described in the notes to the Pro Forma Consolidated Financial Information. Such adjustments have been determined as if the acquisition of The Image Bank took place on September 30, 1999.

                                                                                PRO FORMA
                                  GETTY IMAGES,    THE IMAGE    ADJUSTMENTS    ADJUSTMENTS     PRO FORMA
                                      INC.           BANK        (NOTE 1)       (NOTE 3)      CONSOLIDATED
                                  -------------    ---------    -----------    -----------    ------------
                                                               (IN THOUSANDS)
ASSETS
CURRENT ASSETS
Cash and cash equivalents.....      $  9,877        $ 1,206      $     --       $ 66,300        $ 77,383
Accounts receivable, net......        43,695         23,959            --             --          67,654
Inventories, net..............        34,063             --            --             --          34,063
Prepaid expenses and other
  assets......................         5,422          4,278            --             --           9,700
                                    --------        -------      --------       --------        --------
TOTAL CURRENT ASSETS..........        93,057         29,443            --         66,300         188,800
Fixed assets, net.............        79,436         20,586            --             --         100,022
Intangible assets, net........       440,596         39,982       (13,602)       129,297         596,273
Other long term assets........            --          1,602            --             --           1,602
Deferred tax assets...........         7,071             --            --             --           7,071
                                    --------        -------      --------       --------        --------
TOTAL ASSETS..................      $620,160        $91,613      $(13,602)      $195,597        $893,768
                                    ========        =======      ========       ========        ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
CURRENT LIABILITIES
Accounts payable..............      $ 36,748        $18,276      $     --       $     --        $ 55,024
Accrued expenses..............        31,380             --            --             --          31,380
Short term borrowings,
  including current portion of
  long term debt..............        20,583             --            --             --          20,583
                                    --------        -------      --------       --------        --------
TOTAL CURRENT LIABILITIES.....        88,711         18,276            --             --         106,987
Long term debt................        76,260         57,993       (56,961)            --          77,292
                                    --------        -------      --------       --------        --------
TOTAL LIABILITIES.............       164,971         76,269       (56,961)            --         184,297
TOTAL STOCKHOLDERS' EQUITY....       455,189         15,344        43,359        195,597         709,489
                                    --------        -------      --------       --------        --------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY........      $620,160        $91,613      $(13,602)      $195,597        $893,768
                                    ========        =======      ========       ========        ========

See accompanying notes to the Pro Forma Consolidated Financial Information on pages 51 to 54.

                 NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED
                             FINANCIAL INFORMATION

1. ADJUSTMENTS TO HISTORICAL FINANCIAL STATEMENTS

     (a) The historical financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The following adjustments have been made to reflect the differences arising from the adoption of Getty Images' accounting policies in order to align the useful lives of intangible assets and in order to reflect the impact upon amortization of eliminating goodwill arising from the acquisition of The Image Bank that was pushed down, or transferred, to the accounting records of The Image Bank by Eastman Kodak following its acquisition in 1991:

    AMORTIZATION

                                                        YEAR ENDED         NINE MONTHS
                                                       DECEMBER 31,    ENDED SEPTEMBER 30,
                                                           1998               1999
                                                       ------------    -------------------
                                                                 (IN THOUSANDS)
Amortization of goodwill pushed down to The Image
  Bank by Eastman Kodak Company....................       $1,508             $1,269
Impact of amortizing certain intangibles over ten
  years -- previously amortised by The Image Bank
  over 15 years....................................         (263)              (197)
                                                          ------             ------
                                                          $1,245             $1,072
                                                          ======             ======

     (b) Net goodwill pushed down to the accounting records of The Image Bank of $13.6 million has been deducted in order to compute net assets acquired.

     (c) Immediately prior to completion of the acquisition of The Image Bank, intercompany indebtedness of $57.0 million is to be reclassified as part of shareholders' equity.

2. PRO FORMA ADJUSTMENTS TO INCOME STATEMENT

     The pro forma adjustments comprise the following:

     (a) Amortization of intangible assets, had the acquisitions of Art.com and The Image Bank taken place on January 1, 1998.

                                                        YEAR ENDED         NINE MONTHS
                                                       DECEMBER 31,    ENDED SEPTEMBER 30,
                                                           1998               1999
                                                       ------------    -------------------
                                                                 (IN THOUSANDS)
Amortization of goodwill relating to Art.com.......      $40,745             $30,559
Amortization of goodwill relating to The Image
  Bank.............................................       10,971               8,228
Amortization of The Image Bank's other intangible
  assets...........................................        5,147               3,860
                                                         -------             -------
                                                          56,863              42,647
Less amount amortized by Getty Images in the period
  following the Art.com acquisition................           --             (16,977)
                                                         -------             -------
                                                         $56,863             $25,670
                                                         =======             =======

     The acquisition of Art.com generated goodwill of $122.2 million. A preliminary review of the audited financial statements of Art.com indicated that no material adjustment would arise from a purchase price allocation of separate identifiable assets and that the excess of purchase price over

                 NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED
                       FINANCIAL INFORMATION (CONTINUED)

net assets has been allocated to goodwill. We consider three years to be a suitable period of amortization of this goodwill.

     The acquisition of The Image Bank will generate goodwill of approximately $109.7 million and other intangible assets of approximately $20.6 million, based on the preliminary allocation of the purchase price (see Note 3(b)). We consider ten years to be a suitable period of amortization for this goodwill and will amortize the other intangibles over a period of four years.

     (b) The number of shares outstanding and used for the pro forma basic earnings per share is calculated as follows:

                                                           DECEMBER 31,    SEPTEMBER 30,
                                                               1998            1999
                                                           ------------    -------------
                                                                  (IN THOUSANDS)
Getty Images weighted average number of shares at
  December 31, 1998 and September 30, 1999...............     29,160          33,273
New shares issued on the acquisition of Art.com..........      4,252           4,252
  Less shares already included in the weighted average
     number of shares....................................         --          (2,336)
                                                              ------          ------
                                                              33,412          35,189
New shares issued, in part, to fund the acquisition of
  The Image Bank.........................................      7,579           7,579
                                                              ------          ------
Pro forma weighted average number of shares..............     40,991          42,768
                                                              ======          ======

     The new shares issued to fund the acquisition of The Image Bank comprises 1,579,353 shares issued pursuant to the Getty Investments subscription and part of the 6,000,000 shares issued in this offering. See introductory note to this Pro Forma Consolidated Financial Information.

3. PRO FORMA ADJUSTMENTS TO BALANCE SHEET

     (a) The effect of the acquisition of The Image Bank on cash and cash equivalents is summarized below:

                                                               SEPTEMBER 30, 1999
                                                             ----------------------
                                                                 (IN THOUSANDS)
Cash received on issue of new shares.......................               $ 234,000
Cash received from the Getty Investments subscription......                  32,000
                                                                          ---------
          Total cash raised to fund The Image Bank
            Acquisition and related costs..................               $ 266,000
Less costs:
Total cash consideration to the holders of The Image Bank
  common stock.............................................  $(183,000)
Less amounts already paid to Eastman Kodak Company.........      1,000
Getty Images' estimated costs of the transaction...........     (6,000)
Estimated costs for issue of new shares of Getty Images'
  common stock.............................................    (11,700)
                                                             ---------
                                                                          $(199,700)
                                                                          ---------
Net effect on cash and cash equivalents....................               $  66,300
                                                                          =========

                 NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED
                       FINANCIAL INFORMATION (CONTINUED)

     (b) Under the Stock Purchase Agreement, holders of shares of The Image Bank common stock will be entitled to receive, at the effective time of the acquisition, the cash purchase price. The following summarises the cost of acquisition and the preliminary purchase price allocation:

     PURCHASE PRICE OF THE IMAGE BANK

                                                              (IN THOUSANDS)
Cash consideration to holders of The Image Bank Common
  Stock.....................................................     $183,000
Getty Images' transaction expenses..........................        6,000
                                                                 --------
Total purchase price........................................      189,000
Estimated fair value of net assets of The Image Bank (see
  Note 3(e))................................................      (58,703)
                                                                 --------
Excess of purchase price over net assets acquired...........     $130,297
                                                                 ========
Amount allocated to other intangibles (amortized over 4
  years)....................................................     $ 20,586
                                                                 ========
Amount allocated to incremental goodwill (amortized over 10
  years)....................................................     $109,711
                                                                 ========

     (c) The following adjustment is required in respect of intangible assets:

                                                              (IN THOUSANDS)
Estimated value of goodwill and other intangibles,
  arising on the acquisition of The Image Bank..............     $130,297
Less amounts already paid to Eastman Kodak Company,
  included in our balance sheet at September 30, 1999.......       (1,000)
                                                                 --------
                                                                 $129,297
                                                                 ========

     (d) The acquisition of The Image Bank will be funded in part by the cash received from this offering and cash received from the Getty Investments subscription.

     (e) The estimated fair value of the net assets of The Image Bank, after taking account of goodwill pushed down to the accounting records of The Image Bank by Eastman Kodak Company, is calculated as follows:

                                                              (IN THOUSANDS)
Total shareholders' equity..................................     $72,305
Net goodwill pushed down to The Image Bank by Eastman Kodak
  Company...................................................     (13,602)
                                                                 -------
Estimated fair value of net assets of The Image Bank........     $58,703
                                                                 =======

                 NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED
                       FINANCIAL INFORMATION (CONTINUED)

     (f) The following consolidation adjustment is required in respect of shareholders' equity as a result of the acquisition of The Image Bank:

     SHAREHOLDERS' EQUITY

                                                                        (IN THOUSANDS)
Estimated fair value of net assets of The Image Bank (Note
  3(e)).....................................................               $(58,703)
New shares of Getty Images Common Stock issued..............  234,000
Less estimated share issue costs............................  (11,700)
                                                              -------
                                                                            222,300
                                                                           --------
Subscription for shares of Getty Images Common Stock by
  Getty Investments.........................................                 32,000
                                                                           --------
                                                                           $195,597
                                                                           ========

4. GENERAL

     (a) The Pro Forma Consolidated Financial Information does not include adjustments to eliminate amounts relating to transactions between Getty Images and The Image Bank because such amounts are not considered material.

     (b) Potential cost savings and efficiencies resulting from the acquisitions of Art.com and The Image Bank have not been reflected in the Pro Forma Consolidated Financial Information.

                                    BUSINESS

OVERVIEW

     We are a leading provider of imagery to businesses and consumers worldwide. We distribute our products digitally via the Internet, on CD ROMs and in analog form. We are pioneering a solution to aggregate and distribute visual content. Since 1995, we have consolidated many of the visual content industry's leading brands. We have acquired important brands such as Tony Stone Images, a leading worldwide provider of contemporary stock photography; PhotoDisc, a pioneer in the development and marketing of digital stock photography, which uses the royalty-free licensing model, and the electronic delivery of images; Allsport, a leading worldwide sports photography provider; EyeWire, a leading provider of royalty-free imagery and visual content-related products and services to the business user market; and Art.com, a leading provider of framed and unframed art and art-related products to consumers on the Internet. Following our acquisition of The Image Bank, we will control an estimated 60 million still images and an estimated 27,000 hours of film footage. We provide our high quality, relevant imagery to creative professionals, press and editorial companies, business users, small offices/home office users and consumers. By aggregating the content of our various leading brands on the Internet and partnering with third party providers of imagery and other content, we offer a comprehensive and user friendly solution for our customers' imagery and related products needs. We seek to leverage our internally-developed search and e-commerce technology to enhance our position as a leading provider of visual content over the Internet.

INDUSTRY BACKGROUND

    THE VISUAL CONTENT INDUSTRY

     Visual content is everywhere. Its purpose is to enlighten, inspire, entertain, communicate messages and enhance aspects of business and commerce. Businesses and consumers use images every day to communicate, symbolize and reinforce a variety of messages in a powerful manner. Business users typically integrate imagery into various media, such as advertisements, billboards, direct mail, magazines, newspapers, packaging, motion pictures, television programming and commercials and websites. Consumers, forming a distinct market segment, have traditionally purchased images for decoration or pleasure, often buying wall art or posters. With the advent of the Internet, consumers have turned to images for new uses, such as communicating through e-greeting cards and enhancing personal websites. Imagery is a dynamic and forceful communication tool because the user is able to capture a thought or idea in a simple way. Imagery has no language barriers and can often convey universal messages. As a result, as businesses continue to globalize, companies are increasingly using visual content as a means of communicating with a broader customer base.

     The visual content industry supplies visual content to a varied and growing customer base. Visual content can be broadly divided into commissioned imagery and non-commissioned imagery. Users obtain commissioned images by engaging photographers or cinematographers to create an image, often for a single predetermined use. Non-commissioned images, commonly referred to as "stock," are provided by companies that create and maintain collections of selected images which can be licensed for use by different customers and for a variety of purposes.

     We believe that the demand for visual content has grown consistently throughout the twentieth century. This growth can be attributed in part to technological improvements which have made imagery more accessible and the proliferation of both print and television media. Recently, the growth has been accelerated by the use of still images and film footage on the Internet.

    TRADITIONAL ANALOG DISTRIBUTION OF VISUAL CONTENT

     The visual content industry involves the creation, acquisition, storage, distribution and end-use of both still and moving images. Traditionally, images have been captured and distributed in analog or physical form. This requires a lengthy process for the image provider, including the following steps:

     Image Creation Process. The visual content provider determines that demand exists for a particular image and hires or contracts with a photographer and other required personnel to capture the image.

     Production Process. The provider manages the process of developing the film to create the raw imagery and then edits and selects the appropriate image.

     Marketing and Distribution Process. The provider then incorporates the image into appropriate marketing materials, principally catalogs, to make the images available to the market. The provider must also determine which locations are likely to experience the strongest demand for the images in order to make an appropriate number of copies of the image physically available. The images must then be transported to, and stored at, the appropriate places and be readily accessible for customer searches and selection.

     Analog distribution also involves a number of relatively inefficient steps for the customer:

     Selecting the Provider. The visual content industry has historically been comprised of a number of small companies, often focusing on relatively narrow ranges of available images. Consequently, when a customer decides to acquire a particular image, the customer must often select a number of providers to work with in the hopes that one of them will carry the desired image. In fact, for many customers, it has been more time efficient to commission a photographer directly to create the desired image.

     The Image Selection Process. The customer traditionally contacts a sales representative at each selected provider and establishes the relevant parameters for the appropriate image. The representative, in turn, works to research the inventory to determine whether the requested image is available. Because analog images are traditionally stored in physical form, they must be manually searched to determine whether a match exists. If the image is not in the provider's inventory, the provider is unlikely to be able to meet the customer's need. Once the provider has finally located an appropriate image for selection, the image must be shipped to the customer who, in turn, makes a final determination whether to pay for the image.

     The Purchase Process. Once the image has been selected, the customer must indicate how the image will be used, in what type of publication, in which geographic region and the duration of use. Once these parameters are established, the customer and the provider can negotiate a price.

     The visual content industry, established in a purely analog environment, remains fragmented, with a few international providers, a number of regional providers and a large number of small businesses that specialize in a particular content type or geographic area.

    GROWTH OF THE DIGITAL DISTRIBUTION OF VISUAL CONTENT

     Digital image technology is the capturing of an image in a form that can be stored, easily manipulated and quickly retrieved from a computer. While visual content providers continue to create and distribute imagery in the analog format, they are increasingly using digital technology.

The migration toward digital technology has had dramatic implications for improving the process both from a customer and content provider perspective, including:

     Benefits to Customers. Digital technology enables customers to control the entire search process. Customers can perform keyword searches on their own PCs to search the content of an entire collection, with or without the assistance of customer service personnel, and learn the results of their search on a real time basis. Customers are able to download the image immediately, eliminating the need for physical images to be distributed to them for inspection prior to completing the transaction. The purchase parameters can be determined online and customers can be given a price without the traditional negotiation process. As a result, several time consuming steps in the transaction process can be eliminated.

     Benefits to Visual Content Providers. Visual content providers are also realizing a number of efficiencies by shifting to digital technology. The collections of the visual content providers are now immediately accessible to their customers. Content providers no longer need to keep duplicates of each image in offices which may be dispersed worldwide. Instead, the images may be digitally stored on a central server and delivered digitally or printed as needed. A provider can achieve operating efficiencies because the filing, pulling and mailing of physical images has been virtually eliminated. In addition, because increased digital storage and delivery of images can be added cost effectively, there is virtually no limit to the number of images that a single provider can offer. This provides an opportunity to achieve economies of scale by consolidating the widely fragmented visual content industry, thereby leveraging an increased offering of images over a wide range of business and consumer customers.

THE GETTY IMAGES SOLUTION

     We are a leading provider of images to businesses and consumers worldwide. We are pioneering a solution to aggregate and distribute visual content. By aggregating the content of our various leading brands and partnering with third party providers of imagery and other content, we offer a comprehensive and user friendly solution for our customers' imagery and related product needs. We provide high quality, relevant imagery in analog or digital format to creative professionals, press and editorial companies, business users, small offices/home office users and consumers. By leveraging our internally developed search and e-commerce technology, we are able to distribute our broad range of imagery and related products to our customers through multiple channels, including our e-commerce enabled websites. We have content creation and distribution teams located around the world, giving us an established international presence.

     We offer our customers the following benefits:

     Hassle-Free, Comprehensive Solution. Our solution enables our customers to save time and money by providing them with an efficient tool to locate and obtain what they need. While we continue to promote our products through print and CD ROMs, our Internet capabilities provide a more efficient and increasingly popular marketing, sales and distribution medium. We have an internally developed search tool that quickly locates requested images or footage clips available in our collections. By utilizing key words, a customer scans all of the selected brand's digitized collection at once and our search tool quickly produces the most appropriate images. Our customers are able to complete an entire image transaction on the Internet quickly and efficiently, while also benefiting from the support of our full time customer service personnel. Due in part to this streamlined imagery location process, we believe our customers are increasingly utilizing the faster and less expensive non-commissioned photography and footage options and are realizing further cost savings in the process.

     High Quality, Up-to-Date Content. Our comprehensive collection of still images and film footage covers the major categories of the visual content industry, including contemporary images, news and features, sports, celebrity and fine art. In order to increase the breadth of our collection, our estimated 3,200 photographers worldwide, a number of whom have won awards for their work, contribute new imagery. Our digitization capabilities allow us to include new images in our collections immediately and to disseminate those new images to our customers quickly.

     To maintain the quality of our collection and provide our customers with the most up-to-date content, our team of editors continually reviews the latest imagery and focuses on the aesthetic and technical quality of the image, as well as the collection as a whole. When a new trend emerges, we examine our collection to determine if we have an appropriate variety of images covering the trend and, if not, we seek to quickly add new relevant images.

     24x7 Customer Service. Our customers often face imminent deadlines. Many of our customers, particularly in the advertising and news businesses, work late hours or even through the night to meet their deadlines. We satisfy their demands by providing high quality, personalized customer service 24 hours a day, seven days a week through our approximately 375 customer service representatives with broad knowledge of the images in our collection. In addition, we make our consultants, who have expertise in digital image applications, design tools and photo manipulation methodologies, available to our customers. We believe we are also innovative in the development and distribution of image-related products and services that assist our customers with the use and integration of imagery into their workflow. For example, our Business User division offers information and software tools and applications designed to enhance the design ability of its customers.

STRATEGY

     Our objective is to enhance our position as a leader in the visual content industry. We seek to leverage our breadth of content and internally developed technology to provide comprehensive, high quality, up-to-date images to a broad range of business and consumer customers in ways that efficiently meet their needs. Key elements of our strategy include:

     Promote Online Distribution. We have designed our technology to allow us to use the Internet effectively to market and license images to our customers and increase the size of our customer base. We have engaged in marketing campaigns targeted at customers most likely to benefit from moving their image transactions online. We continue systematically to select our most widely used images for digitization. In the first three quarters of 1999, our e-commerce revenues accounted for $43.4 million, or 25.9%, of our total revenues, as compared to $18.8 million, or 13.9%, in the same period of 1998. We will continue to promote online distribution of visual content in order to realize greater cost efficiencies, better meet our customers' needs and provide more efficient customer service.

     Create Vertical Portals for our Key Customer Segments. Our customers fall into the following four segments:

     - creative professionals, including advertising and design agencies and the marketing and communications departments of other businesses;

     - press and editorial, including newspapers, magazines and news-related websites;

     - business users outside the marketing and communications departments of the enterprise; and

     - consumers.

We are consolidating our existing e-commerce-enabled branded websites into vertical portal websites for each segment to simplify the image purchase process. We intend to have each vertical portal focus on addressing the specific needs of its particular customer segment and feature imagery and related products from relevant Getty brands. Our first vertical portal, gettyone, located at www.gettyone.com, will serve the creative professional market. We intend to fully launch the gettyone brand, currently available on a limited basis in beta form, in the first quarter of 2000. Each vertical portal will also feature products from third-party providers. For example, the Bridgeman Art Library, one of the leading providers of fine art imagery worldwide, will appear on gettyone.

     Increase Penetration of the Consumer Marketplace. Through Art.com, we intend to build the leading destination for selecting and purchasing art and art-related products online. We are also using Art.com as a channel to enable our consumers to access the voluminous archival collection of Hulton Getty. Art.com is our point of entry into the consumer market and we are expending significant resources to build consumer awareness about the website with an aggressive print, outdoor and radio advertising campaign in selected metropolitan markets. We will continue to attempt to build traffic to Art.com through new and existing online relationships to reach our targeted demographic audience. We have relationships with AOL, iVillage, Women.com and Yahoo!. Our affiliates program, which links third party websites to Art.com and allows customers to place orders for Art.com products, is another integral part of our plan for growth in the consumer marketplace.

     Maintain Technological Expertise. We will continue to use our growing technological expertise to facilitate the online search, selection, purchase and delivery of imagery from our digital content collections. Our focus will be on enhancing our network expertise and our internally developed keyword search engine. With our increasing emphasis on the Internet, Internet-enabled applications and digital delivery systems, we intend to enable our customers to search for, purchase and download the most relevant images for their projects in the quickest and easiest manner possible. We recently hired a new Chief Technology Officer to oversee these efforts.

     Leverage Strategic Alliances. We will continue to develop and employ strategic alliances to direct traffic to, and increase relevant content on, our branded websites and vertical portals. Our traffic driving alliances include Adobe Systems, Amazon.com, Digimarc, Excite@Home, Intuit, and RealNetworks. We intend to enhance these relationships and pursue new strategic alliances to promote our brand name and increase content and traffic on our websites. In addition to traffic driving relationships, we are actively pursuing alliances with providers of complementary content and services to enhance the breadth and scope of our product offerings.

     Pursue Strategic Acquisitions. We believe that the fragmented nature of the industry provides us with a significant opportunity to continue to aggregate content and increase our customer base. Since 1995, we have acquired a number of businesses, including Tony Stone Images, PhotoDisc, Allsport, Art.com and Eyewire. On September 20, 1999, we entered into an agreement to purchase The Image Bank, a leading provider of contemporary and archival stock photography, film footage and illustrations worldwide. We will continue to target companies that offer: complementary content; a presence in a geographic market where we are under-represented; access to new or complementary technologies standards; or established relationships with customer segments that we have targeted.

PRODUCTS AND SERVICES

     We offer our customers an estimated 30 million still images, an estimated 12,000 hours of film footage and related products through the Internet, CD ROM, catalogs and our international distribution network of company-operated offices in 23 cities and agents and distributors in 51 countries. Our visual content brands are organized into four divisions to serve our major types of customers:
(1) Creative Professional, (2) Press and Editorial, (3) Business User and (4) Consumer.

     The following chart sets forth information regarding the brands, imagery products, marketing efforts and distribution capabilities for each of our four divisions:

-------------------------------------------------------------------------------------------------------------------------
 DIVISIONS      CUSTOMERS        BRANDS           WEBSITE/URL            IMAGERY PRODUCTS        MARKETING
-------------------------------------------------------------------------------------------------------------------------
 CREATIVE       Advertising,     Tony Stone       www.tonystone.com      Contemporary stock      Website, printed cata-
 PROFESSIONAL   graphic design,  Images                                  photography, licensed   logs, direct mail, CD
                marketing and    PhotoDisc        www.photodisc.com      and royalty- free, and  ROM and demonstration
                corporate        Energy Film      www.energyfilm.com     stock film footage      reels
                communications   Library
-------------------------------------------------------------------------------------------------------------------------
 PRESS AND      Newspapers,      Allsport         www.allsport.com       Sports, news and        Website, subscription
 EDITORIAL      magazines,       Liaison Agency   www.liaisonphoto.com   features, celebrity     and customer service
                publishers       Online USA       www.onlineusa.com      and archival
                                 Hulton Getty     www.hultongetty.com    photography
-------------------------------------------------------------------------------------------------------------------------
BUSINESS USER   Design firms,    EyeWire          www.eyewire.com        Royalty-free imagery,   Website and catalogs
                in- house                                                software, typefaces
                creative                                                 and other design
                services                                                 resources
                departments and
                business owners
-------------------------------------------------------------------------------------------------------------------------
 CONSUMER       Individuals      Art.com          www.art.com            Framed and unframed     Traditional and website
                                                                         art and related         advertising, direct
                                                                         products                marketing and affiliates
                                                                                                 program
-------------------------------------------------------------------------------------------------------------------------

    CREATIVE PROFESSIONAL DIVISION

     Our Creative Professional division supplies images to professional image users, such as advertising and design agencies, website designers and corporate communications specialists. Our images cover a wide variety of contemporary subjects including lifestyles, families, business, science, health and beauty, sports, transportation and travel. These customers usually have an idea of the message they are trying to convey and, consequently, are typically looking for a specific conceptual image. Image quality and relevance are important factors in the customers' decision. These customers need to access imagery as part of their everyday working life. Their workflow is becoming increasingly digital, which we believe will spur further demand for our images and services in this market.

     Our Creative Professional division is comprised of three brands:

     Tony Stone Images is a leading worldwide provider of contemporary stock photography and is recognized as being trendy, hip and on the cutting edge of stock photography. Tony Stone Images offers images for licensing on a per-use basis and provides customers with the option to reserve the rights to an image for a particular type of publication, for a specified period of time, in a particular geographic area or in a specific industry. This rights-control system is critical in allowing us to license the same image multiple times, thus maximizing the return per image. Tony Stone Images offers images online at www.tonystone.com.

     PhotoDisc is a pioneer in the development and marketing of digital stock photography, products and electronic delivery of images. Its products are offered on a royalty-free basis, which allows customers to pay a one-time fee to use an image on a perpetual, non-exclusive basis for almost any purpose. PhotoDisc offers all of its images online at www.photodisc.com.

     Energy Film Library is an international provider of stock film footage to the advertising, television, feature film, video corporate communications and new media markets. Energy Film Library offers moving images online at www.energyfilm.com.

     Image Creation and Editing

     We continue systematically to select our most widely used images for digitization. Tony Stone Images and PhotoDisc are fully e-commerce enabled and are rapidly migrating their businesses to an entirely web-based model. All of the digitized images of these brands are available for search, selection and immediate download from their respective websites 24 hours a day, seven days a week. Energy Film Library maintains and licenses a growing library of an estimated 12,000 hours of commercially desirable cinematography covering a broad range of contemporary and archival subject matter.

     We have creative teams in London, Los Angeles, Munich, Paris, Seattle and New York that analyze customer requests and buying behavior and perform research in key markets in order to target and source images. Our Creative Professional division has an estimated 1,800 active contributing photographers, including highly respected, internationally renowned professional photographers representing a variety of styles, specialties and backgrounds. The Energy Film Library offers a breadth of imagery and high resolution content, which is cataloged on computer for quick access and retrieval in film, tape and digital formats. Energy Film Library represents imagery from an estimated 400 cinematographers and film producers.

     Marketing

     We reach our creative professional customers through a diverse set of marketing channels. We believe that these channels create brand awareness and, in many cases, act as sales tools in the selection of image products for license. We also serve our international markets by producing localized marketing materials where appropriate.

     Online Marketing. Our websites act as marketing tools as well as sales tools, making the images of each collection available for research and selection online. For example, we provide imagery to Amazon.com for its electronic greeting cards.

     Printed Catalogs and Direct Mail. We use catalogs to market the contemporary photography of Tony Stone Images and PhotoDisc. We believe that our catalog quality contributes to our strong reputation. These catalogs are also used to promote our websites as well as our other product offerings.

     CD ROM and Demonstration Reels. Several of our brands, including PhotoDisc and Tony Stone Images, produce CD ROM catalogs, which enable customers to select from a wide range of images on-screen and, in some cases, provide direct links to the corresponding website. Energy Film Library markets our film footage through demonstration reels sent directly to our existing and potential customers. These demonstration reels contain samples of available footage.

     Distribution

     While we are focused on directing our creative professional customers to the e-commerce environment, we continue to support and serve our customers who wish to receive our branded content products through traditional analog means, which involves the physical distribution of imagery on duplicate transparencies. In many instances, we serve customers through a combination of e-commerce and more traditional methods of customer service.

     Digital Distribution. We are actively promoting digital distribution of imagery and related products and services through the Internet. We believe this offers our customers advantages in terms of convenience, speed and cost efficiency, and enables us to achieve greater economies of scale. PhotoDisc has been an industry leader for Internet delivery of imagery since 1995, and we have leveraged this expertise to develop a successful e-commerce business for Tony Stone Images.

     Traditional Analog Distribution. We also market images through our broad international distribution network of company-operated offices and agents and distributions in approximately 140 locations in 51 countries. We believe that control of our outlets results in more focused marketing activities and better brand maintenance. A direct sales force and key account management team targets advertising, publishing and communications companies, as well as other high volume users of images. Our direct sales force focuses on reaching image purchasers who are generally responsible for large order purchases. In order to assist our customers in using the images they license, our sales force includes technical support staff and training personnel who provide assistance both before and after the sale. These consultants have expertise in digital image applications, design tools and photo manipulation methodologies. Customer service and technical support for Tony Stone Images and PhotoDisc are based in Seattle.

    PRESS AND EDITORIAL DIVISION

     Our Press and Editorial division supplies images to a customer base of professional image users who are involved in the publication of newspapers, books and magazines, both online and in traditional media, as well as the production of documentaries, and other editorial media. The imagery that is provided by this division ranges from contemporary news, celebrity and feature material, and sports imagery, to archival imagery covering major political, social and sporting events since the beginning of photography in the early nineteenth century. The customers specifically addressed by the Press and Editorial division are looking for imagery that conveys information to illustrate the story they are covering and often require the imagery to be delivered rapidly after the event has occurred.

     The Press and Editorial division has four key brands:

     Allsport is a leading agency providing sports photography worldwide, with an archive of an estimated five million still images from sporting events around the world dating from 1896, and includes visual content that is both specialist and generalist, most of which is wholly owned by Allsport. Allsport is a commissioned photographer for the International Olympic Committee and the U.S. Olympic Committee marketing partners, Major League Baseball, Major League Soccer and the WTA Tour. Allsport adds an estimated 6,000 still images on average per week to its portfolio, and has approximately 45 contributing photographers. Allsport offers images online at www.allsport.com.

     Liaison Agency is a news and reportage agency that serves North America. Liaison Agency receives material from an estimated 800 photographers worldwide and its library contains photographs covering the major events, personalities and entertainment of the last 30 years. Since 1986, images accepted by the agency have been indexed using key words, creating one of the largest databases in the industry. Liaison Agency offers images online at www.liaisonphoto.com.

     Online USA is a Los Angeles-based agency specializing in the sourcing and distribution of North American celebrity imagery over the Internet. The agency was founded in 1994 as a purely digital business. Online USA offers images online at www.onlineusa.com.

     Hulton Getty is one of the largest privately owned collections of archival photography in the world, consisting of an estimated 300 separate collections totaling an estimated 18 million still images. The imagery has been collected from all over the world and consists of significant events, people and places from the nineteenth and twentieth centuries, and vintage prints by renowned photographers such as Man Ray, Bill Brandt, Alfred Eisenstadt and Robert Capa. Hulton Getty offers images online at www.hultongetty.com.

     Image Creation and Editing

     The ability to source imagery from events taking place as they occur and make them immediately available to customers is critical to the success of the Press and Editorial division. To this end, we have production hubs in New York, Los Angeles, London and Sydney to which photographers can submit imagery at any time. The Press and Editorial division employs approximately 50 staff photographers and has contractual relationships with an estimated 1,000 additional photographers. In addition to topics that we believe will be of interest perennially, we seek to identify upcoming events that will generate demand for particular archival images. We also offer in-depth research services for more extensive projects that our customers may have or imagery they may require immediately.

     We digitize thousands of images on average per week and make them available through a proprietary online subscription service and over the Internet. By using digital cameras, we are able to have some new images online within fifteen minutes of creation from major events such as The World Series or The Academy Awards. In addition, we continually review our existing analog collections and select imagery for digitization, which we anticipate will be requested by customers.

     Marketing

     The Press and Editorial division markets our branded imagery primarily through printed catalogs and websites.

     Allsport, Online USA and Liaison Agency regularly provide a summary of the latest breaking stories to their respective websites where customers can see available imagery. These websites are currently being enhanced to offer a unified digital source for the direct purchase and download of imagery. In addition to these websites, we proactively approach our customers to inform them of the stories that are available for purchase and seek to develop close relationships between our customer service representatives and our customers. We offer a subscription service to the customers in the Press and Editorial division, providing them with relevant material. Finally, Liaison Agency markets its assignment photography business via a website which enables customers to view the work of photographers and to contact the agency on-line to arrange assignments.

     Distribution

     The Press and Editorial division distributes imagery by a variety of means. It uses online distribution methods, including the Internet, an ISDN Point-to-Point network, the Photo Stream satellite network maintained by the Associated Press, and a number of other third-party provided digital transmission methods. In addition, the division leverages our international network of offices and agents to ensure prompt and convenient support service to the transmission systems and to provide access to physical duplicate transparencies to customers that prefer to receive imagery in this fashion.

     BUSINESS USER DIVISION

     Our Business User division supplies imagery to the business user and small office, home office, or SOHO, markets. The Business User division currently has one key brand, EyeWire, which is one of the largest providers of royalty-free imagery to business users and SOHO customers. In addition, EyeWire offers related content and services which allow customers to produce professional quality work product incorporating imagery, typefaces and other design elements. EyeWire's non-imagery products include productivity-enhancing visual and audio content, online software tools and design resources.

     Image Creation and Other Products

     The Business User division sources new imagery from third party vendors and produces its own branded content through independent photographers and image suppliers. This division has relationships with third-party vendors to distribute products such as typefaces, software applications, audio products and illustrations which are complementary to the core image offering. The vendors typically provide new products to EyeWire as they are released on the market. Our Business User division currently has relationships with companies such as Adobe Systems, Digital Vision and Pantone.

     Marketing

     The Business User division's marketing efforts are focused on the award-winning EyeWire catalog and the EyeWire website, at www.eyewire.com.

     EyeWire Catalog. Each month, EyeWire distributes an average of 750,000 sales catalogs worldwide. EyeWire has distributed approximately 47 million of its catalogs to date. The EyeWire catalog has won numerous awards and offers products from many leading brands.

     Online Marketing. EyeWire also offers its products through its website. EyeWire adds an estimated average of 5,000 new pieces of content to the Internet each month. EyeWire has strategic alliances with DemoRoom.com, Earthlink, ImageX.com, Pantone Color Systems, Printonthenet.com and RealNetworks. These alliances involve an exchange of service, cross-promotion and cross-marketing activities focused on mutual business development. For example, in connection with the Earthlink alliance, EyeWire, as Earthlink's featured image provider, provides images to Earthlink for use by its customers in building personal websites.

     Distribution

     The Business User division delivers its content predominantly through the Internet. Catalog orders are processed and distributed through a centrally located fulfillment center.

    CONSUMER DIVISION

     The Consumer division currently consists of Art.com, a leading provider of framed and unframed art and art-related products on the Internet. Art.com's monthly feature galleries and My Gallery, a personal gallery that can be created, saved and shared, allow users to browse for appropriate prints for their needs and budgets.

     Art.com's website features proprietary technology that allows customers to visualize an estimated one billion custom matting and framing combinations for their selected print on-screen before purchasing. It offers a number of services such as the ArtClique Savers Club, which offers consumers discounts and special offers, art-care tips with every purchase, monthly feature galleries, and My Gallery. Art.com also offers Art Print Index (www.artprintindex.com) for sourcing and buying prints on a wholesale basis.

     Image Creation and Selection

     Art.com has an estimated 57,000 images online, including works by artists such as Monet, van Gogh and Picasso, and photographers such as Herb Ritts and Robert Mapplethorpe. This imagery is secured from third-party owners and publishers of imagery. The imagery that is created and owned by other Getty brands can be leveraged into products offered through Art.com. For example, we have created a Hulton Getty gallery on the Art.com website.

     Marketing

     Traditional Advertising. We launched an aggressive advertising campaign for Art.com in September 1999 and plan to build the brand through outdoor advertising, free postcard advertisements, radio advertisements and advertisements in newspapers and magazines that target the art community. We believe this ongoing advertising program will facilitate the growth of the brand, increase its name recognition and direct new customers to its online store. In addition, we plan to direct traffic to the Art.com website through new and existing marketing and business development relationships designed to reach our targeted customers on a regular basis. Art.com has existing relationships with companies such as Discover and Merrill Lynch.

     Online Advertising. We use online sales and marketing techniques to increase Art.com brand recognition and direct traffic to its website. We purchase banner advertising on search engine websites and Internet directories. In certain cases, when a user searches for information relating to certain keywords (such as "impressionism") as well as the names of artists, an Art.com link will automatically be displayed. We currently have Art.com advertisements on AOL, iVillage, Women.com and Yahoo!, among others.

     Direct Marketing. We believe the Internet provides additional opportunities for direct marketing. We are exploring direct marketing opportunities such as gallery customization to present each customer with a customized art assortment based on that customer's historic purchasing patterns. Through Art.com, we make customized offers such as an e-mail newsletter that includes purchase recommendations based on demonstrated customer preferences or prior purchases.

     Affiliates Program. We believe the affiliates program, with an estimated 13,000 participants, increases Art.com's market presence by allowing affiliate websites to offer art to their customers for which Art.com ultimately provides fulfillment. The affiliate embeds a hyperlink to Art.com's website that automatically connects the customer to the Art.com online store where the affiliate's customer may place an order. Under these arrangements, we pay the affiliate a small percentage of the sales they generate.

    Distribution

     Imagery is made available for search, selection and purchase on the Art.com website, where customers can choose the format and style that they desire their images to be delivered. Once the image has been selected, we fulfill the order in our dedicated facility. We customize product configurations as specified by the customer and generally ship within 24 hours. We are currently developing digital printing capacity at Art.com which we believe will enable us to produce digital prints of archive quality to sizes that can be dictated by the customer. We believe this will allow us to make more images available on the website without having to increase the level of print inventory. We intend to make our digital printing capacity available in the fourth quarter of 1999.

OPERATIONS AND TECHNOLOGY

     We have implemented a broad range of technology, systems and services for the search, selection, purchase, and download of digital content. These systems span multiple operational activities, including customer interaction, transaction processing, order fulfillment, invoicing, and customer relationship management. We use a set of software applications for:

     - categorizing digital content and embedding appropriate keywords and search data (metadata);

     - searching large information databases (across languages and linguistic context);

     - presenting detailed information related to specific digital content elements;

     - managing the online e-commerce transactions for the purchase of digital content;

     - managing the invoice generation and accounts receivable from customers;

     - facilitating the communications between internal staff and customers, suppliers, and partners; and

     - tracking a broad range of intellectual property rights and permissions.

     These services and systems use a combination of our proprietary technologies and commercially available, licensed technologies. We focus our internal development efforts on creating and enhancing the specialized, proprietary software that is unique to our business. We intend to continue to investigate, qualify, and develop technology and internal systems that support key areas of our business to enhance the online and offline experience for our customers. In particular, we are expending resources on creating a flexible infrastructure that will facilitate the sale and distribution of third-party digital content through our online e-commerce systems.

     Our image search, image selection, licensing rights management, customer interaction, order collection, fulfillment and back-end systems are proprietary. Our online platform architecture is primarily based on Microsoft NT SiteServer. These systems were designed to provide reliable e-commerce connectivity and responsive online customer interaction. Our systems infrastructure is hosted internally at multiple locations and externally at InterNAP. Both internal and external hosting centers provide 24 hour monitoring, power generators and multiple back up systems.

COMPETITION

     The visual content industry is highly competitive. We believe that the principal competitive factors are name recognition, company reputation, the quality, relevance and diversity of the images, the quality of contributing photographers and cinematographers under contract with a company, effective use of developing technology, customer service, pricing, accessibility of imagery, distribution capability and speed of fulfillment. Our current or potential competitors include:

     - other large visual content providers such as Visual Communications Group and Corbis Corporation;

     - specialized visual content companies that are well established in their local, content or product specific markets;

     - consumer oriented websites for art and related products; and

     - commissioned photographers.

     In addition to competitors and competitive factors applicable to the visual content industry as a whole, our individual brands are subject to the following competitors and competitive factors:

     Tony Stone Images competes principally with one international competitor, Visual Communications Group.

     Hulton Getty competes with specialized archival collections and regional stock photography companies with archival content in their collections, including the Bettman Archive, owned by Corbis, and other privately owned and public domain collections.

     Liaison Agency competes in the U.S. news and reportage industry with a number of companies that produce and distribute similar material.

     Energy Film Library competes with smaller specialized film footage providers.

     PhotoDisc and EyeWire compete with other royalty-free stock photography offerings, including Digital Vision and Corbis.

     Allsport competes with Reuters and Associated Press for news wire coverage of sports events.

     Art.com competes with a number of online providers of prints and posters as well as traditional art providers.

                                   MANAGEMENT

     Set forth below is certain information, as of September 30, 1999, with respect to those individuals who serve as members of our Board of Directors or as our executive officers.

                 NAME                   AGE                  POSITION
                 ----                   ---                  --------
Mark H. Getty.........................  39    Co-Founder, Executive Chairman and
                                              Director
Jonathan D. Klein.....................  39    Co-Founder, Chief Executive Officer
                                              and Director
Christopher J. Roling.................  38    Senior Vice President, Finance, Chief
                                              Financial Officer and Secretary
A.D. "Bud" Albers.....................  35    Chief Technology Officer
Andrew Duncomb........................  33    Vice President, Developing Markets and
                                              Senior Vice President, Creative
                                              Professional Division
Nicholas Evans-Lombe..................  33    Senior Vice President, Strategy and
                                              Corporate Development
John Gonzalez.........................  38    Vice President, Strategic Relations
John Hallberg.........................  42    Senior Vice President, Creative
                                              Professional Division
William Lederer.......................  38    President of Art.com
Suzanne L. Page.......................  32    Vice President, General Counsel and
                                              Assistant Secretary
Stephen M. Powell.....................  47    President, Getty Images Editorial and
                                              Press Division
Sally von Bargen......................  50    President, Getty Images Creative
                                              Professional Division
Bradley Zumwalt.......................  33    Senior Vice President of Business User
                                              Division and President of EyeWire
James N. Bailey.......................  52    Director
Andrew S. Garb........................  57    Director
Christopher H. Sporborg...............  60    Director
Anthony Stone.........................  67    Director
Mark Torrance.........................  53    Non-Executive Vice Chairman and
                                              Director

     Set forth below is a description of the backgrounds of those individuals who serve as members of our Board of Directors or executive officers. Our officers are elected by the Board of Directors and hold their office until their respective successors are duly elected and qualified.

     Mark H. Getty is a co-founder of Getty Images and has been our Executive Chairman since September 1998 and has been a director since February 1998. Mr. Getty served as co-chairman and director from February 1998 until September 1998. He served as Executive Chairman and a director of Getty Communications plc, our predecessor, from April 1996 to February 1998. From March 1995 to April 1996, Mr. Getty served as the Joint Chairman of Getty Communications plc. In 1993, Mr. Getty co-founded Getty Investment Holdings L.L.C. and from 1993 to 1995, together with Mr. Klein, formulated and implemented its strategy. From 1990 to 1993, Mr. Getty worked at Hambros Bank Limited. Mr. Getty serves on the board of directors of The Conservation Corporation and is Chairman of Getty Investments L.L.C.

     Jonathan D. Klein is a co-founder of Getty Images and has been our Chief Executive Officer and a director since February 1998. Mr. Klein served as Chief Executive Officer and a director of Getty Communications plc from April 1996 to February 1998. From March 1995 to April 1996,

Mr. Klein served as the Joint Chairman of Getty Communications plc. In 1993, Mr. Klein co-founded Getty Investment Holdings L.L.C. and from 1993 to 1995, together with Mr. Getty, formulated and implemented its strategy. From 1983 to 1993, Mr. Klein held various positions at ]Hambros Bank Limited and was a director from 1989 to 1998. Mr. Klein serves on the board of Getty Investments L.L.C. and The Conservation Corporation.

     Christopher J. Roling has been our Senior Vice President, Finance, Chief Financial Officer and Secretary since January 1999. Prior to joining us, Mr. Roling served as Chief Financial Officer of The Kellogg Company for its Europe, Africa and Middle East regions from August 1996 to January 1999. From May 1995 to August 1996, Mr. Roling served as the Vice President of International Business Development for R.J. Reynolds International and from 1993 to May 1995 served as the Chief Financial Officer for Northern Europe of Pepsico International.

     A. D. "Bud" Albers has been our Chief Technology Officer since October 1999. Prior to joining us, Mr. Albers was responsible for global technology strategies and architectures, as well as enterprise applications for Monsanto Corporation from November 1997 to October 1999. From April 1996 through November 1997, he was the subsidiary Vice President responsible for the technology, product management and professional services functions for Ameritech's Electronic Commerce Products Group. Mr. Albers held senior roles as Vice President of Advanced Research and Development and Vice President of Operations for NxTrend Technologies from May 1992 through April 1996.

     Andrew Duncomb has been Vice President, Developing Markets and Senior Vice President, Creative Professional Division since July 1999 and Managing Director of Tony Stone Images Rest of the World since October 1998. Mr. Duncomb served as President of Tony Stone Images/ Hulton Getty Americas from 1997 until October 1998. Mr. Duncomb joined Tony Stone Images in 1990 and became Vice President of Sales of Tony Stone Images/New York in 1994 before returning to London in 1995 to manage Getty Communications' network of licensees throughout Europe, Asia and Japan. In 1996, he was Managing Director of Getty Communications plc's newly-acquired film footage division in North America.

     Nicholas Evans-Lombe has been our Senior Vice President, Strategy and Corporate Development since February 1998 and served as the Director of Strategy and Corporate Development of Getty Communications plc from 1996 to February 1998. Prior to joining Getty Communications plc in 1996, Mr. Evans-Lombe held various positions in the corporate finance division at Hambros Bank Limited from 1989 to December 1995. At Getty Communications plc and Getty Images, he has been involved with strategy, business development and acquisitions.

     John Gonzalez has been our Vice President, Strategic Relations since March 1999. Prior to joining us, he was responsible for business development at Creativepro.com (formerly Extensis Corporation) from October 1997 through February 1999. From October 1993 to October 1997, Mr. Gonzalez managed various strategic and business planning functions at InFocus Systems, Sequent Computer Systems and Now Software.

     John Hallberg has been Vice President, Creative Division -- Americas and Senior Vice President, Creative Professional Division since July 1999 and President of Tony Stone Images North America since October 1998. From September 1996 to October 1998, Mr. Hallberg served as Senior Vice President of Worldwide Marketing for Encyclopedia Britannica. From January 1995 until September 1996, he served as Senior Vice President of Client Services for Information Resources, Inc. Prior to that time, he held various positions at General Mills.

     William Lederer founded Art.com in 1997 and has been its Chief Executive Officer since its inception. From 1993 until May 1999, Mr. Lederer was the President of the Lederer Sales Group, an art company. Prior to that time, he served as an analyst, financial manager and vice president-research for various firms. Mr. Lederer also founded Minotaur Capital Management and its fund, Minotaur Partners, L.P., and is a Governor of the School of Art Institute in Chicago.

     Suzanne L. Page joined Getty Images in December 1998 and is Vice President, General Counsel and Assistant Secretary. Prior to joining us, Ms. Page was associated with the law firm of Seyfarth, Shaw, Fairweather & Geraldson from October 1995 through July 1998 and before that the law firm of Hinshaw & Culbertson.

     Stephen M. Powell is the President of our Press and Editorial Division. Prior to that Mr. Powell served as the Chief Executive Officer of Allsport Photographic plc. Mr. Powell helped establish Allsport Photographic plc in 1971, which we acquired in February 1998.

     Sally von Bargen is the President of our Creative Professional Division. Ms. von Bargen served as President of PhotoDisc, Inc. since February 1998 and served as its Senior Vice President of Sales and Service from March 1997 to February 1998. Ms. von Bargen served as a director of PhotoDisc, Inc. from 1992 to August 1996, and as an advisor and consultant to the chief executive officer and president from September 1995 to March 1997. She was also a senior management consultant with Satellite Market Resources from December 1993 to December 1995.

     Bradley Zumwalt has been Senior Vice President of our Business User division since August 1999. He founded EyeWire in 1998 and continues to serve as its Chief Executive Officer and President. From 1994 to 1998, Mr. Zumwalt was a Vice President of Adobe Systems and was responsible for Adobe's visual content business worldwide. Prior to that time, Mr. Zumwalt held executive level sales and marketing positions at Aldus Corporation and Image Club Graphics.

     James N. Bailey has been a director since February 1998 and served as a director of Getty Communications plc from September 1996 to February 1998. Mr. Bailey is a founder of Cambridge Associates, Inc., an investment consulting firm, and has served as its President since its inception in May 1973. He also serves on the board of directors of The Plymouth Rock Company, SRB Corporation, Inc., Direct Response Corporation, Coolidge Investment Company Inc., Homeowners Direct Company and a number of not-for-profit organizations, including the New England Aquarium.

     Andrew S. Garb has been a director since February 1998 and served as director of Getty Communications plc from May 1996 to February 1998. Mr. Garb also has served as a director of Getty Investments L.L.C. and its predecessor, Getty Investment Holdings L.L.C., since 1993. Mr. Garb is a partner with Loeb & Loeb, L.L.P., a U.S. based law firm, and was the firm's managing partner from 1986 to 1992.

     Christopher H. Sporborg has been a director since February 1998 and served as a director of Getty Communications plc from May 1996 to February 1998. From its inception in 1993 until April 1996, he served as a Chairman of Getty Investment Holdings L.L.C. Mr. Sporborg held various positions at Hambros Bank Limited from 1962 to 1998, including deputy chairman of Hambros PLC. Among other positions, Mr. Sporborg is founder and Chairman of Hambros Countrywide Assured PLC, Hambros Insurance Services Group PLC and Atlas Copco PLC; Deputy Chairman of CE Health PLC; and a director of Trade Indemnity PLC.

     Anthony Stone has been a director since February 1998 and served as a director of Getty Communications plc from March 1995 to February 1998. Mr. Stone, the founder of Tony Stone Images, served as Chairman and Managing Director of Tony Stone Images from 1969 to 1992. From 1992 until the acquisition of Tony Stone Images by Getty Communications plc in March 1995, he served as its Chairman.

     Mark Torrance has been our non-executive Vice Chairman since September 1998 and a director since February 1998. From February 1998 until September 1998, Mr. Torrance served as our Co-Chairman. Mr. Torrance co-founded PhotoDisc, Inc. in 1992 and served as its Chairman of the Board and Chief Executive Officer from 1992 to February 1998. Prior to founding PhotoDisc, Inc., Mr. Torrance served as President of Muzak, Inc. from 1985 to 1987, and as President of Yesco from 1972 to 1985, both of which are foreground music distribution companies.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding compensation paid or earned for all services rendered to Getty Images or Getty Communications plc in all capacities during the fiscal years ended December 31, 1998, 1997 and 1996, respectively, by our chief executive officer, our four other most highly compensated executive officers and additional officers for whom disclosures would have been provided but for the fact that the individuals were not serving as executive officers at the end of the last completed fiscal year, whose total annual salary and bonus exceeded $100,000, based on salary and bonuses earned during the fiscal years ended December 31, 1998, 1997 and 1996, respectively (collectively, the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE(1)

                                                                LONG TERM
                                                               COMPENSATION
                                                               ------------
                                      ANNUAL COMPENSATION       SECURITIES
                                    -----------------------     UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR   SALARY(6)   BONUS(6)(7)     OPTIONS(#)    COMPENSATION(8)
---------------------------  ----   ---------   -----------    ------------   ---------------
Jonathan D. Klein..........  1998   $356,982     $224,750        675,000        $   79,832(9)
Chief Executive Officer      1997    228,831      156,875             --            16,573
                             1996    167,343       20,288        923,985            13,468
Mark H. Getty..............  1998    303,129      245,000        675,000            79,832(9)
  Executive Chairman         1997    228,831      155,018             --            13,965
                             1996    187,206       20,288        923,985            14,242
Mark Torrance(2)...........  1998    248,183       73,333        550,000         1,101,390(10)
  Non-Executive Vice
     Chairman
Stephen M. Powell(3).......  1998    213,628       14,429(11)          0            35,295(12)
  CEO, Allsport
  Photographic plc
Michel Bernard(4)..........  1998    225,000       40,000         25,000            43,296(13)
  CEO, Liaison Agency Inc.   1997     75,000            0         23,998            26,340(14)
Sally von Bargen(5)........  1998    187,789       57,000         65,000             7,331(15)
  President, PhotoDisc,
  Inc.

---------------
 (1) The cash compensation paid to certain of the Named Executive Officers was paid in pounds sterling and has been converted into U.S. dollars on an annual average basis. The exchange rates in U.S. dollars per pound sterling based on the average of the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York in effect on each day for the years ended December 31, 1998, 1997 and 1996 were $1.66, $1.64 and $1.56, respectively.

 (2) Mr. Torrance became an executive officer on February 9, 1998 in connection with our acquisition of PhotoDisc. Mr. Torrance's employment with us ended on September 25, 1998; he continues to serve as non-executive Vice Chairman of the Board.

 (3) Mr. Powell became an executive officer on February 10, 1998 in connection with our acquisition of Allsport.

 (4) Mr. Bernard became an executive officer on March 14, 1997 in connection with our acquisition of Liaison Agency. He retired from his position in October 1999.

 (5) Ms. von Bargen became an executive officer on February 9, 1998 in connection with our acquisition of PhotoDisc.

 (6) The salary and bonus information included herein for 1996 and 1997 relates to salaries and bonuses paid to Messrs. Klein, Getty and Bernard as employees of Getty Communications plc.

 (7) The amounts disclosed in the bonus column were awarded under the Getty Communications plc Executive Bonus Plan for the years ended December 31, 1996 and December 31, 1997, respectively, and under our Executive Bonus Plan for the year ended December 31, 1998.

 (8) The amounts disclosed in this column include contributions under our and our subsidiaries' 401(k) and other defined contribution plans and other miscellaneous benefits as described in the footnotes below. For the years ended December 31, 1996 and December 31, 1997, respectively, the amounts relate to other compensation received as employees of Getty Communications plc.

 (9) Represents 20% of base salary paid in lieu of an employee benefit plan contribution, motor vehicle allowance of $13,156 and $332 for mobile phone expenses.

(10) Represents $1,090,833 for severance payments, $2,384 for 401(k) contributions, $4,581 for health and life insurance premiums, $1,530 for parking and $2,062 for mobile phone expenses.

(11) Includes a $14,095 bonus payment by Allsport for services rendered in 1998 from the Allsport bonus scheme.

(12) Represents $22,181 for defined contribution plan contributions, $12,782 for car payments and $332 for mobile phone expenses.

(13) Represents $2,325 for 401(k) contributions, $23,773 for health, life and disability insurance premiums, $11,797 for automobile lease and parking expenses and $5,401 for mobile phone expenses.

(14) Represents $15,321 for health, life and disability insurance premiums, $7,552 for automobile lease and parking expense and $3,467 for mobile phone expenses.

(15) Represents $1,610 for 401(k) contributions, $5,691 for health and life insurance premiums and $30 for mobile phone expenses.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. After giving effect to the offering, based on shares outstanding as of September 30, 1999, there will be 41,654,192 outstanding shares of our common stock, or 42,554,192 shares if the U.S. underwriters exercise their over-allotment option in full. No shares of preferred stock are currently outstanding or will be outstanding immediately after the offering.

     The following is a summary description of our capital stock. Our bylaws and our amended and restated certificate of incorporation, as amended, provide further information about our capital stock.

COMMON STOCK

     Each holder of our common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, each holder of our common stock is entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, each holder of our common stock is entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of the holders of any class of preferred stock then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of the class or series, without the approval of our stockholders. The authority of our board of directors to issue preferred stock without approval of our stockholders may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

NON-VOTING PREFERRED STOCK OF GETTY SUBSIDIARY EXCHANGEABLE FOR COMMON STOCK

     In connection with our acquisition of EyeWire, pursuant to a Combination Agreement dated August 5, 1999, the former stockholders of EyeWire received an aggregate of 1,561,010 exchangeable non-voting shares of 3032097 Nova Scotia Limited, a wholly owned Nova Scotia subsidiary we formed to complete the EyeWire acquisition. Each exchangeable share is exchangeable for one share of our common stock. We have an effective shelf registration statement in place with respect to the resale of the common stock by such former EyeWire stockholders. The former stockholders of EyeWire must exchange their exchangeable shares into the shares of our common stock before they can sell shares under the shelf registration statement.

CONVERTIBLE SUBORDINATED NOTES

     In May 1998, we issued $75.0 million of our 4.75% convertible subordinated notes due 2003, which are convertible into 2,600,000 shares of our common stock at a conversion price of approximately $28.51 per share, subject to adjustments in certain circumstances.

     The notes are convertible into common stock at any time, unless previously redeemed or repurchased. The notes will mature on June 1, 2003, unless previously redeemed or repurchased. The notes are not redeemable prior to June 1, 2001. On or after June 1, 2001, at our option, the notes are redeemable on at least 20 days' notice, in whole or in part, with accrued and unpaid interest and applicable premium.

     The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness.

     In the event of a change of control, each holder of the notes has the right to require us to repurchase all or any portion of such holder's notes at 100% of the principal amount thereof, plus accrued and unpaid interest. These rights may have the effect of delaying, deferring or preventing a change in control of our company.

REGISTRATION RIGHTS

     The holders of approximately 20,800,000 shares of common stock, or their permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. The 1,579,353 shares of common stock to be issued pursuant to the Getty Investments stock subscription will also be entitled to certain registration rights. Under the terms of the agreements between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include their shares of common stock therein. Additionally, certain of these holders have demand registration rights with respect to their shares of common stock, and we are required to use our reasonable best efforts to effect the registration if such holders exercise those rights. All of these registration rights are subject to conditions and limitations, including the right of the lead underwriters of an offering to limit the number of shares included in the registration. The holders of approximately 15,000,000 shares of our common stock have agreed not to exercise their registration rights during the period ending 90 days after the date of this prospectus pursuant to lock-up agreements executed in connection with this offering.

     We are required to pay most of the costs incurred in connection with any registration of these shares, excluding underwriting discounts and commissions and any stamp or transfer tax or duty. The registration rights described above could result in substantial future expenses and adversely affect any future equity or debt offering.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND OUR BYLAWS

    SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 generally provides that a stockholder acquiring more than 15%, but less than 85%, of the outstanding voting stock of a corporation subject to Section 203 may not engage in a "business combination," as defined in Section 203, with the corporation for a period of three years from the date on which that stockholder became an "interested stockholder," as defined in Section 203, unless:

     - prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the stockholder became an interested stockholder; or

     - the business combination is approved by the board of directors of the corporation and authorized by the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

     A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with its affiliates, owns, or within three years prior to the determination of the interested stockholder status, did own, 15% or more of the voting stock of the corporation. Section 203 could prohibit or delay a merger or other takeover or change of control transaction with respect to our company and, accordingly, may discourage actions that could result in a premium over the market price for the shares held by our stockholders.

    ISSUANCE OF PREFERRED STOCK

     Our board of directors is authorized to issue 5,000,000 shares of preferred stock and determine the powers, preferences and special rights of any unissued series of preferred stock, including voting rights, dividend rights, terms of redemption, conversion rights and the designation of any such series, without the approval of our stockholders. As a result, our board of directors could issue preferred stock quickly and easily, which could adversely affect the rights of holders of our common stock. Our board of directors could issue the preferred stock with terms calculated to delay or prevent a change in control or make removal of management more difficult.

    CLASSIFICATION OF OUR BOARD OF DIRECTORS

     Our amended and restated certificate of incorporation provides that our board of directors shall consist of up to ten directors and be divided into three classes. The directors in each class will serve three-year terms, with one class being elected each year by our stockholders. The term of the Class III directors (two directors) will expire at the annual meeting of our stockholders to be held in 2000; the term of the Class I directors (three directors) will expire at the annual meeting of our stockholders to be held in 2001; and the term of the Class II directors (two directors) will expire at the annual meeting of our stockholders to be held in 2002. At each annual meeting of our stockholders, the successors to directors whose terms will then expire will be elected to serve for a three-year term. Because this system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of our company and may maintain the incumbency of the board of directors.

    STOCKHOLDER ACTION; SPECIAL MEETINGS OF STOCKHOLDERS

     Our bylaws provide that our stockholders may not take action by written consent, and can only take action at a duly called annual or special meeting of our stockholders. Our bylaws further provide that, unless otherwise prescribed by statute or by our amended and restated certificate of incorporation, special meetings of our stockholders may only be called by the Chairman of the Board, the President or the Secretary of our company, at the written request of at least two-thirds of the entire board of directors or the record holders of at least a majority of the outstanding shares of our common stock. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy contests. Such provisions could have the effect of discouraging others from making tender offers for our shares.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our amended and restated certificate of incorporation provides that, except to the extent prohibited by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. Under Delaware law, the directors have a fiduciary duty to us that is not eliminated by this provision of our amended and restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or that involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors' responsibilities under any other law, such as the federal securities law.

     Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - arising under Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

     Delaware law provides further that the indemnification permitted by that law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's bylaws, an agreement, a vote of stockholders or otherwise. Our amended and restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was an employee, director or officer of our company or is or was serving at our request as an employee, director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     We have entered into indemnification agreements to indemnify our directors and certain officers, in addition to the indemnification provided in our bylaws and amended and restated certificate of incorporation. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. Our bylaws and amended and restated certificate of incorporation also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is The Bank of New York.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders.

     A "Non-U.S. Holder" is generally an individual, corporation, estate or trust other than:

     - an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

     - a corporation created or organized in the United States or under the laws of the United States or of any subdivision thereof;

     - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

     - a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

     The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. The following summary is for general information and applies only to Non-U.S. Holders that hold our common stock as a capital asset. In addition, this discussion does not apply to persons holding our shares through a partnership or other pass-through entity. If you are a Non-U.S. Holder, you should consult a tax advisor on the U.S. federal tax consequences of holding and disposing of our common stock with respect to your particular circumstances, for example, if you are a former citizen or resident of the United States, as well as any tax consequences under the laws of any U.S. state or local or non-U.S. taxing jurisdiction.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate that an applicable income tax treaty may specify. Non-U.S. Holders should consult their tax advisors on their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate IRS form with the withholding agent. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate that an applicable income tax treaty may specify.

     Dividends paid prior to January 1, 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of an income tax treaty rate. For dividends paid after December 31, 2000, a Non-U.S. Holder of common stock that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

     - the gain is effectively connected with a U.S. trade or business, in which case the branch profits tax may also apply to a corporate Non-U.S. Holder;

     - the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements;

     - the Non-U.S. Holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the United States); or

     - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

     The tax relating to stock in a "U.S. real property holding corporation" does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been, are not, and do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

FEDERAL ESTATE TAXES

     Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     Under specific circumstances, the IRS requires information reporting and backup withholding at a rate of 31% on specific payments on common stock. Under currently applicable law, Non-U.S. Holders of common stock generally will be exempt from information reporting and backup withholding on dividends paid prior to January 1, 2001 to an address outside the U.S. For dividends paid after December 31, 2000, however, a Non-U.S. Holder of common stock that fails to certify its Non-U.S. Holder status under applicable Treasury regulations may be subject to information reporting backup withholding at a rate of 31% on payments of dividends.

     With respect to the payment of proceeds upon the disposition of common stock, under current law, Non-U.S. Holder's are not subject to backup withholding and will generally not be subject to information reporting but may be required to comply with certification or identification requirements to prove their exemption. For proceeds paid after December 31, 2000, backup withholding may apply in any circumstance in which information reporting would apply.

     Non-U.S. Holders should consult their own tax advisors on the application of information withholding and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc., Hambrecht & Quist LLC, BancBoston Robertson Stephens Inc. and Pacific Crest Securities Inc. are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited, Deutsche Bank AG London, Hambrecht & Quist LLC and BancBoston Robertson Stephens International Ltd are acting as international representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
U.S. Underwriters:
 Morgan Stanley & Co. Incorporated..........................  2,300,000
   Deutsche Bank Securities Inc. ...........................    690,000
   Hambrecht & Quist LLC....................................    690,000
   BancBoston Robertson Stephens Inc. ......................    690,000
   Pacific Crest Securities Inc. ...........................    230,000
   First Union Securities, Inc..............................    100,000
   Edward D. Jones, L.P.....................................    100,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated.......    100,000
   Soundview Technology Group, Inc..........................    100,000
                                                              ---------
          Subtotal..........................................  5,000,000
                                                              =========
International Underwriters:
   Morgan Stanley & Co. International Limited...............    526,315
   Deutsche Bank AG London..................................    157,895
   Hambrecht & Quist LLC....................................    157,895
   BancBoston Robertson Stephens International Ltd..........    157,895
                                                              ---------
          Subtotal..........................................  1,000,000
                                                              ---------
          Total.............................................  6,000,000
                                                              =========

     The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the U.S. underwriters are not required to take or pay for the shares covered by the over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $1.27 a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     Pursuant to the underwriting agreement, we have granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The U.S. underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent the option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number listed next to such underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all U.S. underwriters in the preceding table.

     We, the directors, officers and certain other of our stockholders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, we will not, directly or indirectly:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

     - the sale to the underwriters of the shares of common stock under the underwriting agreement;

     - the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

     - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock;

     - the grant by us of options under our 1998 Stock Incentive Plan;

     - certain issuances by us of shares of common stock in connection with mergers or acquisitions, provided, among other things, the holder of such shares agrees to be bound by the restrictions contained in the previous paragraph;

     - sales to us by a person in connection with such person's termination, removal or resignation as a director, officer or employee of our company; or

     - certain gifts and transfers by a person other than us, provided that the donee or transferee agrees to be bound by the restrictions described in the previous paragraph and such gift or transfer does not require the donor or transferor to file a report of such transaction on Form 4 under the Exchange Act.

     Approximately 15,000,000 shares of our common stock are subject to the "lock-up" agreements described above. Upon expiration of the lock-up agreements 90 days after the date of this prospectus, these shares will be eligible for sale, subject to any other restrictions that may be applicable to such shares.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The underwriters or their affiliates have provided and may in the future provide investment banking and other financial services for us in the ordinary course of business for which they have received and will receive customary compensation.

     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares of the common stock offered by this prospectus will be passed upon by Weil, Gotshal & Manges LLP, Menlo Park, California and New York, New York. Latham & Watkins, Menlo Park, California, is acting as counsel to the underwriters.

                                    EXPERTS

     The consolidated financial statements of Getty Images, Inc. and subsidiaries and of its predecessor, Getty Communications plc and subsidiaries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this registration statement, have been so included in reliance on the reports of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited consolidated financial statements of Getty Images, Inc. and subsidiaries for the three-month periods ended March 31, 1999 and 1998, for the three-month and six-month periods ended June 30, 1999 and 1998, and for the three-month and nine-month periods ended September 30, 1999 and 1998, incorporated in this Registration Statement by reference to the quarterly reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, PricewaterhouseCoopers reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 17, 1999, August 16, 1999 and November 11, 1999 incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited consolidated financial statements because those reports are not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers within the meaning of Sections 7 and 11 of the Securities Act.

     The consolidated financial statements of The Image Bank, Inc. as of and for the year ended December 31, 1998 included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Art.Com, Inc. as of and for the year ended December 31, 1998 incorporated in this Registration Statement by reference to the quarterly report on Form 10-Q/A filed on July 16, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in reliance upon the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of PhotoDisc, Inc. and subsidiaries as of and for the year ended December 31, 1997 incorporated in this Registration Statement by reference to the current report on Form 8-K/A filed on April 27, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of PhotoDisc, Inc. and subsidiaries as of December 31, 1996 and for each of the two years in the period ended December 31, 1996 incorporated in this Registration Statement by reference to the current report on Form 8-K filed on May 6, 1998, have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Allsport Photographic plc and subsidiaries as of and for the year ended November 30, 1997 incorporated in this Registration Statement by reference to the current report on Form 8-K/A filed on April 27, 1998 have been so incorporated in reliance on the report of Maidment Penney Quick & Co., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Securities and Exchange Commission. The reports and other information that we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC located at 7 World Trade Center, Room 1300, 13th Floor, New York, NY 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information are also available at a website maintained by the SEC that contains reports, proxy and information statements and other information that registrants file electronically with the SEC. The address of such site is: http://www.sec.gov. In addition, such material may be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1935 K Street, N.W., Washington, D.C. 20006. Our common stock is quoted on The Nasdaq National Market under the symbol "GETY."

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the offering of the securities made hereby. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us, please see our registration statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We have filed the following documents with the SEC which are incorporated herein by reference:

           1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

           2. Our Quarterly Report on Form 10-Q for the three months ended March 31, 1999;

           3. Our amended Quarterly Report on Form 10-Q/A for the three months ended March 31, 1999;

           4. Our Definitive Proxy Statement on Schedule 14A filed on April 7, 1999;

           5. Our Quarterly Report on Form 10-Q for the three months ended June 30, 1999;

           6. Our Quarterly Report on Form 10-Q for the three months ended September 30, 1999;

           7. Our Current Report on Form 8-K/A filed on October 13, 1999;

           8. Our Current Report on Form 8-K filed on September 27, 1999;

           9. Our Current Report on Form 8-K filed on May 6, 1998; and

          10. Our Current Report on Form 8-K/A filed on April 27, 1998.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing of the Registration Statement of which this prospectus forms a part and prior to the date of the termination of this offering shall be deemed to be incorporated by reference into this prospectus and be a part of it from the dates of filing of these documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other document filed subsequently with the SEC which also is or is deemed to be incorporated by reference, modifies or replaces that statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this prospectus.

     We will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference herein). Requests should be directed to Getty Images, Inc., 701 N. 34th Street, Suite 400, Seattle, Washington 98103, Attention:
Suzanne L. Page (telephone: (206) 268-2000).

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL
                              STATEMENT SCHEDULES

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Statements of Operations for the period January
  1 through December 31, 1998, 1997 and 1996................  F-3
Consolidated Balance Sheets at December 31, 1998 and
  December 31, 1997.........................................  F-4
Consolidated Statements of Stockholders' Equity at December
  31, 1998, 1997 and 1996...................................  F-5
Consolidated Statements of Comprehensive Income for the
  period January 1 through December 31, 1998, 1997 and
  1996......................................................  F-5
Consolidated Statements of Cash Flows for the period January
  1 through December 31, 1998, 1997 and 1996................  F-6
Notes to Consolidated Financial Statements..................  F-7

                              THE IMAGE BANK, INC.

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL
                              STATEMENT SCHEDULES

Report of Independent Accountants...........................  F-23
Consolidated Balance Sheet at December 31, 1998.............  F-24
Consolidated Statement of Operations for the year ended
  December 31, 1998.........................................  F-25
Consolidated Statement of Cash Flows for the year ended
  December 31, 1998.........................................  F-26
Notes to Consolidated Financial Statements..................  F-27

                              THE IMAGE BANK, INC.

               INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                         FINANCIAL STATEMENT SCHEDULES

Unaudited Condensed Consolidated Balance Sheet at September
  30, 1999..................................................  F-35
Unaudited Condensed Consolidated Statement of Operations for
the nine months ended September 30, 1999 and September 30,
1998........................................................  F-36
Unaudited Condensed Consolidated Statement of Cash Flows for
  the nine months ended September 30, 1999 and September 30,
  1998......................................................  F-37
Note to Unaudited Condensed Consolidated Financial
  Statements................................................  F-38

                      GETTY IMAGES, INC. AND SUBSIDIARIES

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GETTY IMAGES, INC.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Getty Images, Inc. and subsidiaries (the "Company") and of its predecessor, Getty Communications plc and subsidiaries, at December 31, 1998, and at December 31, 1997 and the results of their consolidated operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS
Chartered Accountants
London, England
March 31, 1999

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 GETTY
                                              IMAGES, INC.      GETTY COMMUNICATIONS PLC
                                              ------------    ----------------------------
                                               YEAR ENDED      YEAR ENDED      YEAR ENDED
                                              DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                  1998            1997            1996
                                              ------------    ------------    ------------
                                                  (IN THOUSANDS EXCEPT PER SHARE DATA)
Sales.......................................    $185,084        $100,797        $ 85,014
Cost of sales...............................      52,830          37,514          32,156
                                                --------        --------        --------
GROSS PROFIT................................     132,254          63,283          52,858
                                                --------        --------        --------
Selling, general and administrative
  expenses..................................      96,904          43,936          37,250
Amortization of intangibles.................      36,961           3,253           2,155
Depreciation................................      14,397           8,214           5,486
Non-recurring integration and restructuring
  costs.....................................      13,755              --              --
                                                --------        --------        --------
                                                 162,017          55,403          44,891
                                                --------        --------        --------
OPERATING (LOSS)/INCOME.....................     (29,763)          7,880           7,967
Net interest (expense)/income...............      (2,986)          1,187          (1,951)
Net exchange losses.........................        (124)           (198)           (306)
Legal settlement............................          --            (974)             --
                                                --------        --------        --------
(LOSS)/INCOME BEFORE INCOME TAXES...........     (32,873)          7,895           5,710
Income taxes................................      (2,680)         (3,873)         (2,982)
                                                --------        --------        --------
(Loss)/income before extraordinary items....     (35,553)          4,022           2,728
Extraordinary items.........................        (830)             --              --
                                                --------        --------        --------
NET (LOSS)/INCOME...........................    $(36,383)       $  4,022        $  2,728
                                                ========        ========        ========
BASIC (LOSS)/EARNINGS PER SHARE(2)..........    $  (1.22)       $   0.11        $   0.10
                                                ========        ========        ========
Extraordinary items.........................       (0.03)             --              --
                                                --------        --------        --------
NET (LOSS)/EARNINGS PER SHARE(2)............    $  (1.25)       $   0.11        $   0.10
                                                ========        ========        ========
Diluted earnings per share(2)...............    $    N/A        $   0.10        $   0.10
                                                ========        ========        ========
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic(3)..................................      29,160          37,908          27,442
                                                ========        ========        ========
  Diluted(3)................................         N/A          38,765          27,832
                                                ========        ========        ========

---------------

(1) As explained in the "Explanatory Note", the 1998 consolidated statement of operations reflects the combination of the consolidated statement of operations of Getty Communications plc (the predecessor company) for the period January 1, 1998 through February 9, 1998 and the consolidated statement of operations of Getty Images, Inc. for the period February 10, 1998 through December 31, 1998.

(2) The comparatives reflect the share structure of Getty Communications plc (the predecessor company). See "Explanatory Note".

(3) The difference between basic and diluted weighted average shares in 1996 and 1997 results from the assumption that dilutive stock options outstanding were exercised.

For pages F-3 to F-22, historic numbers are shown for Getty Communications plc, the predecessor company of Getty Images, Inc. References to "sterling" or "L", are to the lawful currency of the United Kingdom and references to "U.S. dollars" or "$" are to the lawful currency of the United States.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

                          CONSOLIDATED BALANCE SHEETS

                                               GETTY IMAGES, INC.    GETTY COMMUNICATIONS PLC
                                               ------------------    ------------------------
                                                AT DECEMBER 31,          AT DECEMBER 31,
                                                      1998                     1997
                                               ------------------    ------------------------
                                                               (IN THOUSANDS)
ASSETS
CURRENT ASSETS
Cash and cash equivalents..................         $ 16,150                 $ 29,234
Accounts receivable, net...................           32,967                   23,431
Inventories, net...........................            2,834                       --
Prepaid expenses and other assets..........           17,258                    7,839
                                               --------------        -----------------
TOTAL CURRENT ASSETS.......................           69,209                   60,504
Fixed assets, net..........................           62,757                   39,853
Intangible assets, net.....................          325,861                   66,870
Deferred tax assets........................            5,036                    4,411
                                               --------------        -----------------
TOTAL ASSETS...............................         $462,863                 $171,638
                                               ==============        =================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable...........................           26,232                   21,461
Accrued expenses...........................           20,148                   10,305
Income taxes payable.......................               --                    3,580
Current portion of long-term debt..........              202                    2,096
                                               --------------        -----------------
TOTAL CURRENT LIABILITIES..................           46,582                   37,442
Long-term debt.............................           72,354                   14,657
                                               --------------        -----------------
TOTAL LIABILITIES..........................          118,936                   52,099
                                               --------------        -----------------
COMMITMENTS AND CONTINGENCIES (NOTE 15)
STOCKHOLDERS' EQUITY
Common stock...............................              306                      608
Shares of common stock: par value $0.01 per
  share, issued 30,574,792 at December 31,
  1998;
  Class 'A' shares: par value L0.01 per
  share; issued 24,872,608 shares at
  December 31, 1997;
  Class 'B' shares: par value L0.01 per
  share; issued 13,444,618 shares at
  December 31, 1997
Additional paid-in capital.................          368,267                  108,049
Retained (deficit)/earnings................          (28,259)                   8,124
Cumulative translation adjustments.........            3,613                    2,758
                                               --------------        -----------------
TOTAL STOCKHOLDERS' EQUITY.................          343,927                  119,539
                                               --------------        -----------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY...................................         $462,863                 $171,638
                                               ==============        =================

The accompanying notes to the consolidated financial statements are an integral part of these statements.

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                 GETTY
                               GETTY            IMAGES,
                        COMMUNICATIONS PLC       INC.
                       ---------------------   ---------
                        NO. OF      NO. OF     SHARES OF
                        A ORD.      B ORD.      COMMON
                        SHARES      SHARES       STOCK
                         L0.01       L0.01       $0.01              ADDITIONAL   RETAINED    CUMULATIVE
                          PAR         PAR         PAR      COMMON    PAID IN     EARNINGS/   TRANSLATION
                         VALUE       VALUE       VALUE     STOCK     CAPITAL     (DEFICIT)   ADJUSTMENTS    TOTAL
                       ---------   ---------   ---------   ------   ----------   ---------   -----------   --------
                                                              (IN THOUSANDS)
BALANCE AT DECEMBER
31, 1996.............    23,943      13,445         --      $593     $101,464    $  4,102      $ 7,364     $113,523
Issue of shares to
  sellers of
  Liaison............       312          --         --         5        2,595          --           --        2,600
Issue of shares to
  sellers of
  Energy.............       618          --         --        10        3,990          --           --        4,000
Net income...........        --          --         --        --           --       4,022           --        4,022
Translation
  adjustments........        --          --         --        --           --          --       (4,606)      (4,606)
                        -------     -------     ------      ----     --------    --------      -------     --------
BALANCE AT DECEMBER
  31, 1997...........    24,873      13,445         --      $608     $108,049    $  8,124      $ 2,758     $119,539
Capital
  restructuring......   (24,873)    (13,445)    19,159      (416)         416          --           --           --
Getty Investments
  Subscription.......        --          --      1,519        15       27,985          --           --       28,000
Issue of shares to
  sellers of
  PhotoDisc..........        --          --      8,084        81      201,401          --           --      201,482
Issue of shares to
  sellers of
  Allsport...........        --          --      1,138        11       23,203          --           --       23,214
Issue of shares for
  other
  acquisitions.......        --          --         52         1          983          --           --          984
Options exercised....        --          --        623         6        6,230          --           --        6,236
Net loss.............        --          --         --        --           --     (36,383)          --      (36,383)
Translation
  adjustments........        --          --         --        --           --          --          855          855
                        -------     -------     ------      ----     --------    --------      -------     --------
BALANCE AT DECEMBER
  31, 1998...........        --          --     30,575      $306     $368,267    $(28,259)     $ 3,613     $343,927
                        =======     =======     ======      ====     ========    ========      =======     ========

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                   GETTY IMAGES, INC.       GETTY COMMUNICATIONS PLC
                                                   ------------------    ------------------------------
                                                       YEAR ENDED         YEAR ENDED       YEAR ENDED
                                                      DECEMBER 31,       DECEMBER 31,     DECEMBER 31,
                                                          1998               1997             1996
                                                   ------------------    ------------    --------------
                                                                      (IN THOUSANDS)
Net (loss)/income..............................         $(36,383)           $4,022          $ 2,728
Other comprehensive income, net of tax:
Foreign currency translation adjustments.......              855            (4,606)           7,975
                                                        --------            ------          -------
Comprehensive (loss)/income....................         $(35,528)           $ (584)         $10,703
                                                        ========            ======          =======

The accompanying notes to the consolidated financial statements are an integral part of these statements.

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           GETTY IMAGES, INC.      GETTY COMMUNICATIONS PLC
                                           ------------------    ----------------------------
                                               YEAR ENDED         YEAR ENDED      YEAR ENDED
                                              DECEMBER 31,       DECEMBER 31,    DECEMBER 31,
                                                1998(1)              1997            1996
                                           ------------------    ------------    ------------
                                                             (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income......................        $ (36,383)          $  4,022        $  2,728
Adjustments to reconcile net
  (loss)/income to net cash provided by
  operating activities:
Depreciation and amortization..........           51,358             11,467           7,641
Bad debt expense.......................              412                536             510
Other items............................            4,291                113              87
CHANGE IN ASSETS AND LIABILITIES, NET
  OF EFFECTS OF BUSINESS ACQUISITIONS:
Accounts receivable....................           (2,359)            (2,385)         (1,275)
Accounts payable.......................           (2,690)               919           1,483
Accrued expenses.......................            2,094              2,257             463
Inventory..............................           (1,758)                --              --
Other assets...........................           (7,743)            (3,755)          1,865
                                           ---------------       -----------     -----------
NET CASH PROVIDED BY OPERATING
  ACTIVITIES...........................            7,222             13,174          13,502
                                           ---------------       -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions, net of cash
  acquired.............................          (80,564)           (20,546)        (18,402)
Purchase of fixed assets...............          (27,305)           (14,901)         (7,154)
Proceeds from sale of fixed assets.....               --                 --              28
                                           ---------------       -----------     -----------
NET CASH USED IN INVESTING
  ACTIVITIES...........................         (107,869)           (35,447)        (25,528)
                                           ---------------       -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of debt.......................          123,168                 --          17,084
Payments on principal balance of
  debt.................................          (67,153)            (3,052)        (26,582)
Capital contribution...................               --                 --             124
Proceeds from issuance of ordinary
  shares...............................           33,306                 --          75,685
Debt issue costs.......................           (4,318)                --              --
                                           ---------------       -----------     -----------
NET CASH PROVIDED BY/(USED IN)
  FINANCING ACTIVITIES.................           85,003             (3,052)         66,311
                                           ---------------       -----------     -----------
Exchange rate differences arising from
  translation of foreign currency
  balances.............................            2,560             (4,380)          2,755
Net (decrease)/increase in cash and
  cash equivalents.....................          (13,084)           (29,705)         57,040
Cash and cash equivalents:
  -- beginning of period...............           29,234             58,939           1,899
                                           ---------------       -----------     -----------
  -- end of period.....................        $  16,150           $ 29,234        $ 58,939
                                           ===============       ===========     ===========
SUPPLEMENTAL DISCLOSURES
Interest paid..........................        $   2,314           $  1,688        $  2,305
Income taxes paid......................        $   6,387           $    769        $  3,396
                                           ===============       ===========     ===========

---------------

(1) Reflects the combination of the consolidated statement of cash flows of Getty Communications plc (the predecessor company) for the period January 1, 1998 through February 9, 1998 and the consolidated statement of cash flows of Getty Images, Inc. for the period February 10, 1998 through December 31, 1998. See "Explanatory Note".

The accompanying notes to the consolidated financial statements are an integral part of these statements.

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

1.  BASIS OF PRESENTATION AND ACCOUNTING POLICIES

     Explanatory note. On February 9, 1998, the entire issued share capital of Getty Communications plc ("Getty Communications") was acquired via a Scheme of Arrangement by Getty Images, Inc. ("Getty Images" or the "Company"), a company incorporated in Delaware and whose principal executive offices are located in Seattle, Washington and London, England. Under the Scheme of Arrangement, each issued Getty Communications Class B Ordinary Share was converted into one Getty Communications Class A Ordinary Share and each holder of Getty Communications Class A Ordinary Shares was issued one share of Getty Images Common Stock, par value $0.01 ("Common Stock") for every two Getty Communications Class A Ordinary Shares held.

     The Scheme of Arrangement was accounted for as a transaction between entities under common control, therefore purchase accounting was not applied.

     On February 9, 1998, a wholly-owned subsidiary of Getty Images acquired PhotoDisc, Inc., a Washington corporation ("PhotoDisc"). The purchase consideration was $245.7 million, including expenses, which included the issue of 8,083,831 shares of Getty Images Common Stock, at a total market value of $171.8 million.

     Also on February 9, 1998, Getty Investments LLC ("Getty Investments"), a company registered in Delaware and resident in Nevada, completed a subscription for 1,518,644 shares of Getty Images Common Stock at a purchase price of $18.4375 per share or an aggregate of $28 million (the "Getty Investments Subscription"). At December 31, 1998, Getty Investments held a 26.3 percent interest in the share capital of the Company.

     On February 10, 1998, Getty Images purchased the entire issued and outstanding share capital of Allsport Photographic plc, a public limited company organized under the laws of England & Wales ("Allsport"). The purchase consideration was $51.1 million, including expenses, which included the issue of 1,137,916 shares of Getty Images Common Stock, at a total market value of $24.2 million.

     Descriptions of these transactions were included in the Current Report on Form 8-K dated February 9, 1998 and the Current Report on Form 8-K dated February 24, 1998 (as amended by the Amendment to Current Report on Form 8-K/A dated April 27, 1998), filed with the Securities and Exchange Commission (the "Commission") by Getty Images and the Registration Statement on Form S-4 (No. 333-38777) that the Company filed with the Commission in connection with the meetings of the stockholders of Getty Communications and the special meetings of the stockholders of PhotoDisc that were required to approve the transactions and the offering of securities in connection therewith.

     As a result of such transactions, Getty Images became the successor to Getty Communications. Trading in Getty Communications American Depository Shares ("ADSs") on the Nasdaq National Market (NASDAQ:GETTY) terminated on February 9, 1998 and trading subsequently commenced in shares of Getty Images Common Stock on the NASDAQ National Market (NASDAQ:GETY). Registration of the Getty Communications Ordinary Shares and ADSs under the Securities Exchange Act of 1934, as amended, has been terminated.

     ACTIVITIES

     The principal business of Getty Images and its subsidiaries is the marketing of reproduction rights to still and moving images. These rights are marketed in many countries throughout the world through the Company's Web sites and through its international network of wholly-owned offices and agents.

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

     BASIS OF PRESENTATION

     The consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, present the consolidated financial statements of Getty Images and subsidiaries and the consolidated financial statements of its predecessor, Getty Communications and subsidiaries. The Company's consolidated financial statements include Getty Images and its subsidiaries, all of which are 100 percent owned. Companies acquired during a period are consolidated from the date of acquisition. All material intercompany amounts and transactions have been eliminated in the consolidated financial statements.

     TRANSLATION OF FOREIGN SUBSIDIARY FINANCIAL STATEMENTS

     The Company records all transactions in the currency of the respective primary economic environments in which they operate.

     The assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at exchange rates as of the balance sheet date, and income and expense items are translated at the average of the rates prevailing during the period. Gains or losses from translating foreign currency financial statements are accumulated as a separate component of stockholders' equity.

     ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability of receivables and other assets, useful lives of assets, income taxes and the fair value of financial instruments. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

     The Company considers cash and demand bank deposits to be cash. Cash equivalents consist of all deposits with an original maturity of three months or less.

     REVENUE RECOGNITION

     Sales are recognized when a license agreement has been completed with the customer for the use of the image and pricing terms, and the image has been made available to the customer for use. Pricing terms do not call for additional fees beyond the fixed license amount. Additionally, the customer is contractually obligated to pay the fixed license amount upon agreement of the license terms and availability of the image for use by the customer. In the case of royalty free sales, revenue is recognized upon the sale of the CD ROM or at the time images are downloaded by the customer. Circumstances in which sales are refunded are rare and are taken into account in the recognition of revenue. Sales are recorded at invoiced amounts less sales tax.

     INVENTORIES

     Inventories are valued at the lower of cost or market value. Inventories consist of physical materials and finished goods, such as resource books, CD ROMs and packaging materials. Inventories are reviewed periodically for obsolescence.

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

     CATALOG COSTS

     The Company produces both general catalogs, that are issued annually, and specialist catalogs, that are topical in nature and distributed over a longer period. Costs relating to the production of catalogs are expensed over their estimated useful life, up to three years from the date on which they are available for distribution to customers.

     FIXED ASSETS

     Fixed assets are stated at cost. The cost of acquired fixed assets includes the purchase cost, together with any incidental expenses of acquisition. All costs associated with the production of image duplicates are capitalized. The cost of purchased software is capitalized and amortized from the implementation date over its estimated useful economic life. The cost of internally developed software is capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", and amortized from the implementation date over its estimated useful economic life. The value of fixed assets is reviewed annually for impairments in value.

     Depreciation rates have been established to expense the cost of fixed assets, less their estimated residual values, over their expected useful lives. Depreciation is calculated at the following annual rates:

Archival picture collection.................................           2.5%
Fixtures, fittings, office and studio equipment.............      10 to 20%
Computer hardware...........................................            33%
Computer software (including internally developed
  software).................................................      25 to 33%
Image duplicates and digitization...........................            25%

     INTANGIBLE ASSETS

     Goodwill and other intangibles are amortized on a straight-line basis over their estimated lives not to exceed 40 years. The value of goodwill and other intangibles is reviewed annually in relation to the operating performance and future undiscounted cash flows of the underlying businesses, and a charge to the consolidated statement of operations is made where a permanent diminution in value is identified.

     TAXES

     Deferred tax assets and liabilities are provided for all temporary differences between financial and tax reporting. As a matter of policy, deferred tax assets are reduced by a valuation allowance if based on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are classified into a net current amount and a net non-current amount, based on the balance sheet classification of the related asset or liability.

     PENSIONS

     The Company contributes to defined contribution pension schemes for certain directors and employees. Contributions are recognized as an expense in the period in which they are incurred.

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

     LEASES

     Under capital leasing arrangements, the present value of the future minimum lease payments payable over the lease term is recorded as a fixed asset. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation of leased assets is charged to the statement of operations over the shorter of the lease term or the useful lives of equivalent owned assets.

     Other leases are treated as operating leases. Annual rentals are charged to the income statement on a straight-line basis over the term of the lease.

     FINANCIAL INSTRUMENTS

     Forward exchange contracts hedging firm commitments relating to trade and other balances are recorded as hedges. Unrealized gains or losses are expensed.

     The Company does not issue or hold financial instruments for trading purposes.

     EARNINGS PER SHARE

     Basic and diluted earnings per share (EPS) are computed in accordance with FAS No. 128, "Earnings per Share", which is effective for fiscal periods ending after December 15, 1997. Prior periods have been restated to conform with the provisions of this standard.

     Basic (loss)/earnings per share is computed on the basis of weighted average number of shares in issue. Diluted earnings per share are not given for the year ended December 31, 1998 due to the loss incurred in that period.

2.  RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". The standard requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The new rules will be effective for fiscal years beginning after June 15, 1999. The Company does not believe that the new standard will have a material impact on reporting segments.

3.  NON-RECURRING INTEGRATION AND RESTRUCTURING COSTS

     During the year ended December 31, 1998, the Company approved and commenced a program to integrate its businesses following the acquisitions of PhotoDisc and Allsport. This has resulted in integration and restructuring charges.

     Integration costs in the year ended December 31, 1998 amounted to $3.7 million and are associated with the activities of teams responsible for integrating the various businesses of the Company for the benefit of future operations. These include items such as consulting and professional fees, systems and process integration costs and contract renegotiation costs. These costs are expensed as incurred.

     Restructuring costs, which amounted to $10.1 million in the year ended December 31, 1998, were for estimated exit costs associated with the closure of 10 facilities, asset write downs, employee termination costs and contract termination costs.

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

     Non-recurring integration and restructuring costs have been incurred as follows:

                                                              GETTY IMAGES, INC.
                                                       --------------------------------
                                                              DECEMBER 31, 1998
                                                       --------------------------------
                                                       CHARGE     UTILIZED    PROVISION
                                                       -------    --------    ---------
                                                                (IN THOUSANDS)
INTEGRATION COSTS
Consulting and professional fees...................    $ 1,167    $(1,017)     $   150
Systems and process integration costs..............      1,891     (1,847)          44
Contract renegotiation costs.......................        622       (165)         457
                                                       -------    -------      -------
                                                       $ 3,680    $(3,029)     $   651
                                                       -------    -------      -------
RESTRUCTURING COSTS
Property exit costs................................    $ 1,406    $  (191)     $ 1,215
Asset write downs..................................      3,182     (2,732)         450
Employee termination costs.........................      4,026     (3,598)         428
Contract termination costs.........................      1,461        (94)       1,367
                                                       -------    -------      -------
                                                       $10,075    $(6,615)     $ 3,460
                                                       -------    -------      -------
                                                       $13,755    $(9,644)     $ 4,111
                                                       =======    =======      =======

     Total amounts utilised comprised $7.0 million of cash expenditure and $2.6 million of non-cash write offs. It is anticipated that the majority of the provision at December 31, 1998 will be used by December 31, 1999.

4.  EXTRAORDINARY ITEMS

     On May 22, 1998, the Company completed the issue of $75 million, 4.75% convertible subordinated notes due 2003, the proceeds of which were applied partially to the repayment of $49 million of term debt due to Midland Bank plc. The early payment of such debt resulted in an extraordinary charge of $830,000 ($0.03 per share) net of an income tax benefit of $408,000.

5.  INVENTORIES

     Inventories at December 31, 1998, are stated net of a $100,000 provision (1997: $nil).

6.  FIXED ASSETS

                                               GETTY IMAGES, INC.    GETTY COMMUNICATIONS PLC
                                               ------------------    ------------------------
                                                  DECEMBER 31,             DECEMBER 31,
                                                      1998                     1997
                                               ------------------    ------------------------
                                                               (IN THOUSANDS)
Fixtures, fittings, office and studio
equipment..................................         $ 23,334                 $ 10,175
Computer hardware and software.............           29,678                   13,206
Image duplicates and digitization..........           36,287                   20,023
Archival picture collection................           15,714                   15,847
Other fixed assets.........................            6,157                    4,451
                                                    --------                 --------
Total......................................          111,170                   63,702
Less accumulated depreciation..............          (48,413)                 (23,849)
                                                    --------                 --------
Fixed assets, net..........................         $ 62,757                 $ 39,853
                                                    ========                 ========

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

     The net book value of fixed assets includes $1,601,000 and $796,000 in respect of assets held under capital leases at December 31, 1998 and 1997, respectively. The charge to income resulting from depreciation of assets held under capital leases, the majority of which form part of "other fixed assets", is included within the depreciation expense in the consolidated statements of operations. The accumulated depreciation of assets held under capital leases was $1,213,000 (1997: $983,000).

7.  INTANGIBLE ASSETS

                                               GETTY IMAGES, INC.    GETTY COMMUNICATIONS PLC
                                               ------------------    ------------------------
                                                  DECEMBER 31,             DECEMBER 31,
                                                      1998                     1997
                                               ------------------    ------------------------
                                                               (IN THOUSANDS)
Cost.......................................         $372,222                 $76,270
Less accumulated amortization..............          (46,361)                 (9,400)
                                                    --------                 -------
                                                    $325,861                 $66,870
                                                    ========                 =======

     Intangible assets primarily consist of goodwill arising upon the acquisition of companies and other businesses. Additions to goodwill arose principally from the acquisitions of Liaison Inc. and Energy Film Library Inc. in the year to December 31, 1997 and PhotoDisc and Allsport in the year to December 31, 1998. Additional information on these acquisitions is set out in
Note 21.

8.  ACCOUNTS RECEIVABLE

     Accounts receivable comprise solely of receivables from customers. Receivables are stated net of a provision for doubtful accounts of $4.8 million and $2.8 million at December 31, 1998 and 1997, respectively. The Company has a diverse customer base and is not dependent on any one customer.

9.  PREPAID EXPENSES AND OTHER ASSETS

     Prepaid expenses and other assets include deferred catalog costs of $6.6 million and $3.0 million at December 31, 1998 and 1997, respectively. Catalog costs expensed in the periods ended December 31, 1998, 1997 and 1996 were $2.7 million, $1.5 million and $1.3 million, respectively.

10.  SHORT-TERM BORROWINGS

     At December 31, 1998 the Company had an unutilized credit facility of L2.0 million with Midland Bank plc. This facility is unsecured. Interest on the facility is at a variable rate comprising the aggregate of a margin and Midland Bank Rate ("MBR"). As of December 31, 1998, the margin was 1.0% and the MBR was 6.25%.

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

11.  LONG-TERM DEBT

                                               GETTY IMAGES, INC.    GETTY COMMUNICATIONS PLC
                                               ------------------    ------------------------
                                                  DECEMBER 31,             DECEMBER 31,
                                                      1998                     1997
                                                  ------------             ------------
                                                               (IN THOUSANDS)
4.75% convertible subordinated notes due
2003.......................................         $71,832                       --
Bank loans.................................              --                  $16,342
Other loans................................              34                       --
Capital leases.............................             690                      411
                                                    -------                  -------
                                                     72,556                   16,753
Less current portion.......................            (202)                  (2,096)
                                                    -------                  -------
Total long-term debt.......................         $72,354                  $14,657
                                                    =======                  =======

     The amounts outstanding at December 31, 1998 are payable as follows:

                                        CONVERTIBLE
                                        SUBORDINATED
                                           NOTES        LOANS    CAPITAL LEASES     TOTAL
                                        ------------    -----    --------------    -------
                                                          (IN THOUSANDS)
1999................................           --         --          $202         $   202
2000................................           --        $34           488             522
2001................................           --         --            --              --
2002................................           --         --            --              --
2003................................      $71,832         --            --          71,832
                                          -------        ---          ----         -------
Total...............................      $71,832        $34          $690         $72,556
                                          =======        ===          ====         =======

     On May 20, 1998, the Company completed the issue of $75 million convertible subordinated notes due 2003 (the "Notes"). These Notes carry a coupon of 4.75% and are convertible into 2,600,000 shares of Common Stock of the Company at a conversion price of $28.51 per share, subject to adjustments in certain circumstances. The Notes are general unsecured subordinated obligations of the Company. The funds raised were principally used to repay $49 million of term debt, and to fund further investment in digitization and e-commerce. Issue costs of $3.6 million were incurred in obtaining the Notes and have been offset against the Notes. These costs are being amortized over the term of the Notes.

     CAPITAL LEASES

     Obligations under capital leases are collateralized by the respective assets financed.

     INTEREST EXPENSE

     The interest expense relating to short and long-term borrowings amounted to $2.6 million in 1998 (1997: $1.5 million).

12.  SHARE OPTION PLANS

     Executive directors and all employees of the Company were eligible to participate in the Getty Communications Option Plan ("the Option Plan") under which market and premium options over a total of 6,159,890 Class A Shares could be issued. Options vest in equal proportions on each anniversary of the date of grant over a five year period from the date of grant. Market options became exercisable, to the extent vested, after three years from the date of grant and lapse

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR) seven years from the date of the grant. Premium options become exercisable when vested and remain exercisable for a period of two years after vesting. Generally, options awarded under the Option Plan could not be exercised prior to vesting, except under certain limited circumstances including a change of control.

     On July 2, 1996, market options over 2,793,960 Class A Shares were granted under the Option Plan at an exercise price of $5.00 per share. Additionally, premium options over 1,561,980 Class A Shares were granted under the Option Plan at an exercise price of $8.05 per share.

     On March 14, 1997, market options over 11,994 Class A Shares were granted under the Option Plan at an exercise price of $6.81 per share and premium options were granted over 11,994 Class A Shares at an exercise price of $10.97 per share. Additionally, on May 15, 1997, market options were granted over 215,204 Class A Shares at an option price of $6.81 per Class A Share and premium options over 215,204 Class A Shares at an option price of $10.97 per share.

     Under the Scheme of Arrangement, the existing Options granted by Getty Communications were vested immediately, with the right to exercise the options for a period of three months from February 17, 1998, which was subject to extension at the discretion of the Company. As an alternative to exercising Options, option holders had the right to exchange their existing Options for Getty Communications Class A Ordinary Shares for new Options for Getty Images Common Stock at a ratio of 2 for 1 with an appropriate adjustment to exercise price, but with the terms otherwise unchanged. As of December 31, 1998, 468,332 options over Getty Images Common Stock were exercised and the remainder were exchanged for new options over Getty Images Common Stock.

     Pursuant to the acquisition of PhotoDisc, all outstanding options over PhotoDisc Common Stock were assumed by Getty Images on an agreed basis. This resulted in the issuance of 1.8 million options over Getty Images Common Stock to former PhotoDisc option holders.

     On February 8, 1998, the Board approved the establishment of the Getty Images, Inc. Stock Incentive Plan (the "Getty Images Plan").

     Under the Getty Images Plan, the Board has the discretion to grant stock options ("Options") underlying shares of Common Stock at fair market prices, based on the average of the high and low prices of the Company's Common Stock on the date of grant. The Options vest 25% on the first anniversary of the date of grant and on a monthly pro rata basis over three years thereafter and have a term of ten years.

     Executive directors, officers, consultants and all employees of the Company are eligible to participate in the Getty Images Plan under which a total of 10,000,000 shares may be issued. Options which lapse will cease to be counted toward this limit. Options become exercisable when vested and remain exercisable through the remainder of the option term except upon termination of employment, in which case the Options will terminate 90 days after the termination date.

Options granted under the Getty Images Plan in the year to December 31, 1998, were as follows:

GRANT DATE                                               NUMBER       EXERCISE PRICE
----------                                              ---------    ----------------
February 9, 1998....................................    2,701,863              $20.91
April 1, 1998.......................................       81,000              $25.88
June 2, 1998........................................      240,500              $19.22
August 31, 1998.....................................      192,500              $15.32
September 8, 1998...................................      539,000              $14.94
September 9 - December 15, 1998.....................      356,500    $11.69 to $17.57

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

     Options outstanding under the Getty Images Plan at December 31, 1998, are analyzed by exercise price below, as follows:

                                                  OPTIONS OUTSTANDING
                                                       (NUMBER)           EXERCISE PRICE
                                                  -------------------    ----------------
                                                  978,428.               $  .18 to $ 5.00
                                                  1,511,304              $ 5.01 to $10.00
                                                  872,372                $10.01 to $15.00
                                                  1,196,333              $15.01 to $20.00
                                                  2,851,025              $20.01 to $26.86

     The Company applies Accounting Principles Board Opinion No. 25 ("APB No. 25"), Accounting for Stock Issued to Employees and related interpretations in accounting for its stock option plans. In accordance with APB No. 25, no compensation expense has been recognized for such plans. The pro forma effect on the Company's net income and earnings per share, had compensation costs for the Company's stock option plans been determined based upon the fair market value at the date of grant for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards ("FAS") No. 123, Accounting for Stock-Based Compensation, is as follows: the net loss would have increased by approximately $6.3 million to $42.7 million and the loss per share would have increased by $0.22 to $1.47 per share. Net income for 1997 and 1996 would have been reduced by approximately $2.2 million and $1.2 million to $1.8 million and $1.5 million respectively. Earnings per share would have been reduced by $0.05 to $0.05 per share and by $0.05 to $0.05 per share, in the years ended December 31, 1997 and 1996 respectively.

     The fair value of the Options granted during 1998 is estimated at $47.3 million on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividends are paid, volatility of 65 percent, risk-free interest rate range of 3.94% to 5.71%, assumed forfeiture rate of nil percent and expected life of 4 years.

13.  INCOME TAXES

     The components of income before taxes and income tax expense are as follows:

                                           GETTY IMAGES, INC.      GETTY COMMUNICATIONS PLC
                                           ------------------    ----------------------------
                                               YEAR ENDED         YEAR ENDED      YEAR ENDED
                                              DECEMBER 31,       DECEMBER 31,    DECEMBER 31,
                                                  1998               1997            1996
                                           ------------------    ------------    ------------
                                                             (IN THOUSANDS)
Current tax:
Federal................................         $   876             $  605          $1,977
State..................................             184                 40             153
Non-US.................................         $ 3,321             $2,780          $1,219
                                                -------             ------          ------
Total current tax......................         $ 4,381             $3,425          $3,349
Deferred tax:
Federal................................          (1,175)               190            (213)
Non-US.................................            (526)               258            (154)
                                                -------             ------          ------
Total deferred tax.....................          (1,701)               448            (367)
                                                -------             ------          ------
Total tax provision....................         $ 2,680             $3,873          $2,982
                                                =======             ======          ======

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

     The provisions differ from the amounts that would result by applying the United States (United Kingdom in 1996 and 1997) statutory rate to earnings before taxes. A reconciliation of the difference is:

                                           GETTY IMAGES, INC.      GETTY COMMUNICATIONS PLC
                                           ------------------    ----------------------------
                                               YEAR ENDED         YEAR ENDED      YEAR ENDED
                                              DECEMBER 31,       DECEMBER 31,    DECEMBER 31,
                                                  1998               1997            1996
                                           ------------------    ------------    ------------
                                                             (IN THOUSANDS)
Income taxes based on statutory rate...         $(11,795)           $2,486          $1,884
Amortization of intangibles............           12,936             1,024             817
Change in valuation allowance..........              187                --              --
State income taxes, net of US tax......              184                40             153
Other -- net...........................            1,168               323             128
                                                --------            ------          ------
Total tax provision....................         $  2,680            $3,873          $2,982
                                                ========            ======          ======
Current deferred tax assets:
Short-term provisions..................         $  1,103            $  930          $  794
                                                --------            ------          ------
Total net current deferred tax
  assets...............................         $  1,103            $  930          $  794
Non-current deferred tax assets:
Loss carry forwards....................         $  4,112            $4,143          $3,393
Depreciation...........................             (179)             (661)            111
                                                --------            ------          ------
Total non-current deferred tax
  assets...............................         $  3,933            $3,482          $3,504
                                                ========            ======          ======

     The deferred tax assets in respect of loss carry forwards as at December 31, 1998 expire as follows:

                                                                (IN THOUSANDS)
                                                                --------------
2001........................................................        $  185
2002........................................................           476
2003........................................................           138
2005........................................................            31
2012........................................................           112
2013........................................................           487
Indefinite..................................................         2,683
                                                                    ------
                                                                    $4,112
                                                                    ======

14.  DEFINED CONTRIBUTION PLANS

     The costs recognized by the Company with respect to its defined contribution plans are as follows:

                                           GETTY IMAGES, INC.      GETTY COMMUNICATIONS PLC
                                           ------------------    ----------------------------
                                               YEAR ENDED         YEAR ENDED      YEAR ENDED
                                              DECEMBER 31,       DECEMBER 31,    DECEMBER 31,
                                                  1998               1997            1996
                                           ------------------    ------------    ------------
                                                             (IN THOUSANDS)
United Kingdom.........................          $  634              $353            $247
United States..........................             839               397             401
                                                 ------              ----            ----
                                                 $1,473              $750            $648
                                                 ======              ====            ====

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

     The Company runs two pension plans in the United Kingdom. Under the terms of the schemes, all employees are entitled to join one of the plans after six months' service with the Company. Under the first scheme, the Company contributes 6% of each participatory employee's salary to the plan and contributes 5% under the second scheme. The employees contribute 4% of their salary under the first scheme and 5% under the second.

     The Company's U.S. subsidiaries operate three separate 401(k) pension plans for their employees. Under the terms of the first plan, employees over 18 years old are immediately eligible to participate. The Company contributes 40% of up to 5% of the employee's contribution. Under the terms of the second plan, employees over 21 years old are immediately eligible to participate. The Company contributes 40% of up to 5% of the employee's contributions. Under the terms of the third plan, employees over 21 years old are eligible to participate after 6 months service (however, only at entry periods of January 1 and July 1). The Company contributes 25% of up to 3% of the employee's contribution.

15.  COMMITMENTS AND CONTINGENCIES

     The Company's commitments under capital leases as of December 31, 1998 are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
Minimum rental payments:
  1999......................................................       $226
  2000......................................................        546
                                                                   ----
Total.......................................................        772
Less imputed interest cost..................................        (82)
                                                                   ----
Present value of minimum lease payments.....................       $690
                                                                   ====

The Company's commitments under operating leases as of December 31, 1998 are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
Minimum rental payments:
  1999......................................................      $2,028
  2000......................................................       1,955
  2001......................................................       1,905
  2002......................................................       1,894
  2003......................................................         663
  After 2003................................................       1,235
                                                                  ------
Total.......................................................      $9,680
                                                                  ======

     Rent expense amounted to $4.8 million in the year to December 31, 1998, $3.1 million in the year to December 31, 1997 and $2.3 million in the year to December 31, 1996.

     From time to time the Company is subject to various legal actions arising out of the normal course of business including claims relating to trademark, patent or copyright infringements or other items. Management believes the outcome of any such actions and claims will not materially affect these consolidated financial statements.

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

16.  FINANCIAL INSTRUMENTS

     The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. The Company hedges only its contracted net receivables and payables using a variety of financial instruments. The Company does not issue or hold financial instruments for trading purposes.

     For accounting purposes, financial instruments relating to trade and other balances and which are specifically identified are accounted for as hedges. Gains and losses from hedging firm commitments are expensed as incurred.

     The Company is exposed to credit losses in the event of non-performance by counterparties to financial instruments, but considers this risk to be minimal.

     Outstanding off-balance sheet contracts as of December 31, 1998 were:

                                                      NOTIONAL AMOUNT      AVERAGE TERM
                                                      ---------------    ----------------
                                                      (IN THOUSANDS)     (REMAINING DAYS)
Forward exchange contracts..........................      $5,188                87
                                                          ======               ===

     The table above summarizes the notional amounts and average term remaining of the Company's forward exchange contracts. The notional amounts of off-balance sheet contracts summarized above do not represent amounts exchanged by the parties and thus are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the contract. Foreign currency amounts are translated at rates current at the reporting date.

17.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Disclosure of estimated fair value of financial instruments is based on the requirements of Statements of Financial Accounting Standards No. 105, 107 and 119, and upon the assumptions or methods described below. Different estimates may have been obtained had other assumptions or methods been applied. The estimates are not necessarily indicative of amounts that would be realized in a market exchange.

     CASH, RECEIVABLES, PAYABLES AND SHORT-TERM BORROWINGS

     The carrying amounts of these items approximate fair value.

     LONG-TERM DEBT

     The fair value is the estimated net present value of future cash flows using estimated current rates at which similar bank loans could be obtained for the remaining maturities. As of December 31, 1998, the fair value and the carrying amount of convertible subordinated note debt were approximately the same.

     FORWARD EXCHANGE CONTRACTS

     The fair value is the amount at which the forward contract would be settled, based upon estimates obtained from external counterparties. As of December 31, 1998, the fair value of forward exchange contracts did not differ significantly from their notional values.

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

18.  SUPPLEMENTAL DISCLOSURES ON CASH FLOWS

     NON-CASH INVESTING ACTIVITIES

     Fixed asset additions financed through capital leases amounted to $279,000, $121,000 and $463,000 for the year ended December 31, 1998, the year ended December 31, 1997 and the year ended December 31, 1996, respectively.

     Further non-cash investing activities relating to acquisitions are detailed in Note 21.

19.  LEGAL SETTLEMENT

     The Company entered into a settlement agreement with Digital Stock Corporation over a complaint filed in 1997. This resulted in a one time charge to 1997 earnings of $1.0 million (including legal expenses).

20.  SEGMENT INFORMATION

     As a provider of visual content, the Company operates one business segment. Sales are reported in the geographic area where they originate.

     Financial information by geographic areas is as follows, this information is subject to the impact of translation differences and is therefore not a reflection of the relative performance of individual areas:

                                      EUROPE    NORTH AMERICA   REST OF WORLD    CONSOLIDATED
                                      -------   -------------   -------------   ---------------
                                                                                (IN THOUSANDS)
GETTY IMAGES, INC.
YEAR ENDED DECEMBER 31, 1998
Sales to customers..................  $94,823      $85,339         $ 4,922         $185,084
                                      =======      =======         =======         ========
GETTY COMMUNICATIONS PLC
YEAR ENDED DECEMBER 31, 1997
Sales to customers..................   37,505       48,266          15,026          100,797
                                      =======      =======         =======         ========
GETTY COMMUNICATIONS PLC
YEAR ENDED DECEMBER 31, 1996
Sales to customers..................   32,115       36,069          16,830           85,014
                                      =======      =======         =======         ========

     Due to the nature of the operations of the Company sales are made to a diverse client base and there is no reliance on a single customer or group of customers.

21.  ACQUISITIONS

     PHOTODISC

     On February 9, 1998, a wholly-owned subsidiary of Getty Images acquired PhotoDisc. PhotoDisc develop and market digital stock photography, products and electronic delivery of images. The purchase consideration was $245.7 million including expenses, which included the

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR) issue of 8,083,831 shares of Getty Images Common Stock, at a total market value of $171.8 million.

                                                                 BOOK AND
                                                                FAIR VALUE
                                                              --------------
                                                              (IN THOUSANDS)
Cash consideration to holders of PhotoDisc Common Stock and
Series A Preferred Stock....................................     $ 34,076
Getty Images' transaction expenses..........................       10,155
                                                                 --------
Cash costs of the acquisition...............................       44,231
Stock consideration -- Shares of Getty Images Common Stock
  issued (8,083,831 at $21.25)..............................      171,781
Fair value of options over shares of PhotoDisc Common Stock
  converted to options over shares of Getty Images Common
  Stock.....................................................       29,701
                                                                 --------
Total purchase price........................................      245,713
PhotoDisc net assets at February 9, 1998....................       (3,366)
                                                                 --------
Excess of purchase price over net assets acquired...........     $242,347
                                                                 ========
Amount allocated to specific intangibles (amortized over 2
  to 3 years)...............................................       46,387
Amount allocated to goodwill (amortized over 20 years)......      195,960
                                                                 --------
                                                                 $242,347
                                                                 ========

     ALLSPORT

     On February 10, 1998, Getty Images purchased the entire issued share capital of Allsport. Allsport is a world-wide sports photography company, providing images to the sports journalism market and the broader market of advertisers and sports promoters. The purchase consideration was $51.1 million, including expenses, which included the issue of 1,137,916 shares of Getty Images Common Stock at a total market value of $24.2 million.

                                                                 BOOK AND
                                                                FAIR VALUE
                                                              --------------
                                                              (IN THOUSANDS)
Cash consideration to holders of Allsport Ordinary Shares at
closing.....................................................     $26,998
Getty Images' transaction expenses..........................         900
                                                                 -------
Cash costs of the acquisition...............................      27,898
Stock consideration -- Shares of Getty Images Common Stock
  issued (691,899 at $21.25)(1).............................      14,703
Fair value of options over shares of Allsport Ordinary
  Shares held by an Employee Benefit Trust, converted to
  options over shares of Getty Images Common Stock(1).......       8,511
                                                                 -------
Total purchase price........................................      51,112
Allsport net assets at February 10, 1998....................        (631)
                                                                 -------
Excess of purchase price over net assets acquired...........     $50,481
                                                                 =======
Amount allocated to specific intangibles (amortized over 2
  to 3 years)...............................................       4,571
Amount allocated to goodwill (amortized over 20 years)......      45,910
                                                                 -------
                                                                 $50,481
                                                                 =======

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

(1) Of the stock consideration of 1,137,916 shares of Getty Images Common Stock, 446,017 were issued to an Employee Benefit Trust established on behalf of certain employees of Allsport. Such shares of Getty Images Common Stock have not been valued for the purpose of calculating the stock consideration, but the underlying options over Allsport Ordinary Shares, which converted into options over shares of Getty Images Common Stock, have been valued by reference to the Black-Scholes Option pricing model.

     ENERGY

     On July 25, 1997, the Company acquired all of the common stock of Energy Film Library Inc. ("Energy"). Energy is a Los Angeles based provider of contemporary stock footage with another office in New York and representation in most major markets through independent third agencies. The purchase consideration was $17.5 million including expenses, which included the issue of 617,762 Class A Shares at a total market value of $4.0 million.

                                                                 BOOK AND
                                                                FAIR VALUE
                                                              --------------
                                                              (IN THOUSANDS)
Cash paid, including acquisition expenses...................     $13,500
Stock consideration -- Shares of Getty Communications stock
  issued (617,762 at $6.47).................................       4,000
                                                                 -------
Total purchase price........................................      17,500
Energy net liabilities acquired at July 25, 1997............     $   181
                                                                 -------
Excess of purchase price over net assets acquired, allocated
  to goodwill (amortized over 20 years).....................     $17,681
                                                                 =======

     LIAISON

     On March 14, 1997, the Company acquired all the common stock of Liaison Inc. ("Liaison"). Liaison is a provider of photographs to the photojournalist market, operating primarily in North America but with relationships with independent third party agencies in most major markets.

     The purchase consideration was $9.4 million, including expenses, which included the issue of 311,846 Class A Shares at total market value of $2.6 million.

                                                                 BOOK AND
                                                                FAIR VALUE
                                                              --------------
                                                              (IN THOUSANDS)
Cash paid, including acquisition expenses...................     $ 6,809
Stock consideration -- Shares of Getty Communications stock
  issued (311,846 at $8.34).................................       2,600
                                                                 -------
Total purchase price........................................       9,409
Liaison net liabilities acquired at March 14, 1997..........     $   793
                                                                 -------
Excess of purchase price over net assets acquired, allocated
  to goodwill (amortized over 25 years).....................     $10,202
                                                                 =======

         GETTY IMAGES, INC. AND GETTY COMMUNICATIONS PLC (PREDECESSOR)

22.  PRO FORMA INFORMATION RELATING TO ACQUISITIONS (UNAUDITED)

     The following unaudited pro forma information shows the results of the Company for each of the three years ended December 31, 1998, as if the acquisition of Hulton Getty Holdings Limited, Fabulous Footage and World View occurred on January 1, 1996, the acquisitions of Liaison and Energy occurred on January 1, 1997 and the acquisitions of PhotoDisc and Allsport occurred on January 1, 1998. The proforma information includes adjustments related to the financing of the acquisitions, the effect of amortizing goodwill and other intangible assets acquired, as well as the related tax effects. The pro forma results of operations are unaudited, have been prepared for comparative purposes only and do not purport to indicate the results of operations which would actually have occurred had the combinations been in effect on the dates indicated or which may occur in the future.

                                                              YEAR ENDED DECEMBER 31
                                                     ----------------------------------------
                                                        1998           1997           1996
                                                     -----------    -----------    ----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                   (UNAUDITED)
Sales............................................     $191,912       $105,592       $93,120
Net (loss)/income................................      (36,616)         3,692         2,786
Net (loss)/income per share......................     $  (1.26)      $   0.09       $  0.09

                       REPORT OF INDEPENDENT ACCOUNTANTS

September 13, 1999

To the Board of Directors of
Eastman Kodak Company

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of The Image Bank, Inc. (the "Company"), a wholly owned subsidiary of Eastman Kodak Company ("Kodak") at December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP
Rochester, New York

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

                           CONSOLIDATED BALANCE SHEET

                                                                   AT
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
ASSETS
Current assets:
Cash and cash equivalents...................................  $  1,874,592
Accounts receivable, net....................................    21,591,506
Prepaid expenses and other assets...........................     2,312,865
                                                              ------------
Total current assets........................................    25,778,963
                                                              ------------
Non-current assets:
Libraries, net..............................................     9,541,630
Fixed assets, net...........................................     7,970,163
Goodwill, net...............................................    42,763,307
Other assets................................................     1,807,088
                                                              ------------
Total assets................................................  $ 87,861,151
                                                              ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses.......................  $  5,921,022
Fees payable to photographers and cinematographers..........    11,654,009
                                                              ------------
Total current liabilities...................................    17,575,031
                                                              ------------
Non-current liabilities:
Advances from Kodak.........................................    47,356,841
Other liabilities...........................................     1,628,820
                                                              ------------
Total liabilities...........................................    66,560,692
                                                              ------------
Shareholders' equity:
Capital stock, par value .01 per share, 10,000,000 shares
  authorized; 3,000,000 shares issued and outstanding.......        30,000
Additional paid-in capital..................................    32,995,805
Accumulated deficit.........................................   (11,272,433)
Cumulative translation adjustment...........................      (452,913)
                                                              ------------
Total shareholders' equity..................................    21,300,459
                                                              ------------
Total liabilities and shareholders' equity..................  $ 87,861,151
                                                              ============

The accompanying notes are an integral part of the consolidated financial statements.

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                FOR THE
                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
REVENUES:
Photography.................................................  $45,997,513
Cinematography..............................................   24,835,272
                                                              -----------
TOTAL REVENUES..............................................   70,832,785
                                                              -----------
DIRECT COSTS:
Photography.................................................   20,540,893
Cinematography..............................................    9,083,197
                                                              -----------
TOTAL DIRECT COSTS..........................................   29,624,090
GROSS PROFIT................................................   41,208,695
Depreciation and amortization...............................    8,919,392
Selling, general and administrative expenses................   33,790,819
                                                              -----------
LOSS FROM OPERATIONS........................................   (1,501,516)
                                                              -----------
OTHER INCOME (EXPENSE):
Interest income.............................................       25,911
Interest expense............................................     (311,768)
Other income................................................      325,417
Foreign currency gain.......................................       65,068
LOSS BEFORE INCOME TAXES....................................   (1,396,888)
Provision for income taxes..................................    1,954,144
NET LOSS....................................................  $(3,351,032)
                                                              -----------
Other comprehensive loss:
Foreign currency translation adjustment.....................     (444,635)
                                                              -----------
TOTAL COMPREHENSIVE LOSS....................................  $(3,795,667)
                                                              ===========

The accompanying notes are an integral part of the consolidated financial statements.

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                FOR THE
                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................  $ (3,351,032)
Adjustments to reconcile net loss to net cash flow provided
  by operating activities:
Depreciation and amortization...............................     8,919,392
Gain from sale of fixed assets..............................      (268,612)
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable.........................................       339,619
Prepaid expenses and other assets...........................      (731,229)
Accounts payable and accrued expenses.......................      (240,987)
Fees payable to photographers and cinematographers..........       994,911
Other liabilities...........................................      (385,831)
                                                              ------------
NET CASH PROVIDED BY OPERATIONS.............................     5,276,231
                                                              ------------
CASH FLOWS USED IN INVESTING ACTIVITIES:
Additions to libraries......................................    (4,813,310)
Additions to fixed assets, net of sales.....................    (3,225,765)
Acquisition of Artville, net of cash acquired...............    (9,173,781)
                                                              ------------
NET CASH USED IN INVESTING ACTIVITIES.......................   (17,212,856)
                                                              ------------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Net advances from Kodak.....................................    13,246,243
Payments on capital lease obligations.......................      (245,898)
                                                              ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................    13,000,345
                                                              ------------
Net increase in cash and cash equivalents...................     1,063,720
Cash and cash equivalents, beginning of year................       810,872
                                                              ------------
Cash and cash equivalents, end of year......................  $  1,874,592
                                                              ============
CASH PAID DURING THE YEAR FOR:
Interest....................................................       283,791
                                                              ------------
Income taxes................................................        50,028
                                                              ------------

The accompanying notes are an integral part of the consolidated financial statements.

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF THE BUSINESS

     The Image Bank, Inc. (the "Company"), a wholly owned subsidiary of Eastman Kodak Company ("Kodak"), markets and licenses the reproduction rights to photography and cinematography products to customers worldwide. The Company owns or controls the rights, through representation agreements with photographers and cinematographers, to more than 10 million photographs and 15,000 hours of film footage.

     The rights to these images are marketed to advertising and design agencies, production companies, magazines, newspapers and broadcasters in many countries throughout the world by the company's sales offices in the Unites States, France and Hong Kong and by the Company's network of franchised sales offices.

     BASIS OF PRESENTATION

     The consolidated financial statements include the Company and its majority owned subsidiary companies. All intercompany transactions have been eliminated. Services provided to the Company by Kodak are insignificant; therefore, no corporate allocations have been included in the statement of operations.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, if any, at year end and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FOREIGN CURRENCY TRANSLATION

     Local currencies are the functional currencies of the Company's foreign subsidiaries in France and Hong Kong. Assets and liabilities of foreign operations are translated to U.S. dollars at current rates of exchange and revenues and expenses are translated using average rates. Gains and losses from foreign currency translation are included as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included as a component of other income/expense.

     CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially expose the Company to concentration of credit risk consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of such amounts. No single customer accounts for more than 10% of the Company's revenues and receivables.

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     CASH AND CASH EQUIVALENTS

     The Company considers demand deposits and all highly liquid investments with a maturity of three months or less to be cash and cash equivalents.

     LIBRARIES

     Costs associated with the digitization of images and the production of duplicates are capitalized. Duplicates represent copies of the Company's portfolio of images which are distributed to the company's sales offices and network of franchised sales offices. Amortization of libraries is computed on a straight-line basis over the estimated useful lives of the assets, which is five years for photographic duplicates and seven years for film duplicates.

     FIXED ASSETS

     Fixed assets are stated at cost and consist of computer equipment and software, image duplication equipment, furniture and fixtures and leasehold improvements. Expenditures for additions to fixed assets are capitalized and the cost of repairs and maintenance is expensed when incurred. Depreciation of fixed assets is computed on a straight-line balance basis over the estimated useful lives of the assets, which is generally two to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the terms of the leases or the estimated useful lives of the assets.

     The costs of internally-developed software are capitalized and amortized from the implementation date over the estimated useful lives, generally five years.

     GOODWILL

     Goodwill includes the excess of the cost of net assets acquired in the Company's business combinations over their fair value as well as the push-down of goodwill resulting from Kodak's October 1991 acquisition of the Company. Goodwill is amortized on a straight-line basis over the period estimated to be benefited, between ten and fifteen years. The Company regularly assesses its long-lived assets for impairment when events or circumstances indicate their carrying value amounts may not be recoverable. Additions in 1998 to goodwill arose from the acquisition of Artville, Inc. ("Artville") and totaled $7,890,000 (see Note 12). Total goodwill amortization amounted to $4,227,630 in 1998.

     FEES PAYABLE TO PHOTOGRAPHERS AND CINEMATOGRAPHERS

     The Company controls the rights to a portfolio of images through representation agreements with artists and photographers. As consideration for the rights to such images, the photographer or cinematographer receives a royalty from the Company each time the rights to an image are licensed to a customer by either the Company or its franchised sales offices and the Company has collected the associated receivable from the customer or the licensee.

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     INCOME TAXES

     Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

     REVENUE RECOGNITION

     Revenue is recognized when the Company or its franchised sales office has agreed on the price and the use of an image with a customer and the image has been delivered to the customer.

     ADVERTISING COSTS

     The Company charges all non-catalogue advertising costs to operations when incurred. Advertising expense amounted to $1,770,000 in 1998.

     The costs of producing and distributing catalogues, net of reimbursements from franchised sales offices, photographers and cinematographers, are capitalized. Amortization expense is recorded over the estimated useful life, generally two years from the date the catalogues are available for distribution to customers.

     Prepaid expenses and other non-current assets include capitalized catalogue costs totaling $1,773,404 at December 31, 1998. Catalogue costs expensed in 1998 totaled $1,524,000.

2. ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Trade receivables...........................................  $ 9,768,493
Franchise receivables.......................................   18,872,607
Other.......................................................      390,627
                                                              -----------
Total.......................................................   29,031,727
Less -- Allowance for doubtful accounts.....................    7,440,221
                                                              -----------
                                                              $21,591,506
                                                              ===========

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1998

3. LIBRARIES

     Libraries consist of the following:

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Photographic duplicates.....................................  $ 8,375,975
Film duplicates.............................................   10,194,686
Total cost..................................................   18,570,661
Less -- Accumulated amortization............................    9,029,031
                                                              -----------
Libraries, net..............................................  $ 9,541,630
                                                              ===========

     Libraries amortization expense amounted to $2,340,842 in 1998.

4. FIXED ASSETS

     Fixed assets consist of the following:

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Computer equipment and software.............................  $ 5,840,112
Image duplication equipment.................................    1,714,031
Furniture and fixtures......................................    8,187,282
Leasehold improvements......................................    4,096,615
                                                              -----------
Total cost..................................................   19,838,040
Less -- Accumulated depreciation............................   11,867,877
                                                              -----------
Fixed assets, net...........................................  $ 7,970,163
                                                              ===========

     Image duplication equipment at December 31, 1998 used under capitalized leases totaled $1,022,713, net of accumulated depreciation of $621,475. Depreciation expense on assets under capital leases was approximately $130,000. Total depreciation expense amounted to $2,350,920 in 1998.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following:

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Trade payables..............................................   $1,163,573
Employee-related liabilities................................    1,701,295
Other.......................................................    3,056,154
                                                               ----------
Total.......................................................   $5,921,022
                                                               ==========

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1998

6. LEASES

     The Company leases all of its office facilities and certain office equipment. Future minimum lease payments under noncancellable leases at December 31, 1998 are as follows:

                                                            CAPITALIZED     OPERATING
                                                              LEASES         LEASES
                                                            -----------    -----------
1999......................................................   $215,840      $ 3,018,000
2000......................................................    199,314        2,808,000
2001......................................................    109,176        2,252,000
2002......................................................         --        2,130,000
2003 and thereafter.......................................         --        3,132,000
                                                             --------      -----------
Total minimum lease payments..............................    524,330      $13,340,000
                                                             --------      -----------
Less: Amount representing interest........................     56,982
Present value of net minimum lease payments, including
  current maturities of $192,383..........................   $467,348
                                                             ========

7. INCOME TAXES

     The components of the loss from operations before income taxes and the related provision (benefit) for U.S. and other income taxes are as follows:

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Loss before income taxes
U.S. .......................................................  $  (973,816)
Outside the U.S. ...........................................     (423,072)
                                                              -----------
Total.......................................................   (1,396,888)
U.S. income taxes
Current provision...........................................  $    45,564
Deferred provision..........................................           --
Income taxes outside the U.S.
Current provision...........................................    1,793,284
Deferred provision..........................................           --
State and other income taxes
Current provision...........................................      115,296
Deferred provision..........................................           --
                                                              -----------
Total                                                         $ 1,954,144
                                                              ===========

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1998

7. INCOME TAXES (CONTINUED)
     The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate are as follows:

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Amount computed using the statutory rate....................   $ (488,911)
Increase in taxes resulting from:
Valuation allowance.........................................    1,478,993
Goodwill amortization.......................................      674,305
Foreign tax rate differences................................      182,354
State and other income taxes................................       74,942
Other, net..................................................       32,461
                                                               ----------
Provision for income taxes..................................   $1,954,144
                                                               ==========

     The significant components of deferred tax assets and liabilities are as follows:

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Deferred tax assets
Bad debt reserves...........................................   $2,849,604
Equity investments..........................................    1,105,420
Foreign tax credits.........................................      996,421
Restructuring programs......................................      507,820
Minimum tax credits.........................................       45,564
Other.......................................................      942,171
                                                               ----------
                                                                6,447,000
Valuation allowance.........................................    5,277,000
                                                               ----------
Total.......................................................    1,170,000
                                                               ==========
Deferred tax liabilities
Other                                                           1,170,000
                                                               ----------
Total                                                          $1,170,000
                                                               ==========

     The valuation allowance is primarily attributable to foreign tax credit carryforwards from 1998 which may be carried forward for 5 years. Foreign tax credit carryforwards from prior years have not been determined since it is not practicable to calculate these credits and, if determined, would be fully offset by a valuation allowance.

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1998

8. COMMITMENTS

     On June 15, 1994, the Company executed a non-compete agreement with Petrified Films, Inc., which prohibits Petrified Films, Inc. from competing in the sale, marketing and licensing of archival film moving pictures. Expenses under this agreement amounted to $256,100 in 1998. Future minimum payments under the non-compete agreement are as follows:

1999........................................................    $256,100
2000........................................................     256,100
2001........................................................     256,100
2002........................................................     149,394
                                                                --------
Total                                                           $917,694
                                                                ========

     In connection with the acquisition of 80% of the common stock of Artville (Note 12), the Company is required to purchase the remaining 20% of the common stock of Artville by December 31, 2003 or earlier if the Company acquires another business which competes with Artville, for an amount no less than $3,250,000. Also, if the minority shareholder's employment is terminated prior to December 31, 2003, the Company is required to purchase the remaining 20% of the common stock of Artville, for an amount no less than $1 million.

9. EMPLOYEE BENEFIT PLANS

     The Company maintains a 401(k) plan covering substantially all employees who meet certain age and length of service requirements. The Company contributes a percentage of the amount of salary deferral contributions made by each participating employee. The amount charged to expense related to this plan was approximately $110,041 in 1998.

10. GEOGRAPHIC INFORMATION

     The Company operates under one business segment. Financial information for the year ended December 31, 1998 by geographic region is as follows (sales are reported in the geographic area of the customer or franchised sales office):

                         NORTH AND                     ASIA-
                       SOUTH AMERICA     EUROPE       PACIFIC     ELIMINATIONS       TOTAL
                       -------------   -----------   ----------   -------------   -----------
Revenues.............   $58,862,836    $29,932,759   $4,323,163   $ (22,424,538)  $70,694,220
Long-lived assets....    61,185,570        742,415      144,203              --    62,082,188

11. RELATED PARTY TRANSACTIONS

     The Company purchases photographic laboratory services from the Color Place, Inc., an entity which is wholly owned by the Chief Executive Officer of the Company. Purchases in 1998 from the Color Place, Inc. totaled $773,000. The Company believes these services are provided at fair market value.

     The Company's internet site is maintained by Picture Network International, a wholly owned subsidiary of Kodak. Picture Network billed the Company $267,000 for these services during 1998. The Company believes these services are provided at fair market value.

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1998

11. RELATED PARTY TRANSACTIONS (CONTINUED)
     Kodak funds the Company's cash flow requirements. Net borrowings from Kodak are non-interest bearing.

12. ACQUISITION OF ARTVILLE

     In October 1998, the Company acquired 80% of the common stock of Artville for approximately $9,334,220. Artville is engaged in the marketing of royalty-free image products, primarily illustrations. The acquisition has been accounted for as a purchase and, Artville's operating results have been included in the financial statements from the date of acquisition.

     On an unaudited pro forma basis, the estimated combined revenues and net loss of the Company, as though the acquisition of Artville was made at the beginning of 1998, are approximately $74 million and $4 million, respectively. The pro forma amounts do not necessarily reflect the results that actually would have been obtained had the transaction taken place at the beginning of the year nor are they intended to be a projection of future results.

13. SUBSEQUENT EVENT

     On August 3, 1999, Kodak signed a letter of intent to sell all of the Company's common stock to Getty Images, Inc. ("Getty"), a publicly owned visual content provider. The sale is subject to the execution of a definitive agreement by the parties and approvals by regulatory agencies.

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

                                                              AT SEPTEMBER 30,
                                                                    1999
                                                              ----------------
                                                                (UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................    $  1,206,100
Accounts receivable, net....................................      23,959,230
Prepaid expenses and other assets...........................       4,278,220
                                                                ------------
TOTAL CURRENT ASSETS........................................      29,443,550
                                                                ------------
NON-CURRENT ASSETS:
Libraries, net..............................................      11,108,061
Fixed assets, net...........................................       9,478,009
Goodwill, net...............................................      39,981,810
Other assets................................................       1,601,834
                                                                ------------
TOTAL ASSETS................................................    $ 91,613,264
                                                                ============
LIABILITIES AND SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES:
Accounts payable and accrued expenses.......................    $  5,749,570
Fees payable to photographers and cinematographers..........      12,526,337
                                                                ------------
TOTAL CURRENT LIABILITIES...................................      18,275,907
                                                                ------------
NON-CURRENT LIABILITIES:
Advances from Kodak.........................................      56,961,393
Other liabilities...........................................       1,031,702
                                                                ------------
TOTAL LIABILITIES...........................................      76,269,002
                                                                ------------
SHAREHOLDERS' EQUITY:
Capital stock, par value .01 per share,
  10,000,000 shares authorized; 3,000,000 shares issued and
  outstanding...............................................          30,000
Additional paid-in capital..................................      32,995,805
Accumulated deficit.........................................     (17,335,368)
Cumulative translation adjustment...........................        (346,175)
                                                                ------------
TOTAL SHAREHOLDERS' EQUITY..................................      15,344,262
                                                                ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................    $ 91,613,264
                                                                ============

The accompanying note is an integral part of these financial statements.

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

            UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                      FOR THE NINE          FOR THE NINE
                                                      MONTHS ENDED          MONTHS ENDED
                                                   SEPTEMBER 30, 1999    SEPTEMBER 30, 1998
                                                   ------------------    ------------------
                                                      (UNAUDITED)           (UNAUDITED)
Revenues:
Photography......................................     $34,756,327           $33,987,645
  Cinematography.................................      21,434,017            18,249,197
                                                      -----------           -----------
          Total revenues.........................      56,190,344            52,236,842
                                                      -----------           -----------
Direct costs:
  Photography....................................      14,984,892            15,124,852
  Cinematography.................................       7,899,250             6,101,214
                                                      -----------           -----------
          Total direct costs.....................      22,884,142            21,226,066
                                                      -----------           -----------
Gross profit.....................................      33,306,202            31,010,776
                                                      -----------           -----------
Depreciation and amortization....................       8,968,340             7,841,279
Selling, general and administrative expenses.....      29,040,035            24,310,168
                                                      -----------           -----------
          Loss from operations...................      (4,702,173)           (1,140,671)
                                                      -----------           -----------
Other income/(expense):
  Interest income................................          13,163                24,167
  Interest expense...............................        (116,200)             (221,539)
  Other income...................................         228,047               521,927
  Foreign currency (loss)/gain...................        (490,855)              220,555
                                                      -----------           -----------
Loss before income taxes.........................      (5,068,018)             (595,561)
                                                      -----------           -----------
Provision for income taxes.......................         994,917             1,668,394
Net loss.........................................     $(6,062,935)          $(2,263,955)
                                                      ===========           ===========
Other comprehensive loss:
  Foreign currency translation adjustment........         106,738              (530,266)
          Total comprehensive loss...............     $(5,956,197)           (2,794,221)
                                                      ===========           ===========

The accompanying note is an integral part of these financial statements.

                              THE IMAGE BANK, INC.
              (A WHOLLY OWNED SUBSIDIARY OF EASTMAN KODAK COMPANY)

            UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                      FOR THE NINE          FOR THE NINE
                                                      MONTHS ENDED          MONTHS ENDED
                                                   SEPTEMBER 30, 1999    SEPTEMBER 30, 1998
                                                   ------------------    ------------------
                                                      (UNAUDITED)           (UNAUDITED)
Cash flows from operating activities:
Net loss.........................................     $(6,062,935)          $(2,263,955)
  Adjustment to reconcile net loss
  to net cash flow provided by operating
  activities:
     Depreciation and amortization...............       8,968,340             7,841,279
     Loss from sale of fixed assets..............        (153,877)             (272,393)
     Changes in operating assets and liabilities:
       Accounts receivable.......................      (2,096,625)              459,585
       Prepaid expenses and other assets.........      (2,031,200)             (132,628)
       Accounts payable and accrued expenses.....        (698,598)           (2,059,211)
       Fees payable to photographers and
          cinematographers.......................         872,328              (569,421)
       Other liabilities.........................         203,200             1,478,970
                                                      -----------           -----------
          Net cash (used in)/provided by
            operations...........................        (999,367)            4,482,226
                                                      -----------           -----------
Cash flows used in investing activities:
  Additions to libraries.........................      (5,419,476)           (4,469,575)
  Additions to fixed assets, net of sales........      (3,326,346)           (1,963,673)
                                                      -----------           -----------
          Net cash used in investing
            activities...........................      (8,745,822)           (6,433,248)
                                                      -----------           -----------
Cash flows provided by financing activities:
  Net advances from Kodak........................       9,349,869             2,409,058
  Payments on capital lease obligations..........        (273,172)             (182,115)
                                                      -----------           -----------
          Net cash provided by financing
            activities...........................       9,076,697             2,226,943
                                                      -----------           -----------
Net (decrease)/increase in cash and cash
  equivalents....................................        (668,492)              275,921
Cash and cash equivalents, at prior year end ....       1,874,592               810,872
                                                      ===========           ===========
Cash and equivalents, at end of period...........     $ 1,206,100           $ 1,086,793
                                                      ===========           ===========
Cash paid during the year for:
  Interest.......................................         215,567               263,397
                                                      ===========           ===========
  Income taxes...................................          24,150                43,000
                                                      ===========           ===========

The accompanying note is an integral part of these financial statements.

NOTE -- BASIS OF PRESENTATION.

     The accompany financial statements have been prepared by the Company in accordance with the accounting policies stated in the 1998 Consolidated Financial Statements and should be read in conjunction with the Notes to Financial Statements appearing therein. In the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation have been included in the financial statements.

EDGAR description of artwork:

Description of inside front cover -- Samples of images offered by Getty Images.

Description of inside back cover -- Identification of images on inside front cover.

                              [GETTY IMAGES LOGO]